APOLLO | Commercial Real Estate Finance

2022 ANNUAL REPORT

Dear Fellow Stakeholders,

Typically, I would use this letter to highlight Apollo Commercial Real Estate Finance, Inc.'s ("ARI" or the "Company") achievements in 2022, which were notable. However, given the ongoing volatility in the capital markets and its impact on commercial real estate, I wanted to begin by addressing how ARI is positioned in the current environment and what our strategic focus is for the Company in 2023.

While headline inflation remains higher than the Fed's target 2% rate and employment metrics remain strong, the increases in the Fed's target rate over the past 12 months from 0.20% to the current 4.65% have had a significant impact on the commercial real estate market. Over the past year there has been a material increase in the cost of financing for commercial real estate assets, which has led to declines in value across most property types. As uncertainty around both the trajectory of the economy and future Fed actions persists, real estate owners and investors are taking a cautious approach, which has led to a decrease in overall transaction activity.

It is worth noting that historically, the value of real estate assets has been positively correlated with rising inflation, as the increasing cost of constructing new assets serves to protect the value of existing assets. However, given that investments in real estate typically rely on the use of some leverage, the dramatic rise in interest rates and the resulting impact on financing costs has reduced the positive leverage benefit inherent in most real estate transactions and has been a contributing factor to declines in asset value. One bright spot for most of the commercial real estate sector is the fact that, apart from office assets, underlying operating performance remains positive. While the rate of increase may be slowing, rents are still trending higher and occupancy levels remain stable.

Given the evolving climate in the commercial real estate market, we continue to take a cautious approach to capital deployment on behalf of ARI and are focused on increasing liquidity through expanding our financing relationships, entering into new facilities and selectively selling loans. We also are intensely focused on proactive asset management and working with our borrowers on partial loan paydowns and extensions, where appropriate. Importantly for ARI, given the robust level of loans originated by the Company over the past two years, our portfolio remains well positioned to continue generating strong distributable earnings. In addition, ARI benefits from higher base rates given that our portfolio is comprised of 98% floating rate loans. The weighted average unlevered all-in yield on ARI's loan portfolio increased 200 basis points from the end of 2021 through the end of 2022, which continues to be a positive tailwind for ARI.

Getting back to 2022 performance, ARI completed over $3.7 billion of loan originations, ending the year with a portfolio of $8.7 billion of predominately senior, floating rate loans. Within ARI's portfolio, several significant asset management milestones were achieved, freeing up investable capital that was redeployed into newly originated loans underwritten to generate attractive, risk-adjusted returns. As a result, ARI provided a well-covered dividend of $1.40 per share of common stock for the year to common stockholders.

Despite the slowdown in transaction volume in 2022, ARI received over $2.2 billion of loan repayments across varied property types and geographies. Notably, ARI had several office loans either fully or partially repaid totaling $647 million and, as of year-end, office exposure had decreased from a high of nearly 30% at the end of 2020 to just 19% of the portfolio. That exposure was further reduced in 2023, as ARI received additional full and partial repayments from office loans, which now currently comprise only 18% of the portfolio.

Shifting to the liability side of the balance sheet, ARI had some notable capital markets achievements in 2022, as we added several new financing facilities and extended the term on existing ones. Over the past eight months, ARI has entered into two new asset-specific lending facilities and a new revolving credit facility, each with well-capitalized, global money center banks. While there has been elevated attention to the pullback in real estate lending by regional banks, ARI's counterparties very much remain open for business and are continuing to provide additional financing for our secured facilities. Most of these financial institutions have been the beneficiaries of an inflow of deposits over the past month and remain committed to commercial real estate lending.

As we look ahead to the remainder of 2023, ARI is well positioned on multiple fronts. The portfolio continues to generate stable distributable earnings, even while maintaining a conservative stance and marshalling excess liquidity on the balance sheet. While ARI's transaction volume is expected to slow this year, Apollo remains active in the CRE lending market on behalf of other managed capital and is keeping a pulse on market conditions. We continue to take proactive steps to strengthen the balance sheet, diversify funding sources and maintain excess liquidity, all while providing an attractive, well covered distribution to our common stockholders.

As always, we appreciate your continued support.

Sincerely,

Stuart Rothstein

Chief Executive Officer and President

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2022

OR

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from   to

Commission File Number: 001-34452

_____

Apollo Commercial Real Estate Finance, Inc.

(Exact name of registrant as specified in its charter)

_____

Maryland	**27-0467113**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

Apollo Commercial Real Estate Finance, Inc.
c/o Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor,
New York, New York 10019
(Address of principal executive offices) (Zip Code)

(212) 515–3200
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of Each Class</u>	<u>Trading Symbol(s)</u>	<u>Name of Each Exchange on Which Registered</u>
Common Stock, $0.01 par value	ARI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

 As of June 30, 2022, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $1,450,121,147 based on the closing sales price of our common stock on such date as reported on the New York Stock Exchange

 As of February 7, 2023, there were 141,266,039 shares, $0.01 par value per share, of the registrant's common stock issued and outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement for the 2023 annual meeting of stockholders are incorporated by reference into Part III of this annual report on Form 10-K.

Table of Contents

			Page
		Part I	
Item 1.	Business.		5
Item 1A.	Risk Factors.		8
Item 1B.	Unresolved Staff Comments.		32
Item 2.	Properties.		32
Item 3.	Legal Proceedings.		32
Item 4.	Mine Safety Disclosures.		32
		Part II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.		33
Item 6.	Selected Financial Data.		35
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.		35
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk.		49
Item 8.	Financial Statements and Supplementary Data.		50
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.		97
Item 9A.	Controls and Procedures.		98
Item 9B.	Other Information.		98
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.		98
		Part III	
Item 10.	Directors, Executive Officers and Corporate Governance.		98
Item 11.	Executive Compensation.		99
Item 12.	Security Ownership of Certain Beneficial Owners and Management Related Stockholder Matters.		99
Item 13.	Certain Relationships and Related Transactions, and Director Independence.		99
Item 14.	Principal Accountant Fees and Services.		99
		Part IV	
Item 15.	Exhibits, Financial Statement Schedules.		99
Item 16.	Form 10-K Summary.		102
	Signatures		102

FORWARD-LOOKING INFORMATION

In this annual report on Form 10-K, references to "ARI," "Company," "we," "us," or "our" refer to Apollo Commercial Real Estate Finance, Inc. and its subsidiaries; references to the "Manager" refer to ACREFI Management, LLC, an indirect subsidiary of Apollo Global Management, Inc., unless specifically stated otherwise or the context otherwise indicates.

We make forward-looking statements herein and will make forward-looking statements in future filings with the Securities and Exchange Commission ("SEC"), press releases or other written or oral communications within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For these statements, we claim the protections of the safe harbor for forward-looking statements contained in such Sections. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond our control. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, it intends to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the macro- and micro-economic impact of the coronavirus ("COVID-19") pandemic; increasing interest rates and inflation; market trends in our industry, real estate values, the debt securities markets or the general economy; the demand for commercial real estate loans; our business and investment strategy; our operating results; actions and initiatives of the U.S. government and governments outside of the United States, changes to government policies and the execution and impact of these actions, initiatives and policies; the state of the economy generally or in specific geographic regions; economic trends and economic recoveries; our ability to obtain and maintain financing arrangements, including secured debt arrangements and securitizations; the timing and amount of expected future fundings of unfunded commitments; the availability of debt financing from traditional lenders; the volume of short-term loan extensions; the demand for new capital to replace maturing loans; expected leverage; general volatility of the securities markets in which we participate; changes in the value of our assets; the scope of our target assets; interest rate mismatches between our target assets and any borrowings used to fund such assets; changes in interest rates and the market value of our target assets; changes in prepayment rates on our target assets; effects of hedging instruments on our target assets; rates of default or decreased recovery rates on our target assets; the degree to which hedging strategies may or may not protect us from interest rate volatility; impact of and changes in governmental regulations, tax law and rates, accounting, legal or regulatory issues or guidance and similar matters; our continued maintenance of our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes; our continued exclusion from registration under the Investment Company Act of 1940, as amended (the "1940 Act"); the availability of opportunities to acquire commercial mortgage-related, real estate-related and other securities; the availability of qualified personnel; estimates relating to our ability to make distributions to our stockholders in the future; our present and potential future competition; and unexpected costs or unexpected liabilities, including those related to litigation.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. See Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this annual report on Form 10-K. These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that we file with the SEC, could cause our actual results to differ materially from those included in any forward-looking statements we make. All forward-looking statements speak only as of the date they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY RISK FACTORS

Risks Related to Our Business and Structure

- We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable target assets or dispose of our target assets and could also affect the pricing of these securities.

- We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

- Loss of our exclusion from registration under the 1940 Act would adversely affect us.

- Major public health issues, including the ongoing COVID-19 pandemic, and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

Risks Related to Our Financing

- Our access to sources of financing may be limited and thus our ability to potentially enhance our returns may be adversely affected.

- We may increase the amount of leverage we use in our financing strategy, which would subject us to greater risk of loss.

- We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Risks Related to Our Assets

- We may not achieve our weighted-average all-in yield on our assets, which may lead to future returns that may be significantly lower than anticipated.

- The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

- The commercial mortgage loans and other commercial real estate-related loans we acquire or originate are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

- Recent macroeconomic trends, including inflation and rising interest rates, may adversely affect our business, financial condition and results of operations.

Risks Related to Our Relationship with the Manager

- There are various conflicts of interest in our relationship with Apollo which could result in decisions that are not in the best interests of our stockholders.

- We are dependent on the Manager and its key personnel for our success and upon their access to Apollo's investment professionals and partners. We may not find a suitable replacement for the Manager if the Management Agreement is terminated, or if key personnel leave the employment of the Manager or Apollo or otherwise become unavailable to us.

- The termination of the Management Agreement may be difficult and costly, which may adversely affect our inclination to end our relationship with the Manager.

- The Manager manages our portfolio pursuant to very broad investment guidelines and our board of directors does not approve each decision made by the Manager, which may result in us undertaking riskier transactions.

Risks Related to Our Taxation as a REIT

- Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code, and our failure to qualify as a REIT or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

- Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, to incur debt, or could otherwise adversely affect our ability to execute our business plan.

Item 1. Business

All currency figures expressed herein are expressed in thousands, except share or per share amounts.

GENERAL

Apollo Commercial Real Estate Finance, Inc. is a corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes and primarily originates, acquires, invests in and manages performing commercial first mortgage loans, subordinate financings and other commercial real estate-related debt investments. These asset classes are referred to as our target assets.

We are externally managed and advised by the Manager, an indirect subsidiary of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo"), a global, high-growth alternative asset manager with assets under management of approximately $523.0 billion as of September 30, 2022. The Manager is led by an experienced team of senior real estate professionals who have significant experience in underwriting and structuring commercial real estate financing transactions. We benefit from Apollo's global infrastructure and operating platform, through which we are able to source, evaluate and manage potential investments in our target assets.

Our principal business objective is to acquire our target assets in order to provide attractive risk adjusted returns to our stockholders over the long term, primarily through dividends and secondarily through capital appreciation. As of December 31, 2022, we held a diversified portfolio comprised of approximately $8.1 billion of commercial mortgage loans and $0.6 billion of subordinate loans and other lending assets. As of December 31, 2022, we had financed this portfolio with $5.3 billion of secured debt arrangements, $230.0 million aggregate principal amount of 5.375% Convertible Senior Notes due 2023 (the "2023 Notes"), $777.3 million senior secured term loans (the "Term Loans"), $500.0 million of 4.625% Senior Secured Notes due 2029 (the "2029 Notes") and $164.8 million construction loan related to our real estate owned held for investment.

We are a Maryland corporation that was organized in 2009 and have elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2009. We generally are not subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute our net taxable income to stockholders and maintain our intended qualification as a REIT. We also operate our business in a manner intended to allow us to remain excluded from registration as an investment company under the 1940 Act.

INVESTMENT STRATEGY

To identify attractive opportunities within our target assets, we rely on the expertise of the Manager and its affiliates as well as their platform which integrates real estate experience with private equity and capital markets expertise, in transaction sourcing, underwriting, execution, asset operation, management and disposition. In the near-to-medium term, we expect to continue to deploy our capital through the origination and acquisition of performing commercial first mortgage loans, subordinate financings and other commercial real estate-related debt investments at attractive risk-adjusted yields.

We target assets that are secured by institutional quality real estate throughout the United States and Europe. Our underwriting includes a focus on stressed in-place cash flows, debt yields, debt service coverage ratios, loan-to-values, property quality and market and sub-market dynamics. The Manager may also capitalize on opportunistic pricing dislocations created by distressed sellers or distressed capital structures where a lender or holder of a loan or security is in a compromised situation due to the relative size of its portfolio, the magnitude of nonperforming loans, or regulatory/rating agency issues driven by potential capital adequacy or concentration issues. In pursuing investments with attractive risk-reward profiles, we incorporate our views, generally or in specific geographic regions as applicable, of the current and future economic environment, our outlook for real estate in general and particular asset classes and our assessment of the risk-reward profile derived from our underwriting and cash flow analysis, including taking into account relative valuation, supply and demand fundamentals, the level of interest rates, the shape of the yield curve, prepayment rates, financing and liquidity, real estate prices, delinquencies, default rates, recovery of various sectors and vintage of collateral. In general, we pursue a value-driven approach to underwriting and diligence, consistent with the historical investment strategy of the Manager and its affiliates. Each prospective investment receives a rigorous, credit-oriented evaluation towards determining the risk/return profile of the opportunity and the appropriate pricing and structure for the prospective investment. On our behalf, the Manager has implemented underwriting standards founded on fundamental market and credit analyses with a focus on current and sustainable cash flows. These underwriting standards place a particular emphasis on due diligence of the sponsor and borrower. Apollo has implemented comprehensive anti-money laundering policies and procedures, including know-your-customer and beneficial owner controls. In addition, we recognize the importance of environmental, social, and governance ("ESG") issues and incorporate ESG considerations into the investment analysis and decision-making process, including conducting and completing environmental risk assessment for all of the properties underlying our loans. We also utilize forward currency contracts to economically hedge interest and principal payments due under our loans denominated in currencies other than U.S. dollars ("USD").

All investment decisions are made with a view to maintaining our qualification as a REIT and our exclusion from registration under the 1940 Act.

FINANCING STRATEGY

We use borrowings as part of our financing strategy, in addition to raising capital through public offerings of our equity and debt securities. We believe the amount of leverage we use is consistent with our intention of keeping total borrowings within a prudent range, as determined by the Manager, taking into account a variety of factors, which may include the anticipated liquidity and price volatility of target assets in our investment portfolio, the potential for losses and extension risk in our investment portfolio, the gap between the duration of assets and liabilities, including hedges, the availability and cost of financing the assets, the creditworthiness of our financing counterparties, the health of the global economy and commercial and residential mortgage markets, the outlook for the level, slope, and volatility of interest rate movement, the credit quality of our target assets and the type of collateral underlying such target assets. In utilizing leverage, we seek to enhance equity returns while limiting interest rate exposure. In order to achieve our return on equity, we generally finance our mortgage loans with 2.0 to 3.0 turns of leverage and generally do not finance our subordinate loans and other lending assets given built-in inherent structural leverage. We obtain financing through a variety of sources including secured credit facilities, private securitizations and corporate-level debt. As of December 31, 2022, we had $3.5 billion of borrowings outstanding under our secured debt arrangements with eight secured credit facilities and $1.9 billion of borrowings outstanding under our private securitization with Barclays Bank, plc (the "Barclays Private Securitization"). During the year ended December 31, 2022, we entered into two new credit facilities, which provided $252.1 million of additional liquidity, and upsized three of our existing credit facilities by $1.1 billion. Further, we obtained construction financing in the amount of $164.8 million (with a total capacity of $388 million) from a major money center bank who is a new counterparty for us. In addition, as of December 31, 2022, we had $1.5 billion of corporate level debt including Term Loans, Senior Secured Notes due 2029 (the "2029 Notes") and Convertible Notes due 2023 ("2023 Notes"). In the future, we may increase or decrease our borrowing levels and also seek to raise further equity or debt capital in order to achieve our investment strategy.

From time to time, we utilize derivative financial instruments to hedge the interest rate risk associated with our borrowings. Under the U.S. federal income tax laws applicable to REITs, we generally are able to enter into certain transactions to hedge indebtedness we incur to acquire or carry real estate assets, although the total gross income from interest rate hedges that does not meet this requirement and other non-qualifying sources generally must not exceed 5% of our gross income.

We also may engage in a variety of interest rate management techniques that seek to mitigate changes in interest rates or other potential influences on the values of our assets. The U.S. federal income tax rules applicable to REITs may require us to implement certain of these techniques through a domestic taxable REIT subsidiary ("TRS") that is fully subject to U.S. federal corporate income taxation.

We may attempt to reduce interest rate risk and to minimize exposure to interest rate fluctuations through the use of match funded financing structures, when appropriate, whereby we may seek (1) to match the maturities of our debt obligations with the maturities of our assets, and (2) to match the interest rates on our assets with like-kind debt (i.e., we may finance floating rate assets with floating rate debt and fixed-rate assets with fixed-rate debt), directly or through the use of interest rate swap agreements or other financial instruments, or through a combination of these strategies. We expect these instruments will allow us to minimize, but not eliminate, the risk that we may have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our borrowings and hedging as of December 31, 2022.

CORPORATE GOVERNANCE

We strive to maintain an ethical workplace in which the highest standards of professional conduct are practiced.

Our board of directors is composed of a majority of independent directors. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of our board of directors are composed exclusively of independent directors.

In order to foster the highest standards of ethics and conduct in all business relationships, we have adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines, which cover a wide range of business practices and procedures that apply to all of our directors and officers. In addition, we have implemented Whistle Blowing Procedures for Accounting and Auditing Matters (the "Whistleblower Policy") that set forth procedures by which Covered Persons (as defined in the Whistleblower Policy) may raise, on a confidential basis, concerns regarding, among other things, any questionable or unethical accounting, internal accounting controls or auditing matters with the Audit Committee. Third parties, such as our clients, stockholders or competitors may also report a good faith complaint regarding such matters.

We have an insider trading policy that prohibits any of our directors or employees, partners, directors and officers of Apollo, as well as others, from buying or selling our securities on the basis of material nonpublic information.

COMPETITION

Our net income depends, in part, on management's ability to acquire assets that generate favorable spreads over their borrowing costs. In acquiring target assets, we compete with other REITs, private funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. In addition, there are other REITs with similar asset acquisition objectives and others that may be organized in the future. These other REITs will increase competition for the available supply of mortgage assets suitable for purchase and origination. These competitors may be significantly larger than us, have access to greater capital and other resources or may have other advantages. In addition, some competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Current market conditions may attract more competitors, which may increase the competition for sources of investment and financing. An increase in the competition for sources of funding could adversely affect the availability and cost of financing, and thereby adversely affect the market price of our common stock.

EMPLOYEES; STAFFING; HUMAN CAPITAL

We have no employees and are managed by the Manager pursuant to the management agreement between the Manager and us, dated as of September 23, 2009 (the "Management Agreement"). All of our officers are employees of the Manager or its affiliates.

The Manager is led by an experienced team of senior real estate professionals who have significant experience in underwriting and structuring commercial real estate financing transactions. We benefit from Apollo's global infrastructure and operating platform, through which we are able to source, evaluate and manage potential investments in our target assets. Apollo has advised us that investing in and fostering a high-performing, diverse and inclusive workforce is a key pillar of operating its business. You can learn more about Apollo's commitment to its employees on its website at www.apollo.com under "Our Impact—Operating With Impact." The information contained on, or accessible from, Apollo's website does not form a part of and is not incorporated by reference into this annual report on Form 10-K.

AVAILABLE INFORMATION

We maintain a website at www.apollocref.com and make available, items including: (a) the annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (including any amendments thereto), proxy statements and other information filed with, or furnished to, the SEC, as soon as reasonably practicable after such documents are so filed or furnished, (b) Corporate Governance Guidelines, (c) Director Independence Standards, (d) Code of Business Conduct and Ethics, and (e) written charters of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the board of directors. The information on our website does not form a part of and is not incorporated by reference into this annual report on Form 10-K. Our documents filed with, or furnished to, the SEC are also available for review at the SEC's website at www.sec.gov. We provide copies of our Corporate Governance Guidelines and Code of Business Conduct and Ethics, free of charge, to stockholders who request it. Requests should be directed to Investor Relations at Apollo Commercial Real Estate Finance, Inc., c/o Apollo Global Management, Inc., 9 West 57th Street, 42nd Floor, New York, New York 10019.

Item 1A. Risk Factors

Our business and operations are subject to a number of risks and uncertainties, the occurrence of which could adversely affect our business, financial condition, results of operations and ability to make distributions to stockholders and could cause the value of our capital stock to decline.

RISKS RELATED TO OUR BUSINESS AND STRUCTURE

We operate in a competitive market for investment opportunities and future competition may limit our ability to acquire desirable target assets or dispose of our target assets and could also affect the pricing of these securities.

A number of entities compete with us to make the types of investments that we target. We compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental bodies and other entities. In addition, other REITs with similar asset acquisition objectives, including others that may be organized in the future, compete with us in acquiring assets and obtaining financing. These competitors may be significantly larger than us, may have access to greater capital and other resources or may have other advantages. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Many of our competitors are not subject to the operating constraints associated with REIT qualification or maintenance of our exclusion from registration under the 1940 Act. Furthermore, competition for investments in our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns. We cannot assure that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive opportunities from time to time, and we can offer no assurance that we will be able to identify and acquire assets that are consistent with our objectives.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, a misappropriation of funds, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusions, including by computer hackers, nation-state affiliated actors, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased, and will likely continue to increase in the future. The result of these incidents could include disrupted operations, misstated or unreliable financial data, disrupted market price of our common stock, misappropriation of assets, liability for stolen assets or information, increased cybersecurity protection and insurance costs, regulatory enforcement, litigation and damage to our investor relationships. These risks require continuous and likely increasing attention and other resources from us, Apollo and third-party service providers to, among other actions, identify and quantify these risks, upgrade and expand our technologies, systems and processes to adequately address them and provide periodic training for the Manager's employees to assist them in detecting phishing, malware and other schemes. Such attention diverts time and other resources from other activities and there is no assurance that such efforts will be effective. Additionally, the cost of maintaining such systems and processes, procedures and internal controls may increase from its current level.

In the normal course of business, we and our third-party service providers collect and retain certain personal information provided by borrowers, employees and vendors. We also rely extensively on computer systems to process transactions and manage our business. We can provide no assurance that the data security measures designed to protect confidential information on our systems established by us and our service providers will be able to prevent unauthorized access to this personal information. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed not be detected and, in fact, may not be detected. Accordingly, we and our service providers may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us and our service providers to entirely mitigate this risk.

Our business depends on the communications and information systems of Apollo and other third-party service providers. Such systems may fail to operate properly or become disabled as a result of cyber incidents. Any failure or interruption of the systems of Apollo or any other counterparties that we rely on could cause delays or other problems and could have a material adverse effect on our operating results. None of we, the Manager or Apollo has experienced any material breach of cybersecurity. However, we can provide no assurance that the networks and systems that we, the Manager, Apollo or our third-party service providers have established or use will be effective. As our reliance on technology has increased, so have the risks posed to our communications and information systems, both internal and those provided by the Manager, Apollo and third-party service providers. Apollo's processes, procedures and internal controls that are designed to mitigate cybersecurity risks and cyber intrusions do not guarantee that a cyber incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Even if we are not targeted directly, cyberattacks on the U.S. and foreign governments, financial markets, financial institutions, or other businesses, including borrowers, vendors, software creators, cybersecurity service providers, and other third parties with whom we do business, may occur, and such events could disrupt our normal business operations and networks in the future.

We cannot assure our stockholders of our ability to pay dividends in the future.

We are generally required to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). We currently intend to make quarterly distributions of all or substantially all of our REIT taxable income in each year. Dividends will be declared and paid at the discretion of our board of directors and will depend on our REIT taxable earnings, our financial condition, maintenance of our REIT qualification and such other factors as the board may deem relevant from time to time. Our ability to pay dividends may be negatively impacted by adverse changes in our operating results.

We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from regulatory reform of the oversight of financial markets.

The laws and regulations governing our operations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could require changes to certain of our business practices, negatively impact our operations, cash flow or financial condition, impose additional costs on us or otherwise adversely affect our business.

The U.S. government, the U.S. Federal Reserve, the U.S. Treasury, the SEC and other governmental and regulatory bodies have taken or are taking various actions involving intervention in the economic and financial system and regulatory reform of the oversight of financial markets. In 2010, former President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which has changed the regulation of financial institutions and the financial services industry, including the mortgage industry. The current regulatory environment may be impacted by recent and potential future legislative developments, such as amendments to key provisions of the Dodd-Frank Act. The Biden Administration is likely to take a more active approach to banking and financial regulation than the prior Trump Administration, particularly to promote policy goals involving climate change, racial equity, ESG matters, consumer financial protection and infrastructure, which could affect our business and operations if enacted. However, with a Republican majority in the U.S. House of Representatives, we cannot predict whether the Biden Administration will be able to enact any significant legislative measures in these areas.

In addition, the substance of regulatory supervision may be influenced through the appointment of individuals to the U.S. Federal Reserve Board and other financial regulatory bodies. With the support of a Democratic majority in the Senate, President Biden may be more likely to be able to have his nominees to such bodies confirmed and, accordingly, carry out the Administration's regulatory agenda.

We cannot predict the ultimate content, timing, or effect of legislative and regulatory actions under the Biden Administration, nor is it possible at this time to estimate the impact of any such actions which could have a dramatic impact on our business, results of operations and financial condition.

The Manager may be unable to operate us within the parameters that allow the Manager to be exempt from regulation as a commodity pool operator, which would subject us to additional regulation and compliance requirements, and could materially adversely affect our business and financial condition.

The enforceability of agreements underlying certain derivative transactions may depend on compliance with applicable statutory and other regulatory requirements and, depending on the identity of the counterparty, applicable international statutory and regulatory requirements. Regulations have been promulgated by U.S. and foreign regulators attempting to strengthen oversight of derivative contracts. The Dodd-Frank Act established a comprehensive regulatory framework for swaps and security-based swaps, including mandatory clearing, execution and reporting requirements, which may result in increased margin requirements and costs. In addition, any investment fund that trades in swaps may be considered a "commodity pool," which would cause its operator to be regulated as a "commodity pool operator" (a "CPO"). In December 2012, the Commodity Futures Trading Commission ("CFTC"), issued a no-action letter giving relief to operators of mortgage REITs from any applicable CPO registration requirement. In order for the Manager to qualify for the no-action relief, we must, among other non-operation requirements: (1) limit our initial margin and premiums for commodity interests (swaps and exchange-traded derivatives subject to the jurisdiction of the CFTC) to no more than 5% of the fair market value of our total assets; and (2) limit our net income from commodity interests that are not "qualifying hedging transactions" to less than 5% of its gross income. The need to operate within these parameters could limit the use of swaps and other commodity interests by us below the level that the Manager would otherwise consider optimal or may lead to the registration of the Manager or our directors as commodity pool operators, which will subject us to additional regulatory oversight, compliance and costs.

The United Kingdom's exit from the European Union could materially adversely affect our business, financial condition and results of operations.

The United Kingdom left the European Union on January 31, 2020, an event commonly referred to as "Brexit." The United Kingdom and the European Union have entered into a trade and cooperation agreement governing certain aspects of their relationship. The agreement addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. However, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before Brexit. These developments have had and may continue to have a material adverse effect on global economic conditions and financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Since we and our borrowers rely on access to the financial markets in order to refinance our debt liabilities and gain access to new financing, ongoing political uncertainty and any worsening of the economic environment may reduce our and our borrowers' ability to refinance existing and future liabilities or gain access to new financing, in each case on favorable terms or at all. For these reasons, Brexit could have adverse consequences on our business, financial condition and results of operations. As of December 31, 2022, we had $2.5 billion, or 28.4%, of our portfolio (by carrying value) invested in the United Kingdom.

Major public health issues, including the ongoing COVID-19 pandemic, and related disruptions in the U.S. and global economy and financial markets could adversely impact or disrupt our financial condition and results of operations.

In recent years, the outbreaks of a number of diseases, including avian influenza, H1N1, and other viruses have increased the risk of a pandemic or major public health issues. Since December 2019, COVID-19 and its variants have spread globally, including in the United States, and have continued to adversely impact global economic activity and contribute significant volatility in financial markets.

We believe that our, Apollo's and the Manager's ability to operate, our level of business activity and the profitability of our business, as well as the values of, and the cash flows from, the assets we own, have been, and may continue to be impacted by the effects of COVID-19 and could in the future be impacted by another pandemic or other major public health issues. While we have implemented risk management and contingency plans and taken preventive measures and other precautions, no predictions of specific scenarios can be made with certainty and such measures may not adequately predict the impact on our business from such events.

The effects of COVID-19 or another pandemic could adversely impact the value of our assets, business, financial condition, results of operations and cash flows, and our ability to operate successfully due to, among other factors:

- difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the financial markets or deteriorations in credit and financing conditions may affect our ability and our borrowers' ability to make regular payments of principal and interest (whether due to an inability to make such payments, an unwillingness to make such payments, or a waiver of the requirement to make such payments on a timely basis or at all);

- fundamentally changing the manner and frequency in which commercial real estate is used;

- the extent the value of commercial real estate declines, which would also likely negatively impact the value of the loans we own, which could lead to additional margin calls;

- our ability to continue to satisfy any additional margin calls from our lenders and to the extent we are unable to satisfy any such margin calls, any acceleration of our indebtedness, increase in the interest rate on advanced funds, termination of our ability to borrow funds from them, or foreclosure by our lenders on our assets;

- our ability to remain in compliance with the financial covenants in our financing agreements with our lenders in the event of impairments in the value of the loans we own;

- disruptions to the efficient function of our operations because of, among other factors, any inability to access short-term or long-term financing for the mortgage loans and other real estate-related loans we make;

- our need to sell assets, including at a loss;

- to the extent we elect or are forced to reduce our loan origination activities;

- inability of borrowers under our construction loans to continue or complete construction as planned for their operations, which may affect their ability to complete construction and collect rent and, consequently, their ability to pay principal or interest on our construction loans;

- inability by loan servicers to operate in affected areas or at all, including due to the bankruptcy of one or more servicers, or the inability of the Manager to effectively oversee servicers in certain of their activities or perform certain loan administration functions;

- inability of other third-party vendors we rely on to conduct our business to operate effectively and continue to support our business and operations, including vendors that provide IT services, legal and accounting services, or other operational support services;

- decreases in observable market activity or unavailability of information, resulting in restricted access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise, including valuing the loans we own, including estimated impairments, and estimates and changes in long term macro-economic assumptions relating to accounting for current expected credit loss ("CECL") allowances;

- effects of legal and regulatory responses to concerns about the COVID-19 pandemic or another pandemic and related public health issues, which could result in additional regulation or restrictions affecting the conduct of our business; and

- our ability to ensure operational continuity in the event our business continuity plan is not effective or ineffectually implemented or deployed during a disruption.

The extent of the impact of the COVID-19 pandemic and any other pandemic on us will depend on many factors, including the duration and scope of the public health emergency, the actions taken by governmental authorities to contain COVID-19 and other future pandemics and their financial and economic impact, the implementation of travel advisories and restrictions, the efficacy and availability of vaccines, disparities in vaccination rates and vaccine hesitancy, the rise of new variants and the severity of such variants the impact of the public health emergency on overall supply and demand, goods and services, consumer confidence and levels of economic activity and the extent of its disruption to global, regional, and local supply chains and economic markets, all of which are uncertain and difficult to assess. Moreover, many risk factors set forth in this annual report on Form 10-K should be interpreted as heightened risks as a result of the impact of the COVID-19 pandemic or another pandemic.

Climate change and regulatory and other efforts to reduce potential climate change impacts and the increased focus on ESG issues could adversely affect our business.

We face a number of risks associated with climate change including both transition and physical risks. The transition risks that could impact our company include those risks related to the impact of U.S. and foreign climate- and ESG-related legislation and regulation intended to reduce greenhouse gas emissions and potential climate change impacts, as well as risks arising from climate-and-ESG-related business trends. Moreover, we are subject to risks stemming from the physical impacts of climate change.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations that could negatively affect us and materially increase our regulatory burden. Increased regulations generally increase the costs to us, and those higher costs may continue to increase if new laws require additional resources, including spending more time, hiring additional personnel or investing in new technologies.

We also face climate-and ESG-related business trends. Investors are increasingly taking into account ESG factors, including climate risks, diversity, equity and inclusion policies, and corporate governance in determining whether to invest in companies. Additionally, our reputation and investor relationships could be damaged as a result of our involvement with certain industries or assets associated with activities perceived to be causing or exacerbating climate change, or other ESG-related issues, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change or other ESG-related issues. Conversely, if we avoid involvement with such industries or activities, we may limit our capital deployment opportunities to an extent that adversely affects our business.

Further, significant physical effects of climate change including extreme weather events such as hurricanes or floods can also have an adverse impact on real estate assets that secure our loans or that we own. Additionally, both transition and physical risks associated with climate change could result in increased operating costs for our borrowers and could adversely impact our borrowers' ability to make regular payments of principal and interests. As the effects of climate change increase, we expect the frequency and impact of weather and climate related events and conditions to increase as well. For example, nonseasonal or violent weather events can have a material impact to businesses or properties that focus on tourism or recreational travel. See also "—Risks Related to Our Assets—Our real estate assets are subject to risks particular to real property. These risks may have resulted and may continue to result in a reduction or elimination of return from a loan secured by a particular property."

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law ("MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock including:

- "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, impose fair price and/or supermajority stockholder voting requirements on these combinations;

- "control share" provisions of the MGCL that provide that a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and personnel who are also directors; and

- "unsolicited takeover" provisions of the MGCL that permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not yet have.

As permitted by the MGCL, our board of directors has by resolution exempted from the "business combination" provision of the MGCL business combinations (1) between us and any other person, provided that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person) and (2) between us and Apollo and its affiliates and associates and persons acting in concert with any of the foregoing. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that these exemptions will not be amended or eliminated at any time in the future.

Loss of our exclusion from registration under the 1940 Act would adversely affect us.

We conduct our operations so as not to become regulated as an investment company under the 1940 Act. Because we are a holding company that conducts our businesses primarily through wholly-owned subsidiaries, the securities issued by these subsidiaries that are exempted or otherwise excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, together with any other "investment securities" (as defined for purposes of the 1940 Act) we own, may not have a combined value in excess of 40% of the value of our total assets on an unconsolidated basis, which we refer to as the 40% test. This requirement limits the types of businesses in which we may engage through our subsidiaries.

Certain of our subsidiaries qualify to be excluded from registration as investment companies under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for an entity "not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in … the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion generally requires that at least 55% of the assets of an entity relying on this exclusion be comprised of what the SEC staff through a series of no-action letters has characterized as "qualifying assets" and at least another 25% of the assets of such entity be comprised of either qualifying assets or what the SEC staff in such guidance has characterized as "real estate-related assets" under the 1940 Act (and no more than 20% comprised of miscellaneous assets). We expect any of our subsidiaries relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff to determine which assets are qualifying assets and which assets are real estate related under this exclusion to the extent such guidance is available. The SEC staff has determined in various no-action letters that qualifying assets for this purpose include senior, first ranking mortgage loans, certain B Notes and mezzanine loans that satisfy various conditions specified in such SEC staff no-action letters. Neither the SEC nor its staff has, however, published guidance in respect of Section 3(c)(5)(C) regarding some of our other target assets. For assets for which the SEC and its staff has not published guidance, we intend to rely on our own analysis to determine which of such assets are qualifying assets and which of such assets are real estate related under the Section 3(c)(5)(C) exclusion. For example, in the absence of additional guidance from the SEC staff, we intend to treat as real estate related assets B Notes and mezzanine loans that do not satisfy the qualifying asset conditions set forth in the relevant SEC staff no-action letters, as well as debt and equity securities of companies primarily engaged in real estate businesses. To the extent that the SEC staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets we might wish to sell or selling assets we might wish to hold. Although we monitor the portfolios of our subsidiaries relying on the Section 3(c)(5)(C) exclusion periodically and prior to each acquisition, there can be no assurance that such subsidiaries will be able to maintain their respective satisfaction of the requirements of this exclusion. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

We may organize subsidiaries in the future that may seek to rely on the 1940 Act exclusion provided to certain structured financing vehicles under Rule 3a-7. To comply with Rule 3a-7, any such subsidiary will need to comply with the restrictions described below, as well as any future guidance that may be issued by the SEC or its staff.

In general, Rule 3a-7 excludes from the 1940 Act issuers that limit their activities as follows:

- the issuer issues securities, the payment of which depends primarily on the cash flow from "eligible assets," which are assets that by their terms convert into cash within a finite time period;

- the securities sold are fixed-income securities rated investment grade by at least one rating agency except that fixed-income securities which are unrated or rated below investment grade may be sold to institutional accredited investors and any securities may be sold to "qualified institutional buyers" and to persons involved in the organization or operation of the issuer;

- the issuer acquires and disposes of eligible assets (1) only in accordance with the agreements pursuant to which the securities are issued and (2) so that the acquisition or disposition does not result in a downgrading of the issuer's fixed-income securities and (3) the primary purpose of which is not recognizing gains or decreasing losses resulting from market value changes; and

- unless the issuer is issuing only commercial paper, the issuer appoints an independent trustee, takes reasonable steps to transfer to the trustee an ownership or perfected security interest in the eligible assets, and meets rating agency requirements for commingling of cash flows.

In addition, in certain circumstances, compliance with Rule 3a-7 may also require, among other things, that the indenture governing the Rule 3a-7 reliant subsidiary include additional limitations on the types of assets such subsidiary may sell or acquire out of the proceeds of assets that mature, are refinanced or otherwise sold, on the period of time during which such transactions may occur, and on the level of transactions that may occur. In light of the requirements of Rule 3a-7, there is no assurance that our future subsidiaries will be able to rely on this rule and our ability to manage assets held in subsidiaries that rely on this rule will be limited and may restrict our ability to purchase or sell assets owned by that subsidiary when we would otherwise desire to do so, which could lead to losses.

In the absence of further SEC or SEC staff guidance, the aggregate value of our interests in our subsidiaries that rely on Rule 3a-7 must amount to less than 20% of our total assets on an unconsolidated basis.

Any amendments to Rule 3a-7 could provide additional flexibility or could inhibit the ability of our subsidiaries to rely on this rule or to pursue certain strategies we have identified for such subsidiaries.

Our subsidiaries may rely on alternative exclusions or exemptions from registration as investment companies under the 1940 Act other than Section 3(c)(1) or Section 3(c)(7) for purposes of complying with the 40% test. These alternative exclusions or exemptions may impose limitations on a subsidiary's organizational form, the types of assets that such subsidiary may hold or require such subsidiary to qualify under a banking, insurance or other regulatory regime. There is no assurance that our subsidiaries will be able to rely on any alternative exclusions or exemptions and our ability to manage assets held in subsidiaries that rely on these alternative exclusions or exemptions will be limited.

The determination of whether an entity is our majority-owned subsidiary is made by us. The 1940 Act defines a majority-owned subsidiary of a person as a company with 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat entities in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC or its staff to approve our treatment of any entity as a majority-owned subsidiary and the SEC has not done so. If the SEC or its staff were to disagree with our treatment of one of more entities as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

We have organized special purpose subsidiaries that rely on Section 3(c)(7) to avoid registration as investment companies under the 1940 Act to hold certain assets and, therefore, our interest in each of these Section 3(c)(7)-reliant subsidiaries constitutes an "investment security" for purposes of determining whether we pass the 40% test.

Qualification for particular exclusions or exemptions from registration under 1940 Act as described herein may limit our or our subsidiaries' ability to make certain investments.

If we failed to maintain our excluded status under the 1940 Act and became regulated as an investment company, our ability to, among other things, use leverage would be substantially reduced and, as a result, we would be unable to conduct our business as described in this annual report on Form 10-K.

If our subsidiaries fail to maintain an exclusion or exemption from registration pursuant to the 1940 Act, we could, among other things, be required either to (a) change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company, any of which could negatively affect the value of our common stock, the sustainability of our business model, and our ability to make distributions which could have an adverse effect on our business and the market price for shares of our common stock.

Securities eligible for future sale may have adverse effects on the market price of our common stock.

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional authorized shares of common stock and securities convertible into or exchangeable for our common stock on the terms and for the consideration it deems appropriate. Additional securities offerings or issuance of additional common stock in connection with the conversion of convertible or exchangeable securities may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Sales or other issuances of substantial amounts of our common stock or the perception that such sales or issuances could occur, may adversely affect the prevailing market price the common stock.

Our authorized but unissued shares of common and preferred stock may prevent a change in control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Certain provisions in the indentures governing the 2023 Notes and the 2029 Notes could delay or prevent an otherwise beneficial takeover or takeover attempt of us.

Certain provisions in the 2023 Notes and the 2029 Notes and the indentures governing the 2023 Notes and the 2029 Notes could make it more difficult or more expensive for a third party to acquire us. For example, if a takeover would constitute a fundamental change, holders of the 2023 Notes and the 2029 Notes will have the right to require us to repurchase their notes in cash. In addition, if a takeover constitutes a make-whole fundamental change, we may be required to increase the conversion rate for holders who convert their notes in connection with such takeover. In either case, and in other cases, our obligations under the 2023 Notes and the 2029 Notes and the indentures could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit stockholders' recourse in the event of actions not in stockholders' best interests.

Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law.

Our charter authorizes us, and our bylaws and indemnification agreements entered into with each of our directors and executive officers require us, to the maximum extent permitted by Maryland law, to indemnify and, without requiring a preliminary determination of their ultimate entitlement to indemnification, to pay or reimburse defense costs and other expenses of each of our directors and officers in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us.

As a result, we and our stockholders have rights against our directors and officers that are more limited than might otherwise exist and, in the event that actions taken by any of our directors or officers impede the performance of our company, your and our ability to recover damages from such director or officer will be limited.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for stockholders to effect changes to our management.

Our charter provides that, subject to the rights of any series of preferred stock, a director may be removed with or without cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of us that is in the best interests of stockholders.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders

might receive a premium for their shares.

In order for us to qualify as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To preserve our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our capital stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of our common stock. The Articles Supplementary for our preferred stock prohibits any stockholder from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding preferred stock. The indentures governing the 2023 Notes prohibit a holder from receiving shares of our stock upon conversion of the 2023 Notes if such receipt would violate the ownership limitations contained in our charter. These ownership limits in our charter could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Our board of directors has established exemptions from the ownership limits in our charter which permit Apollo and certain of our affiliates to collectively hold up to 25% of our common stock, and certain institutional investors to hold more than 9.8% of our common stock.

Future litigation or administrative proceedings could have a material and adverse effect on our business, financial condition and results of operations.

We may from time to time be involved in legal proceedings, administrative proceedings, claims and other litigation. In addition, we have agreed to indemnify the Manager and certain of its affiliates against certain liabilities pursuant to the Management Agreement. Adverse outcomes or developments relating to such proceedings, as well as expenses of defending or pursuing claims, or any other costs that may be incurred in connection with such proceedings, could have a material adverse effect on our results of operations and financial condition.

RISKS RELATED TO OUR FINANCING

Our access to sources of financing may be limited and thus our ability to potentially enhance our returns may be adversely affected.

Our access to sources of financing depends upon a number of factors over which it has little or no control, including:

- general market conditions;

- the market's view of the quality of our assets;

- the market's perception of our growth potential;

- our eligibility to participate in and access capital from programs established by the U.S. government;

- our current and potential future earnings and cash distributions; and

- the market price of the shares of our common stock.

Weakness in the capital and credit markets could adversely affect one or more lenders and could cause one or more lenders to be unwilling or unable to provide us with financing or to increase the costs of that financing. In addition, if regulatory capital requirements imposed on our lenders change, they may be required to limit, or increase the cost of, financing they provide to us. In general, this could potentially increase our financing costs and reduce our liquidity or require us to sell assets at an inopportune time or price.

Consequently, depending on market conditions at the relevant time, we may have to rely more heavily on additional equity issuances, which may be dilutive to our stockholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to stockholders and other purposes.

We leverage certain of our target assets, which may adversely affect our return on our assets and may reduce cash available for distribution.

We leverage certain of our target assets through secured debt arrangements. Leverage can enhance our potential returns but can also exacerbate losses. The return on our assets and cash available for distribution to stockholders may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. As a borrower, we are also subject to the risk that we may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

We may increase the amount of leverage we use in our financing strategy, which would subject us to greater risk of loss.

Our charter and bylaws do not limit the amount of indebtedness we can incur; although we are limited by certain financial covenants under our secured debt arrangements and the 2029 Notes.

We may increase the amount of leverage we utilize at any time without approval of our stockholders. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt documents, which is likely to result in (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements and/or (iii) the loss of some or all of our assets to foreclosure or sale;

- our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and

- we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

Credit facilities and secured debt arrangements that we may use to finance our assets may require us to provide additional collateral or pay down debt.

As of December 31, 2022, we had secured debt arrangements in place, with an aggregate borrowing capacity of approximately $6.2 billion. We may utilize credit facilities and additional secured debt arrangements to finance our assets if they become available on acceptable terms. In the event we utilize such financing arrangements, they may involve the risk that the market value of our assets pledged or sold by us to the secured debt arrangements counterparty or provider of the credit facility may decline in value, in which case the lender may require us to provide additional collateral or to repay all or a portion of the funds advanced. We may not have the funds available to repay its debt at that time, which would likely result in defaults unless we are able to raise the funds from alternative sources, which we may not be able to achieve on favorable terms or at all. Posting additional collateral would reduce our liquidity and limit our ability to leverage our assets. If we cannot meet these requirements, the lender could accelerate our indebtedness, increase the interest rate on advanced funds and terminate our ability to borrow funds from them, which could materially and adversely affect our financial condition and ability to implement our business plan. In addition, in the event that the lender files for bankruptcy or becomes insolvent, our loans may become subject to bankruptcy or insolvency proceedings, thus depriving us, at least temporarily, of the benefit of these assets. Such an event could restrict our access to credit facilities and increase our cost of capital. The lenders may also require us to maintain a certain amount of cash or set aside assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. In the event that we are unable to meet these collateral obligations, our financial condition and prospects could deteriorate rapidly.

Our existing secured debt arrangements impose restrictive covenants.

Our secured debt arrangements contain restrictive covenants which impose limitations on the manner in which we conduct our business. For example, we are subject to customary restrictive covenants with respect to continuing to operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes, and financial covenants with respect to minimum consolidated tangible net worth, maximum total indebtedness to consolidated tangible net worth, and minimum liquidity. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our stockholders.

Should we choose to employ non-recourse long-term securitizations in the future, such structures may expose us to risks which could result in losses to us.

We may seek to enhance the returns of all or a senior portion of our commercial mortgage loans through securitizations. To securitize our portfolio investments, we may create a wholly-owned subsidiary and contribute a pool of assets to the subsidiary. This could include the sale of interests in the subsidiary on a non-recourse basis to purchasers whom we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of portfolio investments. The successful securitization of our portfolio investments might expose us to losses as the commercial real estate investments in which we do not sell interests will tend to be those that are riskier and more likely to generate losses. Securitization financings could also restrict our ability to sell assets when it would otherwise be advantageous to do so.

An increase in our borrowing costs relative to the interest we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to our stockholders.

As our secured debt arrangements and other short-term borrowings mature, we will be required either to enter into new borrowings or to sell certain of our assets. As borrowing rates have increased from the historically low levels that have been seen recently, at the time we enter into new borrowings, the spread between the returns on our assets and the cost of our borrowings may be reduced. In addition, there is no assurance that short-term interest rates may not increase further. For example, in response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2022 and have indicated likely further interest rate increases. This could adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to our stockholders. In addition, because our secured debt arrangements are short-term commitments of capital, lenders may respond to market conditions making it more difficult for us to secure continued financing. If we are not able to renew our then existing facilities or arrange for new financing on terms acceptable to us, or if we default on our covenants or are otherwise unable to access funds under any of these facilities, we may have to curtail our asset acquisition activities, rely more heavily on additional equity issuances, which may be dilutive to our stockholders, and/or dispose of assets.

Interest rate fluctuations could reduce the income on our assets and could increase our financing costs, which may adversely affect our earnings and our cash available for distribution to our stockholders.

Changes in interest rates will affect our operating results as such changes will affect the interest we receive on any floating rate interest (such as LIBOR, SOFR or any other replacement rate) bearing assets and the financing cost of our floating rate debt, as well as our interest rate swap that we may utilize for hedging purposes. For example, in response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2022 and have indicated likely further interest rate increases. Any such increases would increase our borrowers' interest payments and for certain borrowers may lead to defaults and losses to us. Such increases could also adversely affect commercial real estate property values. If a counterparty to our secured debt arrangements defaults on its obligation to resell the underlying security back to us at the end of the transaction term or if the value of the underlying security has declined as of the end of that term or if we default on our obligations under the secured debt arrangement, we will lose money on our secured debt arrangement.

When we engage in secured debt arrangements, we sell securities to lenders (i.e., secured debt arrangement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same securities back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the securities to the lender is less than the value of those securities (this difference is referred to as the haircut), if the lender defaults on its obligation to resell the same securities back to us, we could incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the securities). We could also lose money on a secured debt arrangement if the value of the underlying securities has declined as of the end of the transaction term, as we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if we default on one of our obligations under a secured debt arrangement, the lender will be able to accelerate the timing of payments, terminate the transaction and cease entering into any other secured debt arrangements with us. Any losses we incur on our secured debt arrangements could adversely affect our earnings and thus our cash available for distribution to stockholders.

Our rights under our secured debt arrangements may be subject to the effects of the bankruptcy laws in the event of the bankruptcy or insolvency of us or our lenders under the secured debt arrangements, which may allow our lenders to repudiate our secured debt arrangements.

In the event of our insolvency or bankruptcy, certain secured debt arrangements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable secured debt arrangements to avoid the automatic stay provisions of the U.S. Bankruptcy Code and to foreclose on the collateral agreement without delay. In the event of the insolvency or bankruptcy of a lender during the term of a secured debt arrangement, the lender may be permitted, under applicable insolvency laws, to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured creditor. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a secured debt arrangement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur.

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Subject to maintaining our qualification as a REIT, we may enter into hedging transactions that could require us to fund cash payments in certain circumstances (e.g., the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the hedging instrument). The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

In addition, certain of the hedging instruments that we may enter into could involve risks since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. We cannot assure that a liquid secondary market will exist for hedging instruments that it may purchase or sell in the future, and we may be required to maintain a position until exercise or expiration, which could result in significant losses.

In addition, subject to maintaining our qualification as a REIT, we pursue various hedging strategies to seek to reduce our exposure to adverse changes in currencies and interest rates. We may fail to recalculate, readjust and execute hedges in an efficient manner.

While we may enter into such transactions seeking to reduce currency or interest rate risks, unanticipated changes in currency or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Furthermore, we intend to record any derivative and hedging transactions we enter into in accordance with accounting principles generally accepted in the United States ("GAAP"). However, we may choose not to pursue, or fail to qualify for, hedge accounting treatment relating to such derivative instruments. As a result, our operating results may suffer because losses, if any, on these derivative instruments may not be offset by a change in the fair value of the related hedged transaction or item.

RISKS RELATED TO OUR ASSETS

We cannot assure stockholders that we will be successful in consummating additional opportunities we identify which would likely materially affect our business, financial condition, liquidity and results of operations.

We cannot assure stockholders that we will be able to continue to identify additional assets that meet our investment objectives, that the Manager's due diligence processes will uncover all relevant facts regarding such assets, that we will be successful in consummating any additional opportunities we identify or that the assets we acquire in the future will yield attractive risk-adjusted returns. Our inability to do any of the foregoing likely would materially and adversely affect our business, financial condition, liquidity and results of operations.

We may not achieve our weighted-average all-in yield on our assets, which may lead to future returns that may be significantly lower than anticipated.

The calculations of our weighted-average all-in yield, included in this annual report on Form 10-K or in our future periodic reports or press releases or other communications, with respect to our investments are based on, among other considerations, assumptions regarding the performance of our assets, expected future fundings, the exercise of extension options and the absence of dispositions, early prepayments or defaults, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on our target assets. If these assumptions fail to materialize, future returns on our investments may be significantly lower than underwritten returns. For additional discussion of factors that may affect actual returns on our investments, see Item 7A. "Quantitative and Qualitative Disclosures about Market Risk" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

We may be subject to lender liability claims.

A number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Any credit ratings assigned to our assets will be subject to ongoing evaluations and revisions and we cannot assure stockholders that those ratings will not be downgraded.

Some of our assets may be rated by nationally recognized statistical rating organizations. Any credit ratings on our assets are subject to ongoing evaluation by credit rating agencies, and these ratings could be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. If rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our investment portfolio and could result in losses upon disposition. An investment grade credit rating does not provide assurance that the subject investment will not become impaired.

Acquisitions of preferred equity involve a greater risk of loss than traditional debt transactions.

We may acquire real estate preferred equity as an alternative to mezzanine loans, which involves a higher degree of risk than first mortgage loans due to a variety of factors, including the risk that, similar to mezzanine loans, such assets are subordinate to first mortgage loans and are not collateralized by property underlying the asset and, in certain instances, may not have financial performance covenants. Although as a holder of preferred equity we may enhance our position with covenants that limit the activities of the entity in which we have an interest and protect our equity by obtaining an exclusive right to control the underlying property after an event of default, should such a default occur on our asset, we would only be able to proceed against the entity in which we have an interest, and not the property owned by such entity and underlying our investment. Further, similar to mezzanine loans, preferred equity does not ordinarily afford the holder with the full range of protections of a creditor. As a result, we may not recover some or all of our investment.

The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

The illiquidity of commercial mortgage loans, commercial real estate corporate debt and loans and other real estate-related debt investments may make it difficult for us to sell such assets if the need or desire arises. Many of the securities we purchase are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or their disposition except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. In addition, certain assets such as B Notes, mezzanine loans and other loans are also particularly illiquid due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default. As a result, many of our assets are illiquid and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our assets. Further, we may face other restrictions on our ability to liquidate an interest in a business entity to the extent that we or the Manager have or could be attributed with material, non-public information regarding such business entity. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

The expected discontinuance of the London interbank offered rate ("LIBOR") and transition to alternative reference rates may adversely impact our borrowings and assets.

Certain of our secured debt arrangements and the Term Loans, as well as certain of our floating rate loan assets, are linked to U.S. dollar LIBOR. We expect that a significant portion of these financing arrangements and loan assets will not have matured, been prepaid or otherwise terminated prior to the time at which U.S. dollar LIBOR will cease to be published. The U.K. Financial Conduct Authority (the "FCA") regulates the LIBOR administrator, ICE Benchmark Administration Limited ("IBA"). On March 5, 2021, the FCA and IBA announced that the IBA will cease publication in the current form for 1-week and 2-month U.S. dollar LIBOR rates immediately following the publication on December 31, 2021 and for overnight, 1-month, 3-month, 6-month and 12-month U.S. dollar LIBOR rates immediately following the publication on June 30, 2023. The

Alternative Reference Rates Committee (the "ARRC"), a group of private-market participants convened by the U.S. Federal Reserve Board and the New York Federal Reserve, has recommended the Secured Overnight Financing Rate ("SOFR") as a more robust reference rate alternative to U.S. dollar LIBOR. The use of SOFR as a substitute for U.S. dollar LIBOR is voluntary and may not be suitable for all market participants. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. The ARRC has also recommended the use of the CME Group's computation of forward-looking SOFR term rates, subject to certain recommended limitations on the scope of its use. In March 2022, the Adjustable Interest Rate (LIBOR) Act was enacted at the federal level in the United States, pursuant to which the Board of Governors of the Federal Reserve System has designated benchmark replacement rates based on SOFR for U.S. law governed legacy contracts that have no or insufficient fallback provisions. There is no assurance that any alternative rates used to determine interest on loans that we may hold in the future, including any version of SOFR or Term SOFR as modified by any applicable spread adjustment, will be the economic equivalent of U.S. dollar LIBOR. This could result in us receiving lower interest rate payments on certain of our floating rate assets or making higher interest rate payments with respect to our floating rate debt obligations.

Some of our debt and loan assets may not include robust fallback language that would facilitate replacing U.S. dollar LIBOR with SOFR, Term SOFR or another clearly defined alternative reference rate after U.S. dollar LIBOR's discontinuation, and we may need to amend these before the IBA ceases to publish U.S. dollar LIBOR. If such debt or loan assets mature after U.S. dollar LIBOR ceases to be published, our counterparties may disagree with us about how to replace U.S. dollar LIBOR or calculate interest payments. Even when robust fallback language is included, there can be no assurance that the replacement rate plus any spread adjustment will be economically equivalent to LIBOR, which could result in a lower interest rate being paid to us on such assets and could reduce the value of such assets. Modifications to any debt, loan assets, interest rate hedging transactions or other contracts to replace U.S. dollar LIBOR with an alternative reference rate could result in adverse tax consequences. In addition, any resulting differences in interest rate standards among our assets and our financing arrangements may result in interest rate mismatches between our assets and the borrowings used to fund such assets. Furthermore, the transition away from U.S. dollar LIBOR may adversely impact our ability to manage and hedge exposures to fluctuations in interest rates using derivative instruments. There is no guarantee that a transition from LIBOR to alternative reference rates will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on our business, results of operations, financial condition, and the market price of our common stock.

Provisions for loan losses are difficult to estimate.

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13 "Financial Instruments - Credit Losses - Measurement of Credit Losses on Financial Instruments (Topic 326)" ("ASU 2016-13") and in April 2019, the FASB issued ASU 2019-04 "Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments" ("ASU 2019-04") (collectively, the "CECL Standard"). These updates change how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the "incurred loss" approach under existing guidance with an "expected loss" model for instruments measured at amortized cost. The CECL Standard requires entities to record allowances for held-to-maturity and available-for-sale debt securities that is deducted from the carrying amount of the assets to present the net carrying value at the amounts expected to be collected on the assets. All assets subject to the CECL Standard, with few exceptions, will be subject to these allowances rather than only those assets where a loss is deemed probable under the other-than-temporary impairment model.

We will continue to record loan specific reserves ("Specific CECL Allowance") in accordance with a practical expedient prescribed by the CECL Standard. The Specific CECL Allowance is evaluated on a quarterly basis. The determination of the Specific CECL Allowance requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including (1) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (2) the ability of the borrower to refinance the loan and (3) the property's liquidation value, all of which remain uncertain and are subjective.

In addition, we record a general reserve in accordance with the CECL Standard on the remainder of the loan portfolio ("General CECL Allowance"). The CECL Standard has been effective for fiscal years beginning after December 15, 2019 and has been adopted through a cumulative-effect adjustment to accumulated deficit as of the beginning of the first reporting period in which the guidance is effective; as such, we have adopted the CECL Standard as of January 1, 2020. The CECL Standard may create more volatility in the level of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Our assets may be concentrated and are subject to risk of default.

We are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Guidelines." Therefore, our assets may at times be concentrated in certain property types that are subject to higher risk of foreclosure or secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders. Difficult conditions in the markets for mortgages and mortgage-related assets as well as the broader financial markets may result in contraction in liquidity for mortgages and mortgage-related assets, which may adversely affect the value of the assets.

The commercial mortgage loans and other commercial real estate-related loans we acquire are subject to delinquency, foreclosure and loss, any or all of which could result in losses to us.

Commercial mortgage loans are secured by residential-for-rent or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss are greater than similar risks associated with mortgage loans made on the security of one to four family residential properties. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. The Manager makes certain estimates of losses during its underwriting of commercial mortgage loans. However, estimates may not prove accurate, as actual results may vary from estimates. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties (including properties located in opportunity zones), changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, environmental, climate and other ESG-related legislation and tax legislation, acts of God, regional, national or global outbreaks, epidemics and pandemics, geopolitical events, terrorism, social unrest, civil disturbances or other calamities.

In the event of any default under a mortgage or other real estate-related loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial mortgage loan or other real estate-related loan, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a commercial mortgage loan borrower or other real estate-related loan borrower, the loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure of a commercial mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

B Notes and mezzanine loans we acquire may be subject to losses. The B Notes we acquire may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

As part of our whole loan origination platform, we may retain from whole loans we acquire or originate, subordinate interests referred to as B Notes. B Notes are commercial real estate loans secured by a first mortgage on a single large commercial property or group of related properties and subordinated to a senior interest, referred to as an A Note. As a result, if a borrower defaults, there may not be sufficient funds remaining for B Note owners after payment to the A Note owners. B Notes reflect similar credit risks to comparably rated commercial mortgage-backed securities ("CMBS"). However, since each transaction is privately negotiated, B Notes can vary in their structural characteristics and risks. For example, the rights of holders of B Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B Note investment. Similar to our B Note strategy, we may originate or acquire mezzanine loans, which are loans made to property owners that are secured by pledges of the borrower's ownership interests, in whole or in part, in entities that directly or indirectly own the real property. The loan to value and last dollar of exposure of the mezzanine loans generally do not differ greatly from the whole loans we originate or acquire, with the key distinction being that the most senior portion of the loan with the least credit risk is owned by a third-party lender. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. In addition, mezzanine loans are by their nature structurally subordinated to more senior property level financings. If a borrower defaults on our mezzanine loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the property level debt and other senior debt is paid in full. Significant losses related to our B Notes or mezzanine loans would result in operating losses for us and may limit our ability to make distributions to our stockholders.

Our commercial real estate corporate debt assets and loans and debt securities of commercial real estate operating or finance companies will be subject to the specific risks relating to the particular company and to the general risks of investing in real estate-related loans and securities, which may result in significant losses.

We may acquire commercial real estate corporate debt and loans and debt securities of commercial real estate operating or finance companies, including REITs. These assets have special risks relating to the particular company, including its financial condition, liquidity, results of operations, business and prospects. In particular, the debt securities are often non-collateralized and may also be subordinated to its other obligations. We acquire debt securities of companies that are not rated or are rated non-investment grade by one or more rating agencies. Assets that are not rated or are rated non-investment grade have a higher risk of default than investment grade rated assets and therefore may result in losses to us. We have not adopted any limit on such investments.

These investments will also subject us to the risks inherent with real estate-related investments, including the risks described with respect to commercial properties and similar risks, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;

- the dependence upon the successful operation of, and net income from, real property;

- risks generally incident to interests in real property; and

- risks specific to the type and use of a particular property.

These risks may adversely affect the value of our commercial real estate operating and finance our assets and the ability of the issuers thereof to make principal and interest payments in a timely manner, or at all, and could result in significant losses.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our assets and harm our operations.

We believe the risks associated with our business will be more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. In addition, our investment model may be adversely affected if there is an economic recession or if it continues longer or is deeper than we may anticipate. Declining real estate values will likely reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect the Manager's ability to invest in, sell and securitize loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business and our ability to pay dividends to stockholders.

Recent macroeconomic trends, including inflation and rising interest rates, may adversely affect our business, financial condition and results of operations.

Throughout 2022, inflation in the United States has accelerated and is currently expected to continue at an elevated level in the near-term. Rising inflation could have an adverse impact on any floating rate debt we have incurred and may incur in the future, and our general and administrative expenses, as these costs could increase at a rate higher than our interest income and other revenue. In response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2022 and have indicated likely further interest rate increases. To the extent our borrowing costs increase faster than the interest income earned from our floating-rate loans, such increases may adversely affect our cash flows.

Our real estate assets are subject to risks particular to real property. These risks may have resulted and may continue to result in a reduction or elimination of return from a loan secured by a particular property.

To the extent we foreclose on properties and own real estate directly upon a default of mortgage or other real estate-related loans, as we have done and may continue to do, we are subject to risks particular to owning real property. Real estate is subject to various risks, including:

- acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;

- acts of war or terrorism, including the consequences of terrorist attacks;

- pandemics or other calamities that may affect tenants' ability to pay their rent;

- adverse changes in national and local economic and market conditions;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

- costs of remediation and removal of hazardous substances and liabilities associated with environmental conditions, which liabilities may be imposed without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substance, and which may also adversely affect our ability to sell the property; and

- the potential for uninsured or under-insured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to pay dividends to stockholders.

Certain of our loans are denominated in currencies other than USD or are secured by assets located outside of the United States which subject us to the uncertainty of foreign laws and markets, geopolitical issues, and foreign currency risks.

Our assets include loans that are denominated in currencies other than USD or are secured by assets located outside the United States. As of December 31, 2022, $4.0 billion, or 46.1%, of our assets (by carrying value) were comprised of such loans. Investments in countries outside the United States may subject us to risks of multiple and conflicting tax laws and regulations, and other laws and regulations that may make foreclosure and the exercise of other remedies in the case of default more difficult or costly compared to U.S. assets as well as political and economic instability abroad, and concerns regarding the stability of the sovereign debt of certain European countries, and other geopolitical issues, including the ongoing conflicts among Russia, Belarus and Ukraine and the severe economic sanctions and export controls imposed by the U.S. and other governments against Russia, Belarus and Russian or Belarusian interests any of which factors could adversely affect our receipt of returns on and distributions from these assets. In addition, fluctuations in exchange rates between foreign currencies and USD could expose us to foreign currency risk. All of the foregoing could adversely affect the book value of our assets and the income from those assets.

We maintain cash balances in our bank accounts that exceed the Federal Deposit Insurance Corporation insurance limitation.

We regularly maintain cash balances at banks domiciled in the United States in excess of the Federal Deposit Insurance Corporation insurance limit. The failure of such bank could result in the loss of a portion of such cash balances in excess of the federally insured limit, which could materially and adversely affect our financial position.

Assets that we acquire with co-investors could be materially and adversely affected by our lack of sole decision-making authority, our reliance on our co-investors' financial condition and disputes between us and our co-investors.

We may co-invest with third parties through partnerships, joint ventures or other entities, in which we would not be in a position to exercise sole decision-making authority regarding the investment, partnership, joint venture or other entity. Investments through partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that co-investors might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Co-investors may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our co-investors would have full control over the partnership or joint venture. Disputes between us and our co-investors may result in litigation or arbitration that would increase our expenses and prevent us from focusing our time and effort on our business. Consequently, actions by, or disputes with, our co-investors might result in subjecting the facilities owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-investors.

RISKS RELATED TO OUR RELATIONSHIP WITH THE MANAGER

There are various conflicts of interest in our relationship with Apollo which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Apollo, including the Manager. We have and may enter into transactions with Apollo and other Apollo vehicles. In particular, we have invested in and may in the future invest in, or acquire, certain of our investments through joint ventures with Apollo or its affiliates or purchase assets from, sell assets to or arrange financing from or provide financing to other Apollo vehicles. Any such transactions require approval by a majority of our independent directors. In certain instances we may invest alongside other Apollo vehicles in different parts of the capital structure of the same issuer. Depending on the size and nature of such investment, such transactions may require approval by a majority of our independent directors. There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's length transaction.

In addition to us, affiliates of the Manager manage other investment vehicles whose core investment strategies focus on one or more of our target asset classes. To the extent such other Apollo vehicles or other vehicles that may be organized in the future seek to acquire or divest of the same target assets as us, the scope of opportunities otherwise available to us may be adversely affected and/or reduced.

The Manager and Apollo have an investment allocation policy in place that is intended to ensure that every Apollo vehicle, including us, is treated in a manner that, over time, is fair and equitable. According to this policy, investments may be allocated by taking into account factors, including but not limited to, available capital and net asset value of the investment vehicles, suitability of the investment, order size, investment objectives, permitted leverage and available financing, current income expectations, the size, liquidity and duration of the available investment, seniority and other capital structure considerations and the tax implications of an investment. The investment allocation policy may be amended by the Manager and Apollo at any time without our consent.

In addition to the fees payable to the Manager under the Management Agreement, the Manager and its affiliates may benefit from other fees paid to it in respect of our investments and financing transactions. For example, if we seek to securitize our commercial mortgage loans, Apollo and/or the Manager may act as collateral manager. In any of these or other capacities, Apollo and/or the Manager may receive market-based fees for their roles, but only if approved by a majority of our independent directors.

The Management Agreement was negotiated between related parties and its terms, including fees payable to the Manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement because of our desire to maintain an ongoing relationship with the Manager.

The Manager's and Apollo's liability is limited under the Management Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Pursuant to the Management Agreement, the Manager does not assume any responsibility other than to render the services called for thereunder and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the Management Agreement, the Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by the Manager and any person providing services to the Manager (including Apollo) are not liable to us, any of our subsidiaries, our stockholders or partners or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement. The Manager maintains a contractual as opposed to a fiduciary relationship with us that limits its obligations to us to those specifically set forth in the Management Agreement. In addition, we have agreed to indemnify the Manager, its officers, stockholders, members, managers, directors, personnel, any person controlling or controlled by the Manager and any person providing services to the Manager (including Apollo) with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement. As a result, we could experience poor performance or losses for which the Manager would not be liable.

The termination of the Management Agreement may be difficult and costly, which may adversely affect our inclination to end our relationship with the Manager.

Termination of the Management Agreement with the Manager without cause is difficult and costly. The Management Agreement provides that, in the absence of cause, it may only be terminated by us, upon the vote of at least two thirds of our independent directors based upon: (i) the Manager's unsatisfactory performance that is materially detrimental to us, or (ii) a determination that the management fees payable to the Manager are not fair, subject to the Manager's right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two thirds of our independent directors. The Manager will be provided 180 days prior notice of any such termination. Additionally, upon a termination by us without cause (or upon a termination by the Manager due to our material breach), the Management Agreement provides that we will pay the Manager a termination payment equal to three times the average annual base management fee earned by the Manager during the 24-month period prior to such termination, calculated as of the end of the most recently completed fiscal quarter. This provision increases the effective cost to us of electing not to renew, or defaulting in our obligations under, the Management Agreement, thereby adversely affecting our inclination to end our relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

The term of the Management Agreement was automatically renewed for a successive one-year term on September 29, 2022 and will automatically renew on each anniversary thereafter; provided, however, that either we, under the certain limited circumstances described above that would require us to pay the fee described above, or the Manager may terminate the Management Agreement annually upon 180 days prior notice. If the Management Agreement is terminated and no suitable replacement is found to manage us, we may not be able to continue to execute our business plan.

We do not own the Apollo name but may use it pursuant to a license agreement with Apollo. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with Apollo pursuant to which it has granted us a non-exclusive, royalty-free license to use the name "Apollo." Under this agreement, we have a right to use this name for so long as the Manager serves as our manager pursuant to the Management Agreement. Apollo retains the right to continue using the "Apollo" name. We cannot preclude Apollo from licensing or transferring the ownership of the "Apollo" name to third parties, some of whom may compete with us. Consequently, we would be unable to prevent any damage to goodwill that may occur as a result of the activities of Apollo or others. Furthermore, in the event that the license agreement is terminated, we will be required to change our name and cease using the name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we have generated and otherwise harm our business. The license agreement will terminate concurrently with the termination of the Management Agreement.

The manner of determining the base management fee may not provide sufficient incentive to the Manager to maximize risk-adjusted returns on our investment portfolio since it is based on our stockholders' equity (as defined in the Management Agreement) and not on other measures of performance.

The Manager is entitled to receive a base management fee that is based on the amount of our stockholders' equity (as defined in the Management Agreement) at the end of each quarter, regardless of our performance. Our stockholders' equity for the purposes of calculating the base management fee is not the same as, and could be greater than, the amount of stockholders' equity shown on our consolidated financial statements. The possibility exists that significant base management fees could be payable to the Manager for a given quarter despite the fact that we experienced a net loss during that quarter. The Manager's entitlement to such significant nonperformance-based compensation may not provide sufficient incentive to the Manager to devote its time and effort to source and maximize risk-adjusted returns on our investment portfolio, which could, in turn, adversely affect our ability to pay dividends to our stockholders and the market price of our common stock. Furthermore, the compensation payable to the Manager will increase as a result of future equity offerings, even if the offering is dilutive to existing stockholders.

The Manager manages our portfolio pursuant to very broad investment guidelines and our board of directors does not approve each decision made by the Manager, which may result in us undertaking riskier transactions.

The Manager is authorized to follow very broad investment guidelines and to execute most transactions without prior approval of our board of directors. Furthermore, the Manager may use complex strategies and transactions entered into by the Manager that may be difficult or impossible to unwind by the time they are reviewed by our directors. The Manager has great latitude within the broad investment guidelines in determining the types of assets that are proper for us, and how such loans and investments are financed or hedged, which could result in returns that are substantially below expectations or that result in losses. In addition, subject to compliance with our investment guidelines, the Manager may change its investment strategy at any time, depending on prevailing market conditions, or for other reasons, in response to opportunities available in different interest rate, economic and credit environments. We have in the past made, and may make in the future changes in the investment guidelines at any time with the approval of our independent directors but without the consent of our stockholders. Any future changes in our investment policies could adversely impact our profitability and risk profile.

Possession of material, non-public information could prevent us from undertaking advantageous transactions; Apollo could decide to establish information barriers.

Apollo generally follows an open architecture approach to information sharing within the larger Apollo organization and does not normally impose information barriers within its asset management business. If the Manager were to receive material non-public information about a particular company, or have an interest in investing in a particular company, Apollo or certain of its affiliates may be prevented from investing in or disposing of investments in such company. Conversely, if Apollo or certain of our affiliates were to receive material non-public information about a particular company or have an interest in investing in a particular company we may be prevented from investing in or disposing of investments in such company. This risk affects us more than it does investment vehicles that are not related to Apollo, as Apollo generally does not use information barriers within its asset management business that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. Apollo's approach to these barriers could prevent the Manager's investment professionals from undertaking advantageous investments or dispositions that would be permissible for them otherwise. In addition, Apollo could in the future decide to establish information barriers within its asset management business, particularly as it expands and diversifies. In such event, Apollo's ability to operate as an integrated asset management platform will be restricted and the Manager's resources may be limited.

We are dependent on the Manager and its key personnel for our success and upon their access to Apollo's investment professionals and partners. We may not find a suitable replacement for the Manager if the Management Agreement is terminated, or if key personnel leave the employment of the Manager or Apollo or otherwise become unavailable to us.

We do not have any employees and we rely completely on the Manager to provide us with investment and advisory services. We have no separate facilities and are completely reliant on the Manager, which has significant discretion as to the implementation of our operating policies and strategies. We depend on the diligence, skill and network of business contacts of the Manager. We benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Apollo. The executive officers and key personnel of the Manager evaluate, negotiate, close and monitor our investments; therefore, our success will depend on their continued service. We also depend, to a significant extent, on the Manager's access to the investment professionals and partners of Apollo and the information and deal flow generated by the Apollo investment professionals in the course of their investment and portfolio management activities.

The departure of any senior personnel of the Manager, or of a significant number of the investment professionals or partners of Apollo, could have a material adverse effect on our ability to achieve our investment objectives. In addition, we offer no assurance that the Manager will remain our investment manager, that we will continue to have access to the Manager's or Apollo's executive officers and other investment professionals, or that we will be able to find a suitable replacement for the Manager if the Management Agreement is terminated.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. The ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing our business.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. However, our Code of Business Conduct and Ethics contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of the Manager or Apollo who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. In addition, the Management Agreement does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us. Further, certain of our officers and directors, and the officers and other personnel of the Manager, also serve or may serve as officers, directors or partners of other Apollo vehicles. Accordingly, the ability of the Manager and its officers and employees to engage in other business activities may reduce the time the Manager spends managing our business. These demands on their time may reduce the time our officers and officers of the Manager may have available to spend managing our business and distract them or slow the rate of investment.

Our business may be adversely affected if our reputation, the reputation of the Manager or Apollo, or the reputation of counterparties with whom we associate is harmed.

We may be harmed by reputational issues and adverse publicity relating to us, the Manager or Apollo. Issues could include real or perceived legal or regulatory violations or could be the result of a failure in performance, risk-management, governance, technology or operations, or claims related to employee misconduct, conflict of interests, ethical issues or failure to protect private information, among others. Similarly, market rumors and actual or perceived association with counterparties whose own reputation is under question could harm our business. Such reputational issues may depress the market price of our capital stock or have a negative effect on our ability to attract counterparties for our transactions, or otherwise adversely affect us.

RISKS RELATED TO OUR TAXATION AS A REIT

Qualifying as a REIT involves highly technical and complex provisions of the Internal Revenue Code, and our failure to qualify as a REIT or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

We believe that we have been organized and operated and intend to continue to be organized and to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2009, but we have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS") that we so qualify. The U.S. federal income tax laws governing REITs are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited.

To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay our taxes. Our payment of income tax would decrease the amount of our income available for distribution to stockholders, and we no longer would be required to distribute substantially all of our taxable income to stockholders. Unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT for the subsequent four taxable years following the year in which we failed to qualify.

Complying with REIT requirements may force us to liquidate or forego otherwise attractive investments, to incur debt, or could otherwise adversely affect our ability to execute our business plan.

To qualify as a REIT, we must ensure that we meet the REIT gross income test annually and that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, shares in REITs and other qualifying real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of our investments in securities (other than government securities and REIT qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and securities that are qualifying real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries ("TRSs") and not more than 25% of the value of our assets can consist of debt instruments issued by publicly offered REITs that are not secured by real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

In addition, in order to qualify as a REIT, we must distribute to our stockholders, each calendar year, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid the 4% nondeductible excise tax.

In order to meet these requirements, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Furthermore, in order to meet the distribution requirements, we may be required to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms,

(iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may hinder our ability to grow. All of these actions could adversely affect the value of our common stock or reduce our income and amounts available for distribution to our stockholders.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In addition, we have jointly elected with each of ACREFI I TRS, Inc. ("ACREFI TRS"), a Delaware corporation that is indirectly wholly owned by us, ARM TRS, LLC ("ARM TRS"), a Delaware corporation that is indirectly wholly owned by us, ACREFI II TRS, Ltd. ("ACREFI II TRS"), a Cayman company that is indirectly wholly owned by us, ACREFI III TRS, Inc. ("ACREFI III TRS"), a Delaware corporation that is indirectly wholly owned by us, and ACRE Debt 2 PLC ("ACRE Debt TRS"), a UK public limited company that we own an interest in, to treat each of ACREFI TRS, ARM TRS, ACREFI II TRS, ACREFI III TRS, and ACRE Debt TRS as a TRS of ours. ACREFI TRS, ARM TRS, and ACREFI III TRS and any other domestic TRSs we own will be subject to U.S. federal, state and local corporate taxes, and ACRE Debt TRS and any other non-U.S. TRS could be subject to U.S. or non-U.S. taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of a 100% tax that applies to certain gains derived by a REIT from sales of inventory or property held primarily for sale to customers in the ordinary course of business, we may hold some of our assets through taxable subsidiary corporations, including ACREFI TRS, ARM TRS, ACREFI II TRS, ACREFI III TRS, ACRE Debt TRS or any other TRSs we may form. Any taxes paid by such subsidiary corporations would decrease the cash available for distribution to our stockholders.

The Internal Revenue Code and the Treasury Regulations promulgated thereunder provide a specific exemption from U.S. federal income tax that applies to a non-U.S. corporation that restricts its activities in the United States to trading in stock and securities (or any activity closely related thereto) for its own account whether such trading (or such other activity) is conducted by such a non-U.S. corporation or its employees through a resident broker, commission agent, custodian or other agent. Certain U.S. stockholders of such a non-U.S. corporation are required to include in their income currently their proportionate share of the earnings of such a corporation, whether or not such earnings are distributed. Each of ACREFI II TRS and ACRE Debt TRS intend to operate in a manner so that it will not be subject to U.S. federal income tax on its net income. Therefore, despite the status of each of ACREFI II TRS and ACRE Debt TRS as a TRS, it should generally not be subject to U.S. federal corporate income tax on its earnings. However, there is no assurance that ACREFI II TRS and ACRE Debt TRS will successfully operate in this manner. If ACREFI II TRS and ACRE Debt TRS were subject to U.S. federal income tax on all or a portion of its income, this would reduce the amount of cash it had available for distributions to us, which could in turn reduce the amount of cash we are able to distribute to our stockholders.

The failure of mortgage loans subject to a secured debt arrangement to qualify as a real estate asset would adversely affect our ability to qualify as a REIT.

When we enter into certain secured debt arrangements, we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such agreements notwithstanding that such agreements may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the secured debt arrangement, in which case we could fail to qualify as a REIT.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We have and may continue to acquire and originate mezzanine loans, which are loans secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the IRS provided a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Our mezzanine loans do not always meet all of the requirements of this safe harbor. In the event we own a mezzanine loan that does not meet the safe harbor, the IRS could challenge such loan's treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT, unless we are able to qualify for a statutory REIT "savings" provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

We may fail to qualify as a REIT or become subject to a penalty tax if the IRS successfully challenges our treatment of our mezzanine loans and certain preferred equity investments as debt for U.S. federal income tax purposes.

There is limited case law and administrative guidance addressing whether instruments similar to our mezzanine loans and preferred equity investments will be treated as equity or debt for U.S. federal income tax purposes. We treat our mezzanine loans and our preferred equity investments that have a debt-like fixed return and redemption date as debt for U.S. federal income tax purposes, but we do not obtain private letter rulings from the IRS or opinions of counsel on the characterization of such investments for U.S. federal income tax purposes. If such investments were treated as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the mezzanine loan or preferred equity, and we would be treated as receiving our proportionate share of the income of that entity. If that partnership or limited liability company owned nonqualifying assets, earned nonqualifying income, or earned prohibited transaction income, we may not be able to satisfy all of the REIT income or asset tests or could be subject to prohibited transaction tax. Accordingly, we could be required to pay prohibited transaction tax or fail to qualify as a REIT if the IRS does not respect our classification of our mezzanine loans and certain preferred equity investments as debt for U.S. federal income tax purposes unless we are able to qualify for a statutory REIT "savings" provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for U.S. federal income tax purposes. Market discount generally is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In addition, we may be required to accrue interest and discount income on mortgage loans, CMBS, and other types of debt securities or interests in debt securities before we receive any payments of interest or principal on such assets. We may also be required under the terms of the indebtedness that we incur, whether to private lenders or pursuant to government programs, to use cash received from interest payments to make principal payment on that indebtedness. Furthermore, we will generally be required to take certain amounts into income no later than the time such amounts are reflected on our financial statements. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year, which could impact our ability to satisfy the REIT distribution requirements.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Securitizations by us or our subsidiaries could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a result, we could have "excess inclusion income." Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In addition, to the extent that our common stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of any excess inclusion income. Moreover, we could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Although our use of TRSs may be able to partially mitigate the impact of meeting the requirements necessary to maintain our qualification as a REIT, our ownership of and relationship with our TRSs is limited and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100%

excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

ACREFI TRS, ARM TRS, and ACREFI III TRS and any other domestic TRSs that we may form will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us, unless necessary to maintain our REIT qualification. In addition, while not intended, it is possible that ACREFI II TRS and ACRE Debt TRS could be subject to U.S. federal, state, and local income tax on all or a portion of its income. While we will be monitoring the aggregate value of the securities of our TRSs and intend to conduct our affairs so that such securities will represent less than 20% of the value of our total assets, there can be no assurance that we will be able to comply with the TRS limitation in all market conditions.

We are required to include in our income, on a current basis, certain earnings of ACREFI II TRS and ACRE DEBT TRS, if any. Those income inclusions were not technically included in any of the enumerated categories of income that qualify for the REIT 95% gross income test. However, under IRS guidance, certain such income inclusions generally will constitute qualifying income for purposes of the REIT 95% gross income test.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate exposure or currency fluctuations will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges either (i) interest rate risk on liabilities used to carry or acquire real estate assets, (ii) currency fluctuations with respect to items of income that qualify for purposes of the REIT 75% or 95% gross income tests or assets that generate such income, or (iii) an instrument that hedges risks described in clause (i) or (ii) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the instrument, and, in each case, such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through ACREFI TRS, ARM TRS, ACREFI II TRS, ACREFI III TRS, and ACRE Debt TRS or another TRS. This could increase the cost of our hedging activities because our TRS could be subject to tax on gains or expose us to greater risks associated with changes in interest rates and currency fluctuations than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit to us, although, subject to limitation, such losses may be carried forward to offset future taxable income of the TRS.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans, other than through a TRS, and we may be required to limit the structures we use for our securitization transactions, even though such sales or structures might otherwise be beneficial for us.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of shares of our common stock.

The U.S. federal income tax laws and regulations governing REITs and their stockholders, as well as the administrative interpretations of those laws and regulations, are constantly under review and may be changed at any time, possibly with retroactive effect. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

Our qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that we acquire, and the inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

When purchasing securities, we may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for

U.S. federal income tax purposes, and also to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the 75% REIT gross income test. In addition, when purchasing the equity tranche of a securitization, we may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect our REIT qualification and result in significant corporate-level tax.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties

Our principal executive office is located at 9 West 57th Street, New York, New York 10019, telephone 212-515-3200.

Item 3. Legal Proceedings

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. Refer to "Note 17 - Commitments and Contingencies" for further detail regarding legal proceedings.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange, under the symbol "ARI." On February 7, 2023, the last sales price for our common stock on the New York Stock Exchange was $12.31 per share.

Holders

As of February 7, 2023, we had 470 registered holders of our common stock. The 470 holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of the beneficial owners of our common stock. Such information was obtained through our registrar and transfer agent, based on the results of a broker search.

Dividends

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2009 and, as such, anticipate distributing annually at least 90% of our REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction. Although we may borrow funds to make distributions, once our available capital is fully deployed, cash for such distributions is expected to be largely generated from our results of operations. Dividends are declared and paid at the discretion of our board of directors and depend on cash available for distribution, financial condition, our ability to maintain our qualification as a REIT, and such other factors that the board of directors may deem relevant. See Item 1A. "Risk Factors," and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this annual report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends.

Stockholder Return Performance

The following graph is a comparison of the cumulative total stockholder return on shares of our common stock, the Standard & Poor's 500 (the "S&P 500"), and the Bloomberg REIT Mortgage Index (the "BBREMTG Index"), a published industry index, from December 31, 2017 to December 31, 2022. The graph assumes that $100 was invested on December 31, 2017 in our common stock, the S&P 500 and the BBREMTG Index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our shares will continue in line with the same or similar trends depicted in the graph below



	Period Ending					
	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Apollo Commercial Real Estate Finance, Inc.	100.00	99.93	121.05	86.53	112.19	104.59
S&P 500	100.00	95.44	125.24	148.27	190.79	156.21
BBREMTG Index	100.00	97.09	120.03	93.38	109.82	83.05

Recent Sales of Unregistered Securities

None.

Recent Purchases of Equity Securities

We did not repurchase any of our equity securities during the three months ended December 31, 2022.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included in Item 8. "Financial Statements and Supplementary Data" of this annual report on Form 10-K.

Overview

We are a Maryland corporation and have elected to be taxed as a REIT for U.S. federal income tax purposes. We primarily originate, acquire, invest in and manage performing commercial first mortgage loans, subordinate financings, and other commercial real estate-related debt investments. These asset classes are referred to as our target assets.

We are externally managed and advised by the Manager, an indirect subsidiary of Apollo, a global, high-growth alternative asset manager with assets under management of approximately $523.0 billion as of September 30, 2022.

The Manager is led by an experienced team of senior real estate professionals who have significant expertise in underwriting and structuring commercial real estate financing transactions. We benefit from Apollo's global infrastructure and operating platform, through which we are able to source, evaluate and manage potential investments in our target assets.

Current Market Conditions

Certain external events such as public health issues, including the ongoing COVID-19 pandemic, natural disasters and geopolitical events, including the ongoing conflict between Russia, Belarus and Ukraine, have adversely impacted the global economy and have contributed to significant volatility in financial markets. Due to various uncertainties caused by such external events and recent macroeconomic trends, including inflation and rising interest rates, further business risks could arise. Some of the factors that impacted us to date and may continue to affect us are outlined in Item 1A. "Risk Factors."

Critical Accounting Policies and Use of Estimates

Our financial statements are prepared in accordance with GAAP, which requires the use of estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. The most critical accounting policies involve decisions and assessments that affect our reported assets and liabilities, as well as reported revenues and expenses. We believe that all of the decisions and assessments upon which these financial statements are based are reasonable based upon information currently available to us. The accounting policies and estimates that we consider to be most critical to an investor's understanding of our financial results and condition and require complex management judgment are discussed below.

Assets and Liabilities Related to Real Estate Owned

In order to maximize recovery against a defaulted loan, we may assume legal title or physical possession of the underlying collateral through foreclosure or deed in lieu of foreclosure. Foreclosed properties are classified as real estate owned and recognized at fair value on our consolidated balance sheets in accordance with the acquisition method under Accounting Standards Codification ("ASC") Topic 805, "Business Combinations." Real estate assets acquired may include land, building, furniture, fixtures and equipment ("FF&E"), and intangible assets. In accordance ASC 820, "Fair Value Measurements and Disclosures," we may utilize the income, market or cost approach (or combination thereof) to determine fair value.

When determining the fair value of a real estate asset under the income approach, we make certain assumptions including, but not limited to, consideration of projected operating cash flows, comparable selling prices and projected cash flows from the eventual disposition of the real estate asset based upon our estimate of a capitalization rate and discount rate.

When determining the fair value of real estate assets under the market or sales comparison approach, we compare the property to similar properties in the marketplace. Although we exercise significant judgment to identify similar properties, and may also consult independent third-party valuation experts to assist, our assessment of fair value is subject to uncertainty and sensitive to our selection of comparable properties.

When determining the fair value or real estate assets under the cost approach, we measure fair value as the replacement cost of these assets. This approach also requires significant judgment, and our estimate of replacement cost could vary from actual replacements costs.

At times we may classify real estate assets as held for sale in the period in which they meet the criteria under ASC Topic 360, "Property, Plant, and Equipment" as discussed in "Note 2 – Summary of Significant Accounting Policies" to our consolidated financial statements. Once a real estate asset is classified as held for sale, depreciation is no longer recorded, and the asset is reported at the lower of its carrying value or fair value less cost to sell. The fair value of real estate assets classified as held for sale is determined using the appropriate methodologies noted in the preceding paragraph and the real estate asset's fair value is subject to uncertainty, as the actual sales price of the real estate asset could differ from those assumed in our valuations.

Once real estate assets have been recorded at fair value, they are evaluated for impairment on a quarterly basis. A real estate asset is considered impaired when the sum of estimated future undiscounted cash flows to be generated by the real estate asset over the estimated remaining holding period is less than the carrying value of such real estate asset. An impairment charge is recorded equal to the excess of the carrying value of the real estate asset over the fair value. When determining the fair value of a real estate asset for the purpose of assessing impairment, we make certain assumptions including, but not limited to: consideration of projected operating cash flows, intended holding period of the real estate, comparable selling prices and projected cash flows from the eventual disposition of the real estate based upon our estimate of a capitalization rate and discount rate. While we exercise significant judgment in generating our assumptions, the asset's fair value is subject to uncertainty, as actual operating cash flows and disposition proceeds could differ from those assumed in our valuations. Additionally, the output is sensitive to the assumptions used in calculating any potential impairment.

Please refer to "Note 2 – Summary of Significant Accounting Policies," "Note 3 – Fair Value Disclosure," and "Note 5 – Assets and Liabilities Related to Real Estate Owned" for more information regarding real estate owned and our valuation methodology.

Current Expected Credit Losses

We measure and record potential expected credit losses related to our loan portfolio in accordance with the CECL Standard. The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the macroeconomic environment. We have adopted the Weighted Average Remaining Maturity ("WARM") method to determine a General CECL Allowance for the majority of loans in our portfolio, applied on a collective basis by assets with similar risk characteristics. If we determine that a borrower or sponsor is experiencing financial difficulty, we will record loan-specific allowances (our Specific CECL Allowance) in accordance with a practical expedient prescribed by the CECL Standard.

General CECL Allowance

There are a number of significant assumptions required to estimate our General CECL Allowance which include deriving and applying an annual historical loss rate, estimating the impacts of current and future macroeconomic conditions and forecasting the timing of expected repayments, satisfactions and future fundings.

We derive an annual historical loss rate based on a CMBS database with historical losses from 1998 through the fourth quarter of 2022 provided by a third party, Trepp LLC. We apply various filters to arrive at a CMBS dataset most analogous to our current portfolio from which we determine an appropriate historical loss rate. This historical loss rate, and ultimately the General CECL Allowance we derive, is sensitive to the CMBS dataset we select.

We adjust our determined annual historical loss rate based on our outlook of the macroeconomic environment, for a reasonable and supportable forecast period. Selection of a forecast period is a matter of judgement and our General CECL Allowance is sensitive to this input.

We develop our expectations for the future macroeconomic environment and its potential impact on the performance of loans in our portfolio, by analyzing various market factors, such as unemployment rate, market liquidity and price indexes relevant to commercial real estate sector. This assessment requires the use of significant judgment in selecting relevant market factors and analyzing their correlation with historical loss rates. The future macroeconomic environment is subject to uncertainty as the actual future macroeconomic environment could vary from our expectations.

Additionally, there are assumptions provided to us by the Manager that represent their best estimate as to loan expected term, future fundings, and timing of loan repayments. These assumptions, although made with the most available information at the time of the estimate, are subjective and actual activity may not follow the estimated schedule. These assumptions impact the future balances that the loss rate will be applied to and as such impact our General CECL Allowance. As we acquire new loans and the Manager monitors loan and sponsor performance, these estimates may change each period. Refer to "Note 2 – Summary of Significant Accounting Policies" and "Note 4 Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for further discussion regarding our General CECL Allowance.

Specific CECL Allowance

When we determine that a borrower or sponsor is experiencing financial difficulty, we evaluate the related loan for loan-specific allowances, under the practical expedient prescribed by the CECL Standard. Determining that a borrower or sponsor is experiencing financial difficulty requires the use of significant judgment and can be based on several factors subject to uncertainty. These factors can include, but are not limited to, whether cash from the borrower's operations are sufficient to cover current and future debt service requirements, the borrower's ability to potentially refinance the loan, and other circumstances that can affect the borrower's ability to satisfy their obligations in accordance the terms of the loan. When utilizing the practical expedient for collateral dependent loans, the current expected credit losses is determined as the difference between the fair value of the underlying collateral, adjusted for estimated costs to sell when applicable, and the carrying value of the loan (prior to the current expected credit losses), as repayment or satisfaction of a loan is dependent on a sale of the underlying collateral. Collateral-dependent loans evaluated for a Specific CECL Allowance are removed from the General CECL pool.

The fair value of the underlying collateral is determined by using method(s) such as discounted cash flow, the market approach, or direct capitalization approach. These methods require the use of key unobservable inputs, which are inherently uncertain and subjective. Our estimate of fair value is sensitive to both the valuation methodology selected and inputs used. Determining a suitable valuation method and selecting the appropriate key unobservable inputs and assumptions requires significant judgment and consideration of factors specific to the underlying collateral being assessed. Additionally, the key unobservable inputs and assumptions used may vary depending on the information available to us and market conditions as of the valuation date. As such, the fair value that we derive and use in calculating our Specific CECL Allowance, is subject to uncertainty and any actual losses, if incurred, could differ materially from our current expected credit losses. Refer to "Note 2 – Summary of Significant Accounting Policies" and "Note 4 Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for further discussion regarding our Specific CECL Allowance.

Refer to "Note 2 - Summary of Significant Accounting Policies" to our consolidated financial statements for the complete listing and description of our significant accounting policies.

Results of Operations

All non-USD denominated assets and liabilities are translated to USD at the exchange rate prevailing at the reporting date and income, expenses, gains, and losses are translated at the prevailing exchange rate on the dates that they were recorded.

Loan Portfolio Overview

The following table sets forth certain information regarding our loan portfolio as of December 31, 2022 ($ in thousands):

Description	Carrying Value	Weighted-Average Coupon [1]	Weighted Average All-in Yield [1][2]	Secured Debt Arrangements [3]	Cost of Funds [4]	Equity at carrying value [5]
Commercial mortgage loans, net	$ 8,121,109	7.2 %	7.7 %	$ 5,309,302	5.6 %	$ 2,811,807
Subordinate loans and other lending assets, net	560,881	6.3 %	7.0 %	—	—	560,881
Total/Weighted-Average	$ 8,681,990	7.1 %	7.6 %	$ 5,309,302	5.6 %	$ 3,372,688

[1]   Weighted-Average Coupon and Weighted-Average All-in Yield are based on the applicable benchmark rates as of December 31, 2022 on the floating rate loans and includes zero percent coupon and yield for loans on non-accrual.
[2]   Weighted-Average All-in Yield includes the amortization of deferred origination fees, loan origination costs and accrual of both extension and exit fees. Weighted-Average All-in Yield excludes the benefit of forward points on currency hedges relating to loans denominated in currencies other than USD.
[3]   Gross of deferred financing costs of $12.5 million.
[4]   Cost of funds includes weighted average spread and applicable benchmark rates as of December 31, 2022 on secured debt arrangements.
[5]   Represents loan portfolio at carrying value less secured debt outstanding.

The following table provides details of our commercial mortgage loan portfolio and subordinate loan and other lending assets portfolio, on a loan-by-loan basis, as of December 31, 2022 ($ in millions):

Commercial Mortgage Loan Portfolio

#	Property Type	Risk Rating	Origination Date	Amortized Cost	Unfunded Commitment	Construction Loan	3rd Party Subordinate Debt	Fully-extended Maturity	Location
1	Hotel	3	10/2019	$334	$28		Y	08/2024	Various, Spain
2	Hotel	3	11/2021	205	17		Y	11/2026	Various, UK/Ireland
3	Hotel	3	05/2022	179	25		Y	06/2027	Napa Valley, CA
4	Hotel	3	07/2021	156	24			08/2026	Various, US
5	Hotel	3	11/2021	150	14			12/2026	St. Thomas, USVI
6	Hotel	3	09/2015	146	—			06/2024	Manhattan, NY
7	Hotel	3	04/2018	143	—			04/2023	Honolulu, HI

8	Hotel	3	08/2019	128	—			08/2024	Puglia, Italy
9	Hotel	3	10/2021	99	—			11/2026	New Orleans, LA
10	Hotel[(1)]	5	03/2017	98	—			10/2022	Atlanta, GA
11	Hotel	3	06/2022	96	—			06/2025	Rome, Italy
12	Hotel	3	11/2018	90	—			12/2023	Vail, CO
13	Hotel	3	12/2019	60	—			01/2025	Tucson, AZ
14	Hotel	3	05/2019	52	—			06/2024	Chicago, IL
15	Hotel	3	10/2021	45	40			10/2026	Lake Como, Italy
16	Hotel	2	12/2015	42	—			08/2024	St. Thomas, USVI
17	Hotel	3	02/2018	27	—			11/2024	Pittsburgh, PA
18	Hotel	3	12/2021	24	32			06/2025	Dublin, Ireland
19	Office	3	01/2020	229	62		Y	02/2025	Long Island City, NY
20	Office	3	03/2022	225	40		Y	04/2027	Manhattan, NY
21	Office	3	06/2019	205	9			08/2026	Berlin, Germany
22	Office	3	02/2020	204	—			02/2025	London, UK
23	Office	3	02/2022	158	397	Y		02/2027	London, UK
24	Office	3	02/2022	157	—			06/2025	Milan, Italy
25	Office[(3)]	3	12/2017	113	—		Y	12/2022	London, UK
26	Office	3	11/2022	106	—			01/2025	Chicago, IL
27	Office	3	03/2018	84	—		Y	07/2023	Chicago, IL
28	Office	3	11/2021	45	32	Y		11/2025	Milan, Italy
29	Retail	3	04/2022	452	36			04/2027	Various, UK
30	Retail	3	10/2021	392	—			10/2026	Various, UK
31	Retail	3	08/2019	249	—		Y	09/2025	Manhattan, NY
32	Retail	3	05/2022	139	—			06/2027	Various, US
33	Retail[(4)]	5	11/2014	100	—			09/2023	Cincinnati, OH
34	Residential[(5)]	3	08/2022	274	—			09/2024	Manhattan, NY
35	Residential	3	12/2021	211	16			12/2026	Various, UK
36	Residential[(2)]	3	12/2018	136	—		Y	01/2023	Manhattan, NY
37	Residential	3	05/2022	89	4			06/2027	Manhattan, NY
38	Residential	3	12/2021	85	22			01/2027	Manhattan, NY
39	Residential	3	05/2021	82	—		Y	05/2026	Cleveland, OH
40	Residential	3	04/2014	59	—			07/2023	Various
41	Residential	3	12/2019	58	7		Y	11/2025	Boston, MA
42	Residential	3	11/2014	50	—			06/2023	Various, US
43	Residential	3	12/2021	30	—		Y	01/2026	Hallandale Beach, FL
44	Mixed Use	3	12/2019	305	96	Y	Y	06/2025	London, UK
45	Mixed Use	3	03/2022	135	41		Y	03/2027	Brooklyn, NY
46	Mixed Use	3	06/2022	78	50	Y	Y	06/2026	London, UK
47	Mixed Use	3	12/2019	42	—			09/2023	London, UK
48	Healthcare	3	03/2022	371	—			03/2027	Various, MA
49	Healthcare	3	10/2019	153	—			10/2024	Various, UK
50	Parking Garages	3	05/2021	270	5			05/2026	Various, US
51	Industrial	3	03/2021	246	—			05/2026	Various, Sweden
52	Portfolio[(6)]	3	06/2021	222	22			06/2026	Various, Germany
53	Caravan Parks	3	02/2021	198	—			02/2028	Various, UK
54	Urban Predevelopment	3	12/2022	118	14			01/2025	Miami, FL
	General CECL Allowance			(23)					
	Subtotal / Weighted-Average Commercial Mortgage Loans	**3.0**		**$8,121**	**$1,033**			**2.9 Years**	

Subordinate Loan and Other Lending Assets Portfolio

#	Property Type	Risk Rating	Origination Date	Amortized Cost	Unfunded Commitment	Construction Loan	3rd Party Subordinate Debt	Fully-extended Maturity	Location

1	Residential[5]	3	05/2020	$255	$—	Y	09/2024	Manhattan, NY
2	Residential[5]	3	06/2015	192	9	Y	09/2024	Manhattan, NY
3	Residential[4][5]	5	11/2017	15	—	Y	09/2024	Manhattan, NY
4	Healthcare[7]	3	07/2019	51	—	Y	06/2024	Various, US
5	Hotel	2	06/2015	23	—		07/2025	Phoenix, AZ
6	Hotel	4	06/2018	20	—		06/2023	Las Vegas, NV
7	Office	4	08/2017	8	—		09/2024	Troy, MI
	General CECL Allowance			(3)				
	Subtotal / Weighted-Average Subordinate Loans and Other Lending Assets	**3.1**		**$561**	**$9**		**1.6 Years**	
	Total / Weighted-Average Loan Portfolio[8]	**3.0**		**$8,682**	**$1,042**		**2.8 Years**	

(1) Loan went into maturity default during the fourth quarter of 2022. See "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for discussion on $7.0 million write-off recorded in 2022.
(2) Currently in negotiations with borrower to provide short term extension.
(3) Includes $25.1 million of a subordinate participation sold accounted for as secured borrowing. Loan went into maturity default during the fourth quarter of 2022 and was subsequently paid off in January 2023. See "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for more information.
(4) Amortized cost for these loans is net of the recorded Specific CECL Allowance.
(5) Loans are secured by the same property.
(6) Includes portfolio of office, industrial, and retail property types.
(7) Single Asset, Single Borrower CMBS.
(8) Total may not foot due to rounding.

Our average asset and debt balances for the year ended December 31, 2022 were ($ in thousands):

	Average month-end balances for the year ended December 31, 2022	
Description	Assets	Related debt
Commercial mortgage loans, net	$ 8,046,577	$ 5,133,907
Subordinate loans and other lending assets, net	759,268	—
Subordinate loans, held for sale	625	—

Portfolio Management

Due to the impact of COVID-19, including longer-term macroeconomic effects on supply chains, inflation and labor shortages, some of our borrowers have experienced challenges which have prevented the execution of their business plans and in some cases, resulted in temporary closures. As a result, we have worked with borrowers to execute loan modifications which are typically coupled with additional equity contributions from borrowers. Loan modifications to date have included repurposing of reserves, temporary deferrals of interest or principal, and partial deferral of coupon interest as payment-in-kind interest.

Investment Activity

During the year ended December 31, 2022, we committed $3.7 billion of capital to loans ($3.0 billion was funded at closing). In addition, during the year ended December 31, 2022, we received $2.2 billion in repayments and funded $0.6 billion for commitments closed prior to 2022.

Net Income Available to Common Stockholders

For the years ended December 31, 2022 and 2021, our net income available to common stockholders was $253.0 million, or $1.68 per diluted share of common stock, and $210.6 million, or $1.46 per diluted share of common stock, respectively.

Operating Results

The following table sets forth information regarding our consolidated results of operations and certain key operating metrics compared to the most recently reported period ($ in thousands):

	Years ended		
	December 31, 2022	December 31, 2021	2022 vs 2021
Net interest income:			

Interest income from commercial mortgage loans	$	456,513	$	327,702	$	128,811
Interest income from subordinate loans and other lending assets		55,590		100,413		(44,823)
Interest expense		(270,525)		(162,522)		(108,003)
Net interest income		241,578		265,593		(24,015)
Operations related to real estate owned:						
Revenue from real estate owned operations		62,062		18,917		43,145
Operating expenses related to real estate owned		(52,368)		(19,923)		(32,445)
Depreciation and amortization on real estate owned		(704)		(2,645)		1,941
Net income (loss) related to real estate owned		8,990		(3,651)		12,641
Operating expenses:						
General and administrative expenses		(29,662)		(28,845)		(817)
Management fees to related party		(38,419)		(38,160)		(259)
Total operating expenses		(68,081)		(67,005)		(1,076)
Other income		2,494		3,821		(1,327)
Realized gain (loss) on investments		18,683		(20,767)		39,450
Realized losses and impairments on real estate owned		—		(550)		550
Decrease in Specific CECL Allowance, net		11,500		30,000		(18,500)
Decrease in General CECL Allowance, net		6,123		4,773		1,350
Gain on foreign currency forward contracts		146,981		41,674		105,307
Foreign currency translation loss		(116,399)		(31,687)		(84,712)
Gain on interest rate hedging instruments		13,363		1,314		12,049
Net income		$265,232		$223,515		$41,717

For a comparison and discussion of our results of operations and other operating and financial data for the fiscal years ended December 31, 2021 and December 31, 2020, see Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 8, 2022.

Net Interest Income

Net interest income decreased by $24.0 million during the year ended December 31, 2022 compared to the same period in 2021. This decrease was primarily due to lower average outstanding balances of our subordinate loans and other lending assets, as we continue to migrate our portfolio to senior loans. Additionally, the decrease was due in part to increased debt to equity ratio compared to same period in 2021.

Operations Related to Real Estate Owned

In 2017, we originated a $20.0 million junior mezzanine loan which was subordinate to: (i) a $110.0 million mortgage loan, and (ii) a $24.5 million senior mezzanine loan, secured by a full-service luxury hotel in Washington, D.C. On May 24, 2021, we acquired legal title to the hotel through a deed-in-lieu of foreclosure. The assets and liabilities related to the hotel were assumed at their estimated fair value at acquisition and presented net of accumulated depreciation and impairment charges. As of March 1, 2022, the related assets and liabilities were transferred to assets and liabilities related to real estate owned, held for sale, as the property met the criteria for held for sale due to our marketing efforts on the property, as well as other developments. Results of operations from the hotel are comprised of operating revenue, expenses and real estate asset depreciation. As of March 1, 2022, we ceased recording depreciation on the building and FF&E on the consolidated statement of operations as the property was transferred to held for sale at such date.

The hotel operations generated $9.0 million of net income during the year ended December 31, 2022 compared to a net loss of $3.7 million during the same period in 2021. The increase in net income from hotel operations primarily relates to the increase in hotel occupancy as the area continued to recover from the impacts of COVID-19 during the year ended December 31, 2022 compared to the same period in 2021.

Refer to "Note 5 - Assets and Liabilities Related to Real Estate Owned" for more information related to our impairment and realized losses on real estate owned.

Operating Expenses

General and administrative expenses

General and administrative expenses remained generally constant for the year ended December 31, 2022 compared to the same period in 2021.

Management fees to related party

Management fee expense remained generally the same for the year ended December 31, 2022 compared to the same period in 2021.

Other income

Other income remained generally constant for the year ended December 31, 2022 compared to the same period in 2021

Realized gain (loss) on investments

During the year ended December 31, 2022, we recorded a $18.7 million net realized gain on investments, compared to the same period in 2021, in which we recorded a $20.8 million net realized loss. The realized gain was primarily driven by a $43.6 million realized gain recorded in connection with the title acquisition for one of our first mortgage loans secured by a multifamily development in Brooklyn, NY. Refer to "Note 5 - Assets and Liabilities Related to Real Estate Owned" for more information. This realized gain was partially offset by a (i) $17.9 million realized loss, representing a write-off of a previously recorded Specific CECL Allowance on a first mortgage loan secured by an urban predevelopment property due to the sale of the underlying property, and (ii) a $7.0 million realized loss, representing a write-off of a previously recorded Specific CECL Allowance related to a first mortgage secured by a hotel property, which went into maturity default during 2022. Refer to "Note 4 - Commercial Mortgage Loans Subordinate Loans and Other Lending Assets, Net" for more information.

During the year ended December 31, 2021, we recorded a $20.0 million realized loss on investments reflecting the difference between the fair value of a hotel acquired through a deed-in-lieu of foreclosure and the amortized cost of the loan at the time of foreclosure and an $0.8 million loss on the sale of our interest in a subordinate loan secured by a mixed-use property. Refer to "Note 4 - Commercial Mortgage Loans Subordinate Loans and Other Lending Assets, Net" and Note 5 - Assets and Liabilities Related to Real Estate Owned" for more information.

Decrease in Specific CECL Allowance, net

Our Specific CECL allowance decreased by a total of $11.5 million during the year ended December 31, 2022 compared to a decrease of $30.0 million for the same period in 2021. The $11.5 million decrease during the year ended December 31, 2022 was comprised of i) a reversal and a write-off of a previously recorded Specific CECL Allowance of $53.0 million and $15.0 million, respectively, on an urban predevelopment first mortgage loan in Miami, FL and ii) a $10.0 million reversal of a previously recorded Specific CECL Allowance on a loan related to a multifamily development in Brooklyn, NY. These write-offs and reversals recorded during the year ended December 31, 2022 were offset by the Specific CECL Allowance of $66.5 million recorded in relation to mezzanine loan secured by our interest in an ultra-luxury residential property in Manhattan, NY. Refer to Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for further discussion.

The $30.0 million decrease of our Specific CECL Allowance during the year ended December 31, 2021 was comprised of i) a $20.0 million reversal of a previously recorded Specific CECL Allowance on a multifamily development loan located in Brooklyn, NY due to a more favorable market outlook as compared to when the allowance was taken and ii) a $10.0 million write-off of a previously recorded Specific CECL Allowance recorded in connection with a deed-in-lieu foreclosure on a mezzanine loan secured by an interest in a luxury hotel in Washington, D.C. See "Note 5 - Assets and Liabilities Related to Real Estate Owned" for more information.

Refer to "Note 2 - Summary of Significant Accounting Policies" and "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional information related to our Specific CECL Allowance.

Decrease in General CECL Allowance, net

Our General CECL Allowance decreased by $6.1 million during the year ended December 31, 2022 compared to a decrease of $4.8 million for the same period in 2021. The decrease recorded during 2022 was primarily due to portfolio seasoning and changes in expected loan repayment dates, which was partially offset by a more adverse macroeconomic outlook. The decrease in General CECL Allowance recorded during the year ended December 31, 2021, was primarily related to portfolio seasoning and an improved macroeconomic outlook, which was partially offset by new loan originations.

Refer to "Note 2 - Summary of Significant Accounting Policies" and "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional information related to our General CECL Allowance.

Foreign currency translation loss and gain on derivative instruments

We use forward currency contracts to economically hedge interest and principal payments due under our loans denominated in currencies other than USD. When gains and losses on foreign currency translation and derivative instruments are evaluated on a combined basis, the net impact for the years ended December 31, 2022 and 2021 was a $30.6 million and $10.0 million gain, respectively.

The increase from the prior year represents a timing difference between the valuation on the foreign currency forward contracts, which are valued using spot rates, forward point estimates, and discount factors, and the foreign currency translation calculation which uses only spot rates. Additionally, as rates fell significantly during the year, our unrealized gain from derivative instruments, including derivative instruments related to our future expected interest cash flow, increased. As derivative instruments related to our future expected interest cash flow have no offset in foreign currency (loss) they are accounting for some of the variance noted above.

Gain on interest rate hedging instruments

During the second quarter of 2020, we entered into a three-year interest rate cap to cap LIBOR at 0.75%. During the years ended December 31, 2022 and 2021, we recognized a gain on our interest rate cap of $13.4 million and $1.3 million, respectively. For the year ended December 31, 2022, the gain was comprised of a realized gain of $5.7 million and an unrealized gain of $7.7 million. For the year ended December 31, 2021, the gain of $1.3 million was comprised of an unrealized gain. There was no realized gain recorded during the year ended December 31, 2021. The increase in the gain from the prior year is a result of the increase in the current interest rate forward curve, partially offset by the nearing maturity of the cap.

Subsequent Events

Refer to "Note 20 - Subsequent Events" to the accompanying consolidated financial statements for disclosure regarding significant transactions that occurred subsequent to December 31, 2022.

Contractual Obligations, Liquidity, and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to fund and maintain our assets and operations, repay borrowings, make distributions to our stockholders and other general business needs. We utilize various sources of cash in order to meet our liquidity needs in the next twelve months, which is considered the short-term, and the longer term.

Our current debt obligations consist of $1.5 billion of corporate debt at face value, $5.3 billion of asset financings, and a $164.8 million construction loan related to our real estate owned held for investment. Our corporate debt includes: (i) $777.3 million of term loan borrowings, (ii) $500.0 million of senior secured notes, and (iii) $230.0 million of the 2023 notes. Our asset specific financings are generally tied to the underlying loans and we anticipate repayments of $451.6 million of secured debt arrangements in the short term. Specifics about our secured debt arrangements and corporate debt maturities and obligations are discussed below.

In addition to our debt obligations, as of December 31, 2022, we had $1.0 billion of unfunded loan commitments. We expect that approximately $573.1 million will be funded to existing borrowers in the short term.

We have various sources of liquidity that we are able to use to satisfy our short and long-term obligations. As of December 31, 2022, we had $222.0 million of cash on hand. As of December 31, 2022, we also held approximately $1.0 billion of unencumbered assets, consisting of $636.2 million of senior mortgages and $372.6 million of mezzanine loans. Depending on market conditions, we may utilize additional borrowings as a source of cash, which may also include additional secured debt arrangements as well as other borrowings or conduct additional public and private debt and equity offerings.

We maintain policies relating to our use of leverage. Refer to "Leverage Policies" below. In the future, we may seek to raise further equity or debt capital or engage in other forms of borrowings in order to fund future investments or to refinance expiring indebtedness.

We generally intend to hold our assets for investment, although we may sell certain of our investments in order to manage our interest rate risk and liquidity needs, meet other operating objectives and adapt to market conditions.

To maintain our qualification as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. These distribution requirements limit our ability to retain earnings and replenish or increase capital for operations.

We also have two interests in unconsolidated joint ventures. The unconsolidated joint ventures are deemed to be VIEs, of which we are not the primary beneficiary. Therefore, the VIEs are not consolidated in our consolidated financial statements as of December 31, 2022. One of these joint ventures owns an underlying property that secures one of our first mortgage loans, and is accounted for as an off-balance-sheet arrangement. Our maximum exposure to loss from this commercial mortgage loan is limited to its carrying value, which as of December 31, 2022 was $99.6 million.

Our other interest in an unconsolidated joint venture was previously secured by an interest in an urban predevelopment first mortgage. During the fourth quarter of 2022, the underlying property that secured this interest was sold to a third party; accordingly, this joint venture is expected to be dissolved in the first quarter of 2023. Although there is risk of loss we have no contractual obligation to fund any additional capital into the joint ventures. Refer to "Note 2 - Summary of Significant Accounting Policies" to our consolidated financial statements for more information.

Borrowings Under Various Financing Arrangements

The table below summarizes the outstanding balances and maturities for our various financing arrangements:

	December 31, 2022		December 31, 2021	
	Borrowings Outstanding[1]	Maturity [2]	Borrowings Outstanding[1]	Maturity [2]
Secured credit facilities	$ 3,459,226	May 2026	$ 2,256,646	October 2025
Barclays Private Securitization	1,850,076	February 2026	1,902,684	August 2024
Total Secured debt arrangements	$ 5,309,302		$ 4,159,330	
Term loans	$ 777,250	January 2027	$ 785,250	January 2027
Senior secured notes	500,000	June 2029	500,000	June 2029
Convertible senior notes	230,000	October 2023	575,000	February 2023
Total Borrowings	$ 6,816,552		$ 6,019,580	

(1) Borrowings Outstanding represent principal balances as of the respective reporting periods.
(2) Maturity dates represent weighted average maturities based on borrowings outstanding and assumes extensions at our option are exercised with consent of financing providers, where applicable.

Secured Credit Facilities

As of December 31, 2022, we had entered into secured debt arrangements with eight secured credit facilities through wholly-owned subsidiaries. Terms under various master repurchase agreements vary by secured credit facility.

Refer to "Note 7 - Secured Debt Arrangements, Net" of our Consolidated Financial Statements for additional disclosure regarding our secured credit facilities.

Barclays Private Securitization

We are party to a private securitization with Barclays Bank plc (the "Barclays Private Securitization"). Commercial mortgage loans currently financed under the Barclays Securitization are denominated in GBP, EUR and SEK. As of December 31, 2022, we had £931.4 million, €491.6 million, and kr2.1 billion ($1.9 billion assuming conversion into USD) of borrowings outstanding under the Barclays Private Securitization secured by certain of our commercial mortgage loans.

Refer to "Note 7 - Secured Debt Arrangements, Net" of our Consolidated Financial Statements for additional disclosure regarding our Barclays Private Securitization.

Term Loans

In May 2019, we entered into the $500.0 million 2026 Term Loan and in March 2021, we entered into the $300.0 million 2028 Term Loan. The outstanding Term Loans principal balance as of December 31, 2022 and December 31, 2021 was $777.3 million and $785.3 million, respectively.

Refer to "Note 8 – Senior Secured Term Loans, Net" of our Consolidated Financial Statements for additional disclosure regarding our 2026 Term Loan and 2028 Term Loan."

Senior Secured Notes

In June 2021, we issued $500.0 million of 4.625% Senior Secured Notes due 2029 (the "2029 Notes"), for which we received net proceeds of $495.0 million, after deducting initial purchasers' discounts and commissions. The 2029 Notes had a carrying value of $494.8 million and $494.1 million, net of deferred financing costs of $5.2 million and $5.9 million, as of December 31, 2022 and December 31, 2021, respectively.

Refer to "Note 9 – Senior Secured Notes, Net" of our Consolidated Financial Statements for additional disclosure regarding our 2029 Notes.

Convertible Senior Notes

In two separate offerings during 2017, we issued an aggregate principal amount of $345.0 million of 4.75% Convertible Senior Notes due 2022 (the "2022 Notes"), for which we received $337.5 million, after deducting the underwriting discount and offering expenses. During the third quarter of 2022, we repaid the $345.0 million aggregate principal amount of the 2022 Notes.

During the fourth quarter of 2018, we issued $230.0 million of 5.375% Convertible Senior Notes due 2023, for which we received $223.7 million after deducting the underwriting discount and offering expenses. At December 31, 2022, the 2023 Notes had a carrying value of $229.4 million and an unamortized discount of $0.6 million.

Refer to "Note 10 – Convertible Senior Notes, Net" of our Consolidated Financial Statements for additional disclosure regarding our Convertible Notes.

Debt-to-Equity Ratio

The following table presents our debt-to-equity ratio:

	December 31, 2022	December 31, 2021
Debt to Equity Ratio[1]	2.8	2.4

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(1) Represents total debt less cash and loan proceeds held by servicer (recorded with Other Assets, refer to "Note 6 - Other Assets" for more information) to total stockholders' equity.

Leverage Policies

We use leverage for the sole purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates. In addition to our secured debt arrangements and Term Loans, we access additional sources of borrowings. Our charter and bylaws do not limit the amount of indebtedness we can incur; however, we are subject to and carefully monitor the limits placed on us by our credit providers and those that assign ratings on our company.

At December 31, 2022, our debt-to-equity ratio was 2.8 and our portfolio was comprised of $8.1 billion of commercial mortgage loans and $560.9 million of subordinate loans and other lending assets. In order to achieve our return on equity, we generally finance our mortgage loans with 2.0 to 3.0 turns of leverage and generally do not finance our subordinate loans and other lending assets given built-in inherent structural leverage.

Investment Guidelines

Our current investment guidelines, approved by our board of directors, are comprised of the following:

- no investment will be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;

- no investment will be made that would cause us to register as an investment company under the 1940 Act;

- investments will be predominantly in our target assets;

- no more than 20% of our net equity (on a consolidated basis) will be invested in any single investment at the time of the investment; in determining compliance with the investment guidelines, the amount of the investment is the net equity in the investment (gross investment less amount of third-party financing) plus the amount of any recourse on the financing secured by the investment; and

- until appropriate investments can be identified, the Manager may invest the proceeds of any offering in interest bearing, short-term investments, including money market accounts and/or funds, that are consistent with our intention to qualify as a REIT.

The board of directors must approve any change in or waiver to these investment guidelines.

Dividends

We intend to continue to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that we pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. We generally intend over time to pay dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Any distributions we make are at the discretion of our board of directors and depend upon, among other things, our actual results of operations. These results and our ability to pay distributions are affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities.

As of December 31, 2022 and December 31, 2021, we had 6,770,393 shares of our 7.25% Series B-1 Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share ("Series B-1 Preferred Stock") outstanding. The Series B-1 Preferred Stock pay cumulative cash dividends, which are payable quarterly in equal amounts in arrears on the 15th day of each January, April, July and October: at a rate of 7.25% per annum of the $25.00 per share liquidation preference. Except under certain limited circumstances, the Series B-1 Preferred Stock is generally not convertible into or exchangeable for any other property or any other of our securities at the election of the holders. On and after July 15, 2026, we may, at our option, redeem the shares at a redemption price of $25.00, plus any accrued unpaid dividends to, but not including, the date of the redemption.

The following table details our dividend activity:

	Year ended	
Dividends declared per share of:	December 31, 2022	December 31, 2021
Common Stock	$1.40	$1.40
Series B Preferred Stock	N/A	1.00
Series B-1 Preferred Stock	1.81	0.90

On July 15, 2021, we exchanged all 6,770,393 shares outstanding of our 8.00% Fixed-to-Floating Series B Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), with a liquidation preference of $25.00 per share, for 6,770,393 shares of our Series B-1 Preferred Stock, with a liquidation preference of $25.00 per share, pursuant to an exchange agreement with the two existing shareholders.

Non-GAAP Financial Measures

Distributable Earnings

Distributable Earnings, a non-GAAP financial measure, is defined as net income available to common stockholders, computed in accordance with GAAP, adjusted for (i) equity-based compensation expense (a portion of which may become cash-based upon final vesting and settlement of awards should the holder elect net share settlement to satisfy income tax withholding), (ii) any unrealized gains or losses or other non-cash items (including depreciation and amortization related to real estate owned) included in net income available to common stockholders, (iii) unrealized income from unconsolidated joint ventures, (iv) foreign currency gains (losses), other than (a) realized gains/(losses) related to interest income, and (b) forward point gains/(losses) realized on our foreign currency hedges, (v) the non-cash amortization expense related to the reclassification of a portion of the Convertible Notes to stockholders' equity in accordance with GAAP, and (vi) provision for loan losses. Distributable Earnings may also be adjusted to exclude certain other non-cash items, as determined by the Manager and approved by a majority of our independent directors.

For the year ended December 31, 2022, our Distributable Earnings were $239.3 million, or $1.67 per share, as compared to $188.7 million, or $1.33 per share, for the prior year.

The weighted-average diluted shares outstanding used for Distributable Earnings per weighted-average diluted share has been adjusted from weighted-average diluted shares under GAAP to exclude shares issued from a potential conversion of the Convertible Notes. Consistent with the treatment of other unrealized adjustments to Distributable Earnings, these potentially issuable shares are excluded until a conversion occurs, which we believe is a useful presentation for investors. We believe that excluding shares issued in connection with a potential conversion of the Convertible Notes from our computation of Distributable Earnings per weighted average diluted share is useful to investors for various reasons, including the following: (i) conversion of Convertible Notes to shares requires both the holder of a note to elect to convert the Convertible Note and for us to elect to settle the conversion in the form of shares (ii) future conversion decisions by note holders will be based on our stock price in the future, which is presently not determinable; (iii) the exclusion of shares issued in connection with a potential conversion of the Convertible Notes from the computation of Distributable Earnings per weighted-average diluted share is consistent with how we treat other unrealized items in our computation of Distributable Earnings per weighted-average diluted share; and (iv) we believe that when evaluating our operating performance, investors and potential investors consider our Distributable Earnings relative to our actual distributions, which are based on shares outstanding and not shares that might be issued in the future.

The table below summarizes the reconciliation from weighted-average diluted shares under GAAP to the weighted-average diluted shares used for Distributable Earnings:

	Year ended December 31,	
	2022	2021
Weighted-Averages	Shares	Shares
Diluted shares - GAAP	165,504,660	168,402,515
Potential shares issued under conversion of the Convertible Notes	(22,314,191)	(28,533,271)
Unvested RSUs	—	2,456,409
Diluted shares - Distributable Earnings	143,190,469	142,325,653

As a REIT, U.S. federal income tax law generally requires us to distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that we pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. Given these requirements and our belief that dividends are generally one of the principal reasons stockholders invest in a REIT, we generally intend over time to pay dividends to our stockholders in an amount equal to our net taxable income, if and to the extent authorized by our board of directors. Distributable Earnings is a key factor considered by the board of directors in setting the dividend and as such we believe Distributable Earnings is useful to investors.

As discussed in "Note 5 – Assets and Liabilities Related to Real Estate Owned", during the year ended December 31, 2022, we recorded a $43.6 million realized gain on investments reflecting the difference between the fair value of a multifamily development property located in Brooklyn, NY acquired through a deed-in-lieu of foreclosure and the amortized cost of the loan at the time of foreclosure. Additionally, during the year ended December 31, 2022, we recorded a $17.9 million realized loss representing a write-off of a previously recorded Specific CECL Allowance on an urban predevelopment first mortgage loan and a $7.0 million realized loss on a first mortgage secured by a hotel property, representing a write-off of a previously recorded Specific CECL Allowance related to a first mortgage loan in maturity default. Refer to "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional information.

As discussed in "Note 5 – Assets and Liabilities Related to Real Estate Owned" during the year ended December 31, 2021, we recorded $20.0 million realized loss on investments reflecting the difference between the fair value of a hotel acquired through a deed-in-lieu of foreclosure and the amortized cost of the loan at the time of foreclosure. Additionally, during the year ended December 31, 2021, we recorded an impairment of $0.6 million on our real estate owned, held for sale due to increased costs to sell.

We believe it is useful to our investors to present Distributable Earnings prior to realized gains (losses) and impairments on real estate owned and investments to reflect our operating results because (i) our operating results are primarily comprised of earning interest income on our investments net of borrowing and administrative costs, which comprise our ongoing operations and (ii) it has been a useful factor related to our dividend per share because it is one of the considerations when a dividend is determined. We believe that our investors use Distributable Earnings and Distributable Earnings prior to realized gains (losses) and impairments on real estate owned and investments, or a comparable supplemental performance measure, to evaluate and compare the performance of our company and our peers.

A significant limitation associated with Distributable Earnings as a measure of our financial performance over any period is that it excludes unrealized gains (losses) from investments. In addition, our presentation of Distributable Earnings may not be comparable to similarly-titled measures of other companies, that use different calculations. As a result, Distributable Earnings should not be considered as a substitute for our GAAP net income as a measure of our financial performance or any measure of our liquidity under GAAP. Distributable Earnings are reduced for realized losses on loans which include losses that management believes are near certain to be realized.

The table below summarizes the reconciliation from net income available to common stockholders to Distributable Earnings and Distributable Earnings prior to realized gains (losses) and impairments on real estate owned and investments ($ in thousands):

	Year ended December 31,	
	2022	2021
Net income available to common stockholders	$ 252,960	$ 210,551
Adjustments:		
Equity-based compensation expense	18,252	17,633
Gain on foreign currency forwards	(146,981)	(41,674)
Foreign currency loss, net	116,399	31,687
Unrealized gain on interest rate cap	(7,692)	(1,314)
Realized gains (losses) relating to interest income on foreign currency hedges, net	14,080	(1,342)
Realized gains relating to forward points on foreign currency hedges, net	9,195	1,994
Amortization of the convertible senior notes related to equity reclassification	—	3,272
Depreciation and amortization on real estate owned	704	2,645
Decrease in current expected credit loss allowance, net	(17,623)	(34,773)
Realized (gains) losses and impairments on real estate owned and investments	(18,683)	21,317
Total adjustments:	(32,349)	(555)
Distributable Earnings prior to realized gains (losses) and impairments on real estate owned and investments	$ 220,611	$ 209,996
Realized gains (losses) and impairments on real estate owned and investments	$ 18,683	$ (21,317)
Distributable Earnings	$ 239,294	$ 188,679
Diluted Distributable Earnings per share prior to realized gains (losses) and impairments on real estate owned and investments	$ 1.54	$ 1.48
Diluted Distributable Earnings per share of common stock	$ 1.67	$ 1.33
Weighted-average diluted shares - Distributable Earnings	143,190,469	142,325,653

Book Value Per Share

The table below calculates our book value per share ($ in thousands, except per share data):

	December 31, 2022	December 31, 2021
Stockholders' Equity	$ 2,354,504	$ 2,294,626
Series B-1 Preferred Stock (Liquidation Preference)	(169,260)	(169,260)
Common Stockholders' Equity	$ 2,185,244	$ 2,125,366
Common Stock	140,595,995	139,894,060
Book value per share	$ 15.54	$ 15.19

The table below shows the changes in our book value per share:

	Book value per share
Book value per share at December 31, 2021	$ 15.19
General CECL Allowance and depreciation and amortization	0.28
Book value per share at December 31, 2021 prior to General CECL Allowance	$ 15.47
Earnings in excess of dividends	0.15
Net realized gain on investments	0.13
Net gain on currency and interest rate hedges[1]	0.09
Net decrease in Specific CECL Allowance	0.08
Vesting and delivery of RSUs	(0.12)
Adoption of ASU 2020-06	(0.02)
Book value per share at December 31, 2022 prior to General CECL Allowance and depreciation and amortization	$ 15.78
General CECL Allowance and depreciation and amortization	(0.24)

Book value per share at December 31, 2022	$	15.54

(1)   Includes net unrealized gain on forward currency contracts and interest hedges, and realized gain on forward currency contracts related to principal outside impact of forward points

We believe that presenting book value per share with sub-totals prior to the CECL Allowances and depreciation and amortization is useful for investors for various reasons, including, among other things, analyzing our compliance with financial covenants related to tangible net worth and debt-to-equity under our secured debt arrangements and Term Loans, which permit us to add the General CECL Allowance to our GAAP stockholders' equity. Given that our lenders consider book value per share prior to the General CECL Allowance as an important metric related to our debt covenants, we believe disclosing book value per share prior to the General CECL Allowance is important to investors such that they have the same visibility. We further believe that presenting book value before depreciation and amortization is useful to investors since it is a non-cash expense included in net income and is not representative of our core business and ongoing operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds, and market value, while, at the same time, seeking to provide an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. While risks are inherent in any business enterprise, we seek to quantify and justify risks in light of available returns and to maintain capital levels consistent with the risks we undertake.

Credit Risk

One of our strategic focuses is acquiring assets that we believe to be of high credit quality. We believe this strategy will generally keep our credit losses and financing costs low. However, we are subject to varying degrees of credit risk in connection with our other target assets. We seek to mitigate this risk by seeking to acquire high quality assets, at appropriate prices given anticipated and unanticipated losses, and by deploying a value-driven approach to underwriting and diligence, consistent with the Manager's historical investment strategy, with a focus on current cash flows and potential risks to cash flow. The Manager seeks to enhance its due diligence and underwriting efforts by accessing the Manager's knowledge base and industry contacts. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies, and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our target assets and our related financing obligations.

To the extent consistent with maintaining our REIT qualification, we seek to manage risk exposure to protect our portfolio of financial assets against the effects of major interest rate changes. We generally seek to manage this risk by:

- attempting to structure our financing agreements to have a range of different maturities, terms, amortizations and interest rate adjustment periods;

- using hedging instruments and interest rate swaps, when we deem appropriate; and

- to the extent available and appropriate, using securitization financing to better match the maturity of our financing with the duration of our assets.

The following table estimates the hypothetical impact on our net interest income for the twelve-month period following December 31, 2022, assuming an immediate increase or decrease of 50 basis points in the applicable interest rate benchmark by currency ($ in thousands, except per share data):

Currency	Net floating rate assets subject to interest rate sensitivity	50 basis point increase		50 basis point decrease	
		Increase to net interest income [1][2]	Increase to net interest income (per share) [1][2]	Decrease to net interest income [1][2]	Decrease to net interest income (per share) [1][2]
USD	$ 822,564	$ 5,665	$ 0.04	$ (5,115)	$ (0.04)
GBP	708,076	3,540	0.03	(3,540)	(0.03)
EUR	449,527	2,248	0.02	(2,248)	(0.02)
SEK	49,613	248	—	(248)	—
Total:	$ 2,029,780	$ 11,701	$ 0.09	$ (11,151)	$ (0.09)

_____

(1) Any such hypothetical impact on interest rates on our variable rate borrowings does not consider the effect of any change in overall economic activity that could occur in a rising or falling interest rate environment. Further, in the event of a change in interest rates of that magnitude, we may take actions to further mitigate our exposure to such a change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

(2) Certain of our floating rate loans are subject to index floors.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated, causing the return on an asset to be less than expected. In certain cases, we adapt to prepayment risk by stating prepayment penalties in loan agreements.

Market Risk

Commercial mortgage assets are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; pandemics; natural disasters and other acts of god. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans or loans, as the case may be, which could also cause us to suffer losses. Market volatility has been particularly heightened due to the COVID-19 pandemic. COVID-19 and its variants have disrupted economic activities and could have a continued significant adverse effect on economic and market conditions including rising inflation, increases in interest rates, limited lending from financial institutions, depressed asset values, and limited market liquidity.

Inflation

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with GAAP and distributions are determined by our board of directors consistent with our obligation to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, on an annual basis in order to maintain our REIT qualification. In each case, our activities and balance sheets are measured with reference to historical cost and/or fair market value without considering inflation.

Currency Risk

Some of our loans and secured debt arrangements are denominated in a foreign currency and subject to risks related to fluctuations in currency rates. We seek to mitigate this exposure through foreign currency forward contracts, which match the net principal and interest of our foreign currency loans and secured debt arrangements.

Item 8. Financial Statements and Supplementary Data.
Index to Consolidated Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm (PCAOB ID NO.34)	51
Consolidated Balance Sheets as of December 31, 2022 and 2021	54
Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2021	56
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021, and 2021	57
Consolidated Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2021	59
Notes to Consolidated Financial Statements	61
Schedule	
Schedule IV—Mortgage Loans on Real Estate	94

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
Apollo Commercial Real Estate Finance, Inc.
New York, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Apollo Commercial Real Estate Finance, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 8 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Current Expected Credit Losses ("CECL") Allowance—Estimation of Economic Conditions—Refer to Notes 2 and 4 to the Financial Statements

Critical Audit Matter Description

The Company estimates its CECL allowance primarily using the Weighted Average Remaining Maturity ("WARM") method, which has been identified as an acceptable approach for computing current expected credit losses. In determining the CECL allowance, the Company considers various factors including (i) historical loss experience in the commercial real estate lending market, (ii) timing of expected repayments and satisfactions, (iii) expected future funding, (iv) capital subordinate to the Company when they are the senior lender, (v) capital senior to the Company when they are the subordinate lender, and (vi) the Company's current and future view of the macroeconomic environment. Management's estimation of the current and future economic conditions that may impact the performance of the commercial real estate assets securing the Company's assets include the unemployment rate, commercial real estate prices, and market liquidity. The Company uses projections, obtained from third-party service providers, of each factor to approximate the impact the macroeconomic outlook may have on the loss rate.

We identified the macroeconomic factors within the CECL allowance as a critical audit matter because of the subjectivity, complexity and estimation uncertainty in determining the impact of the factors on the Company's loss rate. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate whether the macroeconomic factors determined by management reasonably and appropriately quantify the current and future macroeconomic risks associated with the Company's portfolio.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to assess the macroeconomic factors applied by management to the CECL allowance to account for current and future economic conditions included, among others:

- We tested the operating effectiveness of controls over management's review of the CECL allowance, including management's judgments involved in the determination of the macroeconomic factors applied to the loss rate.

- We evaluated the reasonableness of the methodology and significant assumptions used to develop the macroeconomic factors by considering relevant industry trends and economic conditions, including whether the methodology and significant assumptions were appropriate and consistent with what market participants would use.

- We tested the accuracy and completeness of quantitative data used by management to estimate the current and future view of macroeconomic conditions.

CECL Allowance—Estimation of Fair Value of Underlying Collateral of Loans Exhibiting Signs of Financial Difficulty — Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

For loans where the Company deems the borrower or sponsor to be experiencing financial difficulty, the Company has elected to apply a practical expedient in accordance with the CECL standard. In accordance with the practical expedient approach, the loan loss provision is determined to be the difference between the fair value of the underlying collateral and the carrying value of the loan prior to the loan loss allowance. Significant judgments are required in determining the loan loss provision, including estimates and assumptions regarding the value of the underlying collateral and other estimates.

We identified the estimation of the fair value of the underlying collateral of loans as a critical audit matter because of the significant estimates and assumptions required by management to evaluate the Company's fair value analysis. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimate of the provision for loan loss.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the fair value for those assets in which the borrower or sponsor exhibit signs of financial difficulty as part of estimation of the CECL allowance included the following, among others:

- We tested the operating effectiveness of controls over management's review of the fair value analysis including controls over management's review of the assumptions used within the fair value analysis including, but not limited to, discount rate and capitalization rate and the inputs used within the fair value analysis. These inputs include, but are not limited to, debt service coverage ratio, occupancy, and microeconomic and macroeconomic conditions that could impact the property.

- We evaluated the Company's determination of fair value by performing the following:

  – With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology; (2) significant assumptions made, including whether the significant inputs used in the model were appropriate and consistent with what market participants would use to value the collateral; and (3) mathematical accuracy of the overall valuation model

  – We tested the underlying data used to develop the fair value to determine that the information used in the analysis was accurate and complete

  – We performed a sensitivity analysis when deemed necessary based on results of other audit procedures performed for comparison to the Company's fair value analysis

  – We considered whether events or transactions that occurred after the balance sheet date but before the completion of the audit affect the conclusions reached on the fair value measures and disclosures

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 8, 2023

We have served as the Company's auditor since 2009.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Balance Sheets
(in thousands—except share data)

	December 31, 2022	December 31, 2021
Assets:		
Cash and cash equivalents	$ 222,030	$ 343,106
Commercial mortgage loans, net[(1)(3)]	8,121,109	7,012,312
Subordinate loans and other lending assets, net[(2)(3)]	560,881	844,948
Real estate owned, held for investment, net (net of $2,645 accumulated depreciation in 2021)	302,688	151,788
Assets related to real estate owned, held for sale	162,397	—
Derivative assets, net	128,640	16,788
Other assets	70,607	47,753
Total Assets	$ 9,568,352	$ 8,416,695
Liabilities and Stockholders' Equity		
Liabilities:		
Secured debt arrangements, net	$ 5,296,825	$ 4,150,268
Senior secured term loans, net	763,813	768,325
Senior secured notes, net	494,844	494,051
Convertible senior notes, net	229,361	569,979
Accounts payable, accrued expenses and other liabilities[(4)]	227,360	102,609
Debt related to real estate owned, held for investment, net	160,294	—
Participations sold	25,130	27,064
Payable to related party	9,728	9,773
Liabilities related to real estate owned, held for sale	6,493	—
Total Liabilities	7,213,848	6,122,069
Commitments and Contingencies (see Note 17)		
Stockholders' Equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, Series B-1, 6,770,393 shares issued and outstanding ($169,260 liquidation preference) in 2022 and 2021 (see Note 16)	68	68
Common stock, $0.01 par value, 450,000,000 shares authorized, 140,595,995 and 139,894,060 shares issued and outstanding in 2022 and 2021, respectively	1,406	1,399
Additional paid-in-capital	2,716,907	2,721,042
Accumulated deficit	(363,877)	(427,883)
Total Stockholders' Equity	2,354,504	2,294,626
Total Liabilities and Stockholders' Equity	$ 9,568,352	$ 8,416,695

(1) Includes $7,482,658 and $5,957,707 pledged as collateral under secured debt arrangements in 2022 and 2021, respectively.

(2) Includes $191,608 and $0 pledged as collateral under secured debt arrangements in 2022 and 2021, respectively.

(3) Net of $159,724 and $178,588 CECL Allowance in 2022 and 2021, respectively, comprised of $133,500 and $145,000 Specific CECL Allowance and $26,224 and $33,588 General CECL Allowance, respectively.

(4) Includes $4,347 and $3,106 of General CECL Allowance related to unfunded commitments on commercial mortgage loans, subordinate loans and other lending assets, net in 2022 and 2021, respectively.

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries

Consolidated Statement of Operations
(in thousands—except share and per share data)

		Year ended December 31,				
		2022		2021		2020
Net interest income:						
Interest income from commercial mortgage loans	$	456,513	$	327,702	$	309,134
Interest income from subordinate loans and other lending assets		55,590		100,413		118,435
Interest expense		(270,525)		(162,522)		(148,891)
Net interest income	$	241,578	$	265,593	$	278,678
Revenue from real estate owned operations		62,062		18,917		—
Total net revenue	$	303,640	$	284,510	$	278,678
Operating expenses:						
General and administrative expenses (includes equity-based compensation of $18,252, $17,633 and $16,815 in 2022, 2021 and 2020, respectively)	$	(29,662)	$	(28,845)	$	(26,849)
Management fees to related party		(38,419)		(38,160)		(39,750)
Operating expenses related to real estate owned		(52,368)		(19,923)		—
Depreciation and amortization on real estate owned		(704)		(2,645)		—
Total operating expenses	$	(121,153)	$	(89,573)	$	(66,599)
Other income	$	2,494	$	3,821	$	1,604
Realized gain (loss) on investments		18,683		(20,767)		(47,632)
Decrease (increase) in current expected credit loss allowance, net		17,623		34,773		(125,600)
Realized losses and impairments on real estate owned		—		(550)		—
Foreign currency translation gain (loss)		(116,399)		(31,687)		26,916
Gain on foreign currency forward contracts (includes unrealized gains (losses) of $104,159, $46,714 and $(26,499) in 2022, 2021 and 2020, respectively)		146,981		41,674		(9,743)
Gain (loss) on interest rate hedging instruments (includes unrealized gains of $7,692, $1,314, and $14,604)		13,363		1,314		(39,247)
Net income	$	265,232	$	223,515	$	18,377
Preferred dividends		(12,272)		(12,964)		(13,540)
Net income available to common stockholders	$	252,960	$	210,551	$	4,837
Net income per share of common stock:						
Basic	$	1.77	$	1.48	$	0.01
Diluted	$	1.68	$	1.46	$	0.01
Basic weighted-average shares of common stock outstanding		140,534,635		139,869,244		148,004,385
Diluted weighted-average shares of common stock outstanding		165,504,660		168,402,515		148,004,385
Dividend declared per share of common stock	$	1.40	$	1.40	$	1.45

Consolidated Statement of Changes in Stockholders' Equity
(in thousands—except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In-Capital	Accumulated Deficit	Total
	Shares	Par	Shares	Par			
Balance at December 31, 2019	6,770,393	$ 68	153,537,296	$1,535	$2,825,317	$ (196,945)	$ 2,629,975
Adoption of ASU 2016-13, see Note 2	—	—	—	—	—	(30,867)	(30,867)
Capital increase related to Equity Incentive Plan	—	—	591,203	6	10,321	—	10,327
Repurchase of common stock	—	—	(14,832,632)	(148)	(127,846)	—	(127,994)
Net income	—	—	—	—	—	18,377	18,377
Dividends declared on preferred stock - $2.00 per share	—	—	—	—	—	(13,540)	(13,540)
Dividends declared on common stock - $1.45 per share	—	—	—	—	—	(215,749)	(215,749)
Balance at December 31, 2020	6,770,393	$ 68	139,295,867	$1,393	$2,707,792	$ (438,724)	$ 2,270,529
Capital increase related to Equity Incentive Plan	—	—	598,193	6	13,349	—	13,355
Offering costs	—	—	—	—	(99)	—	(99)
Retirement of Series B Preferred Stock	(6,770,393)	(68)	—	—	—	—	(68)
Issuance of Series B-1 Preferred Stock	6,770,393	68	—	—	—	—	68
Net income	—	—	—	—	—	223,515	223,515
Dividends declared on preferred stock - $1.90 per share	—	—	—	—	—	(12,964)	(12,964)
Dividends declared on common stock - $1.40 per share	—	—	—	—	—	(199,710)	(199,710)
Balance at December 31, 2021	6,770,393	$ 68	139,894,060	$1,399	$2,721,042	$ (427,883)	$ 2,294,626
Adoption of ASU 2020-06, see Note 2	—	—	—	—	(15,408)	11,992	(3,416)
Capital increase related to Equity Incentive Plan	—	—	701,935	7	11,273	—	11,280
Net income	—	—	—	—	—	265,232	265,232
Dividends declared on preferred stock - $1.81 per share	—	—	—	—	—	(12,272)	(12,272)
Dividends declared on common stock - $1.40 per share	—	—	—	—	—	(200,946)	(200,946)
Balance at December 31, 2022	6,770,393	$ 68	140,595,995	$1,406	$2,716,907	$ (363,877)	$ 2,354,504

See notes to consolidated financial statements.

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
(in thousands)

	For the year ended December 31,		
	2022	2021	2020
Cash flows provided by operating activities:			
Net income	$ 265,232	$ 223,515	$ 18,377
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of discount/premium and payment-in-kind interest	(50,966)	(69,590)	(61,745)
Amortization of deferred financing costs	12,034	13,740	12,862
Equity-based compensation	18,252	17,633	16,815
Increase (decrease) in current expected credit loss allowance, net	(17,623)	(34,773)	125,600
Foreign currency (gain) loss	97,330	31,096	(182)
Unrealized (gain) loss on derivative instruments	(111,851)	(48,028)	11,895
Depreciation and amortization	704	2,645	—
Loss from unconsolidated joint venture	—	161	—
Realized (gain) loss and impairments on investments and real estate owned	(18,683)	21,317	47,632
Changes in operating assets and liabilities:			
Proceeds received from payment-in-kind interest	83,731	35,400	—
Other assets	(22,910)	1,628	(4,667)
Origination of subordinate loan, held for sale	—	(31,200)	—
Sale of subordinate loan, held for sale	—	31,200	—
Accounts payable, accrued expenses and other liabilities	12,500	4,464	(1,703)
Payable to related party	(45)	175	(832)
Net cash provided by operating activities	267,705	199,383	164,052
Cash flows used in investing activities:			
New funding of commercial mortgage loans	(3,027,742)	(2,780,887)	(463,940)
Add-on funding of commercial mortgage loans	(483,795)	(350,926)	(321,271)
Add-on funding of subordinate loans and other lending assets	(113,124)	(177,269)	(91,447)
Proceeds received from the repayment and sale of commercial mortgage loans	1,874,933	1,509,428	662,688
Proceeds received from the repayment of subordinate loans and other lending assets	279,336	303,831	5,563
Origination and exit fees received on commercial mortgage loans, and subordinate loans and other lending assets, net	46,874	42,750	6,847
Proceeds received from the sale of real estate owned, held for sale	—	42,356	—
Capital expenditures on real estate assets	(33,035)	(133)	—
Cash received from hotel title assumption	—	4,148	—
Increase in collateral related to derivative contracts, net	117,200	49,740	(14,160)
Net cash used in investing activities	(1,339,353)	(1,356,962)	(215,720)
Cash flows provided by financing activities:			
Payment of offering costs	—	(99)	—
Repurchase of common stock	—	—	(127,994)
Proceeds from secured debt arrangements	2,836,372	2,279,691	1,535,130
Repayments of secured debt arrangements	(1,453,921)	(1,510,236)	(1,242,317)
Repayments of senior secured term loan principal	(8,000)	(7,250)	(5,000)
Repayments of convertible notes	(345,000)	—	
Proceeds from issuance of senior secured term loan	—	297,000	—
Proceeds from issuance of senior secured notes	—	500,000	—
Proceeds from participations sold	—	—	33,965
Repayment of debt related to real estate owned	—	(143,073)	—
Proceeds related to financing on real estate owned	164,835	—	
Payment of deferred financing costs	(16,494)	(23,958)	(11,115)
Other financing activities	(6,972)	(4,278)	(6,494)
Dividends on common stock	(200,574)	(199,646)	(237,751)
Dividends on preferred stock	(12,272)	(12,964)	(13,540)
Net cash provided by (used in) financing activities	957,974	1,175,187	(75,116)

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries
Consolidated Statement of Cash Flows (Continued)
(in thousands)

	For the year ended December 31,		
	2022	2021	2020
Net increase (decrease) in cash and cash equivalents, including cash classified within assets related to real estate owned, held for sale	(113,674)	17,608	(126,784)
Less increase in cash classified within assets related to real estate owned, held for sale	(5,677)	—	
Net increase (decrease) in cash and cash equivalents	(119,351)	17,608	(126,784)
Cash and cash equivalents, beginning of period	343,106	325,498	452,282
Effects of foreign currency translation on cash and cash equivalents	(1,725)	—	—
Cash and cash equivalents, end of period	$ 222,030	$ 343,106	$ 325,498
Supplemental disclosure of cash flow information:			
Interest paid	$ 246,370	$ 137,671	$ 129,812
Supplemental disclosure of non-cash financing activities:			
Dividend declared, not yet paid	$ 53,711	$ 52,398	$ 52,768
Change in participation sold	$ (1,934)	$ 19,760	$ —
Change in loan proceeds held by servicer	$ (192)	$ 3,179	$ 5,649
Deferred financing costs, not yet paid	$ —	$ —	$ 2,596
Transfer of proceeds borrowed under secured credit facilities to Barclays Private Securitization	$ —	$ —	$ 782,006
Restructuring of subordinate loan to commercial mortgage loan	$ —	$ —	$ 68,500
Repayments of payment-in-kind on participation sold	$ —	$ (27,670)	$ —
Assumption of real estate	$ 270,035	$ 154,300	$ 9,905
Assumption of debt related to real estate owned	$ —	$ (110,073)	$ —
Assumption of other assets related to real estate owned	$ —	$ 1,555	$ —
Assumption of accounts payable and other liabilities related to real estate owned	$ —	$ (4,641)	$ —
Transfer of assets to assets related to real estate owned, held for sale	$ 155,542	$ —	$ —
Transfer of liabilities to liabilities related to real estate owned, held for sale	$ 7,156	$ —	$ —
Transfer of subordinate loans to real estate owned	$ —	$ (45,289)	$ —
Retirement of Series B Preferred Stock	$ —	$ (169,260)	$ —
Issuance of Series B-1 Preferred Stock	$ —	$ 169,260	$ —

Apollo Commercial Real Estate Finance, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1 – Organization

Apollo Commercial Real Estate Finance, Inc. (together with its consolidated subsidiaries, is referred to throughout this report as the "Company," "ARI," "we," "us" and "our") is a corporation that has elected to be taxed as a real estate investment trust ("REIT") for U.S. federal income tax purposes and primarily originates, acquires, invests in and manages performing commercial first mortgage loans, subordinate financings, and other commercial real estate related debt investments. These asset classes are referred to as our target assets.

We were formed in Maryland on June 29, 2009, commenced operations on September 29, 2009 and are externally managed and advised by ACREFI Management, LLC (the "Manager"), an indirect subsidiary of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo").

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2009. To maintain our tax qualification as a REIT, we are required to distribute at least 90% of our taxable income, excluding net capital gains, to stockholders and meet certain other asset, income, and ownership tests.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries. All intercompany amounts have been eliminated. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Our most significant estimates include loan loss allowances. Actual results could differ from those estimates.

We currently operate in one reporting segment.

Principles of Consolidation

We consolidate all entities that we control through either majority ownership or voting rights. In addition, we consolidate all VIEs of which we are considered the primary beneficiary. VIEs are defined as entities in which equity investors (i) do not have the characteristics of a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The entity that consolidates a VIE is known as its primary beneficiary and is generally the entity with (i) the power to direct the activities that most significantly affect the VIE's economic performance, and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

Consolidated Joint Venture

In the third quarter of 2022, we contributed an assemblage of properties in downtown Brooklyn, NY to a joint venture with WG Bowtie, LLC, a real estate developer. The entity was deemed to be a VIE of which we were deemed to be the primary beneficiary. Through our wholly-owned subsidiaries, we hold a 100% equity ownership interest in the joint venture and our partner is only entitled to profit upon achievement of certain returns under our joint venture agreement. See further discussion in Note 5 – Assets and Liabilities Related to Real Estate Owned."

Barclays Securitization

During the second quarter of 2020, we entered into a private securitization with Barclays Bank plc. We have determined that the issuer of this securitization, ACRE Debt 2 PLC, is a VIE of which we were deemed to be the primary beneficiary, because we have the power to direct the activities of the VIE, and therefore, we consolidated the operations of this entity in accordance with GAAP. The collateral assets of the securitization are included in commercial mortgage loans, net on our consolidated balance sheets. The liabilities of the securitization to the senior noteholders, excluding the notes held by us, are included in secured debt arrangements, net on our consolidated balance sheet. See further discussion in "Note 7 - Secured Debt Arrangements, Net."

Unconsolidated Joint Ventures

In September 2018, we entered a joint venture with Turner Consulting II, LLC ("Turner Consulting"), through an entity which owns the underlying property that secures our loan. Turner Consulting contributed 10% of the venture's equity and we contributed 90%. The entity was deemed to be a VIE and we determined that we are not the primary beneficiary of that VIE as we do not have the power to direct the entity's activities. See further discussion in "Note 4 – Commercial Mortgage, Subordinate Loans and Other Lending Assets, Net."

In October 2020, we entered a joint venture with CCOF Design Venture, LLC ("CCOF"), which owns the underlying properties that secured our first mortgage loan. The entity in which we own an interest, and which owns the underlying properties was deemed to be a VIE and we determined that we are not the primary beneficiary of that VIE as we do not have the power to direct the entities activities. In the fourth quarter of 2022, the underlying properties were sold to a third party and proceeds of the sale were distributed to the joint venture partners. The joint venture is expected to be dissolved in the first quarter of 2023.

Risks and Uncertainties

Although more normalized activities have resumed and there has been improved global economic activity due to global and domestic vaccination efforts, there are still various uncertainties around the impact COVID-19 and its variants will have on our business and the economy as a whole, including longer-term macroeconomic effects on supply chains, inflation and labor shortages. For example, in response to recent inflationary pressure, the U.S. Federal Reserve and other global central banks have raised interest rates in 2022 and have indicated likely further interest rate increases. We believe the estimates used in preparing our financial statements and related footnotes are reasonable and supportable based on the best information available to us as of December 31, 2022. The uncertainty over the ultimate impact of COVID-19 and its variants, supply chain disruptions and labor shortages, rising inflation and increases in interest rates on the global economy generally and our business in particular may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and, as a result, actual results may vary significantly from estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks and liquid investments with original maturities of 90 days or less. Substantially all of the Company's cash on deposit is in interest bearing accounts with major financial institutions and exceeds federally insured limits. As of both December 31, 2022 and 2021, we had no restricted cash on our consolidated balance sheets.

Classification of Investments and Valuations of Financial Instruments

Our investments consist primarily of commercial mortgage loans, subordinate loans, and other lending assets that are classified as held-to-maturity.

Classification of Loans

Loans held to maturity are stated at the principal amount outstanding, adjusted for deferred fees and current allowance for loan losses, if any, in accordance with GAAP.

Loans held for sale are classified as such if there is a reasonable expectation to sell them in the short-term following the reporting date. Loans classified as held for sale are stated at the lower of amortized cost or fair value, in accordance with GAAP. As of both December 31, 2022 and 2021, there were no loans classified as held for sale on our consolidated balance sheets.

Securities, held-to-maturity

GAAP requires that at the time of purchase, we designate investment securities as held-to-maturity or trading, depending on our investment strategy and ability to hold such securities to maturity. Held-to-maturity securities where we have not elected to apply the fair value option are stated at cost plus any premiums or discounts, which are amortized or accreted through the consolidated statements of operations using the effective interest method.

Current Expected Credit Losses ("CECL")

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13 "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"), which we refer to as the "CECL Standard." In accordance with the CECL Standard, we record allowances for our commercial mortgage loans and subordinate loans and other lending assets that are held-to-maturity. These allowances are deducted from the carrying amount of the assets to present the net carrying value of the amounts expected to be collected on the assets. As a practical expedient in accordance with the CECL Standard, we record loan specific allowances ("Specific CECL Allowance") for assets that are collateral dependent and where the borrower or sponsor is experiencing financial difficulty. For the remainder of the loan portfolio, we record a general allowance ("General CECL Allowance", and together with Specific CECL Allowance, "CECL Allowances") on a collective basis by assets with similar risk characteristics. We adopted the CECL Standard through a cumulative-effect adjustment to accumulated deficit on January 1, 2020. Subsequent changes to the CECL Allowance are recognized through net income on our consolidated statement of operations.

The CECL Standard requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the macroeconomic environment. The FASB recognizes the weighted average remaining maturity ("WARM") method as an acceptable approach for computing current expected credit losses. We utilize the WARM method to determine a General CECL Allowance for a majority of our portfolio. In the future, we may use other acceptable methods, such as a probability-of-default/loss-given-default method.

Specific CECL Allowance

Our loans are typically collateralized by commercial real estate. As a result, we regularly evaluate the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash flows from operations are sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and/or (iii) the property's liquidation value. We also evaluate the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, we consider the overall economic environment, real estate sector, and geographic sub-market in which the borrower operates. Such analyses are completed and reviewed by asset management and finance personnel, who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections, and (iii) current credit spreads and discussions with market participants.

For loans where we have deemed the borrower/sponsor to be experiencing financial difficulty, we have elected to apply a practical expedient in accordance with the CECL Standard. In accordance with the practical expedient approach, we determine the loan loss provision to be the difference between the fair value of the underlying collateral and the carrying value of the loan (prior to the loan loss allowance). When the repayment or satisfaction of a loan is dependent on a sale, rather than operations, of the collateral, the fair value is adjusted for the estimated cost to sell the collateral. The fair value of the underlying collateral is determined by using method(s) such as discounted cash flow, the market approach, or direct capitalization approach. The key unobservable inputs used to determine the fair value of the underlying collateral may vary depending on the information available to us and market conditions as of the valuation date. If we deem all or any portion of a loan balance uncollectible, that amount is written-off.

General CECL Allowance

In accordance with the WARM method, an annual historical loss rate is applied to the amortized cost of an asset or pool of assets over the remaining expected life. The WARM method requires consideration of the timing of expected future fundings of existing commitments and repayments over each asset's remaining life. An annual loss factor, adjusted for macroeconomic estimates, is applied over each subsequent period and aggregated to arrive at the General CECL Allowance.

In determining the General CECL Allowance, we considered various factors including (i) historical loss experience in the commercial real estate lending market, (ii) timing of expected repayments and satisfactions, (iii) expected future funding, (iv) capital subordinate to us when we are the senior lender, (v) capital senior to us when we are the subordinate lender, and (vi) our current and future view of the macroeconomic environment. The standard requires the use of significant judgment to arrive at an estimated credit loss. There is significant uncertainty related to future macroeconomic conditions as the result of COVID-19.

We derived an annual historical loss rate based on a CMBS database with historical losses from 1998 through the fourth quarter of 2022 provided by a third party, Trepp LLC. We applied various filters to arrive at a CMBS dataset most analogous to our current portfolio from which to determine an appropriate historical loss rate. The annual historical loss rate was further adjusted to reflect our expectations of the macroeconomic environment for a reasonable and supportable forecast period.

The General CECL Allowance on subordinate loans is calculated by incorporating both the loan balance of the position(s) of the structurally senior third-party lender(s) and the balance of our subordinate loan(s). The subordinate loans, by virtue of being the first loss position, are required to absorb losses prior to the senior position(s) being impacted, resulting in a higher percentage allowance attributable to the subordinate loan. The General CECL Allowance on unfunded loan commitments is time-weighted based on our expected commitment to fund such obligations. The General CECL Allowance on unfunded commitments is recorded as a liability on our consolidated balance sheets within accounts payable, accrued expenses and other liabilities. At adoption, the General CECL Allowance was $30.9 million and was recorded in our consolidated statement of changes in stockholders' equity.

Refer to "Note 4 - Commercial Mortgage, Subordinate Loans and Other Lending Assets, Net" for further information regarding CECL.

Assets and Liabilities Related to Real Estate Owned

In order to maximize recovery against a defaulted loan, we may assume legal title or physical possession of the underlying collateral through foreclosure or the execution of a deed in lieu of foreclosure. Foreclosed properties are classified as real estate owned and recognized at fair value on our consolidated balance sheets in accordance with the acquisition method under Accounting Standards Codification ("ASC") Topic 805, "Business Combinations." When determining the fair value of real estate assets and liabilities, we make certain assumptions including, but not limited to, consideration of projected operating cash flows, comparable selling prices and projected cash flows from the eventual disposition of the real estate asset based upon our estimate of a capitalization rate and discount rate.

Real estate assets and liabilities are evaluated for impairment on a quarterly basis. A real estate asset is considered impaired when the sum of estimated future undiscounted cash flows to be generated by the real estate asset over the estimated remaining holding period is less than the carrying value of such real estate asset. An impairment charge is recorded equal to the excess of the carrying value of the real estate asset over the fair value.

Real Estate Owned, Held for Investment

Real estate assets that are acquired for investment are assumed at their estimated fair value at acquisition and presented net of accumulated depreciation and impairments, if applicable. Upon acquisition, we allocate the value of acquired real estate assets based on the fair value of the acquired land, building, furniture, fixtures and equipment, and intangible assets, if applicable. Real estate assets are depreciated using the straight-line method over the assets' estimated useful lives of up to 40 years for buildings and up to 8 years for furniture, fixtures and equipment. Renovations and/or replacements that improve or extend the life of the real estate asset are capitalized and depreciated over their estimated useful lives. The cost of ordinary repairs and maintenance are expensed as incurred. For real estate projects under development, we capitalize costs incurred to prepare the property for its intended use in accordance with ASC Topic 970, "Real Estate — General." Such costs can include costs related to acquisition, construction, financing, development and real estate taxes.

Real Estate Owned, Held for Sale

Real estate owned is classified as held for sale in the period in which the six criteria under ASC Topic 360, "Property, Plant, and Equipment" are met: (1) we commit to a plan and have the authority to sell the asset; (2) the asset is available for sale in its current condition; (3) we have initiated an active marketing plan to locate a buyer for the asset; (4) the sale of the asset is both probable and expected to qualify for full sales recognition within a period of 12 months; (5) the asset is being actively marketed for sale at a price that is reflective of its current fair value; and (6) we do not anticipate changes to our plan to sell the asset. Real estate owned, held for sale is held at the lower of cost or fair market value. Once a real estate asset is classified as held for sale, depreciation expense is no longer recorded.

Deferred Financing Costs

Costs incurred in connection with financings are capitalized and amortized over the respective financing terms and are reflected on the accompanying consolidated statement of operations as a component of interest expense. At both December 31, 2022 and 2021, we had $27.7 million of capitalized financing costs, net of amortization, included as a direct deduction from the carrying amount of our debt.

Earnings per Share

GAAP requires the use of the two-class method of computing earnings per share for all periods presented for each class of common stock and participating security as if all earnings for the period had been distributed. Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to arrive at undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the security has the right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in net losses of the entity.

The remaining earnings are allocated to common stockholders and participating securities to the extent that each security shares in earnings as if all of the earnings for the period had been distributed. Each total is then divided by the applicable number of shares to arrive at basic earnings per share. For the diluted earnings, the denominator includes all outstanding shares of common stock and all potential shares of common stock assumed issued if they are dilutive. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of these potential shares of common stock.

The dilutive effect to earnings per share for the years ended December 31, 2022, 2021 and 2020 is determined using the "if converted" method whereby, if the conversion of the convertible notes would be dilutive, interest expense on the outstanding notes is added back to the diluted earnings numerator and all of the potentially dilutive shares are included in the diluted common shares outstanding denominator for the computation of diluted earnings per share.

Foreign Currency

From time to time we enter into transactions denominated in currencies other than USD. Foreign exchange gains and losses arising on such transactions are recorded as a gain or loss in our consolidated statement of operations. Assets and liabilities denominated in currencies other than USD are translated to USD at the exchange rate prevailing at the reporting date and income, expenses, gains, and losses are translated at the prevailing exchange rate on the dates that they were recorded.

Hedging Instruments and Hedging Activities

Consistent with maintaining our qualification as a REIT, in the normal course of business, we use a variety of derivative financial instruments to manage, or hedge, interest rate and foreign currency risk. Derivatives are used for hedging purposes rather than speculation. There is a gain or loss associated with forward points on our foreign currency hedges, which reflect the interest rate differentials, at the time of entering into the hedge, between the applicable local base rate of our foreign currency investments and the comparable rate in the U.S.

GAAP requires an entity to recognize all derivatives as either assets or liabilities on the balance sheets and to measure those instruments at fair value. To the extent the instrument qualifies for hedge accounting, the fair value adjustments will be recorded as a component of other comprehensive income in stockholders' equity until the hedged item is recognized in earnings. We have not designated any of our derivative instruments as hedges under GAAP and therefore, changes in the fair value of our derivatives are recorded directly in earnings.

We determine fair value of our derivative contracts using quotations from a third-party expert. The fair value is derived by comparing the contracted forward exchange rate to the current market exchange rate, as well as by using a discounted cash flow analysis on the expected cash flows of each derivative. If our hedging activities do not achieve the desired results, reported earnings may be adversely affected.

Income Taxes

We have elected to be taxed as a REIT under Sections 856-859 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income, excluding net capital gains and determined without regard to the dividends paid deduction, as a dividend to its stockholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its stockholders.

We have elected to treat certain consolidated subsidiaries and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform noncustomary services for tenants and are subject to U.S. federal and state income tax at regular corporate tax rates. Our major tax jurisdictions are U.S. federal, New York State and New York City and the statute of limitations is open for all jurisdictions for the years 2019 through 2022. We do not have any unrecognized tax benefits and do not expect a change in our position for unrecognized tax benefits in the next 12 months.

Investments in Unconsolidated Joint Ventures

Investments are accounted for under the equity method when (i) requirements for consolidation are not met, and (ii) we have significant influence over the operations of the investee. Equity method investments are initially recorded at cost and subsequently adjusted for our share of net income or loss and cash contributions and distributions each period. This adjustment is made at the end of each reporting period, generally on a one quarter lag, based on the best information available to us. Investments in unconsolidated joint ventures are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods and available information at the time the analyses are prepared. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy and rental rates of the underlying property and capital requirements that could differ materially from actual results.

Refer to Principals of Consolidation above for additional details related to two unconsolidated joint ventures concluded to be VIEs and assessed for consolidation.

Secured Debt Arrangements

Secured debt arrangements are accounted for as financing transactions, unless they meet the criteria for sale accounting.

Loans financed through a secured debt arrangement remain on our consolidated balance sheets as an asset and cash received from the purchaser is recorded on our consolidated balance sheets as a liability. Interest incurred in accordance with secured debt arrangements is recorded as interest expense.

Securitization/Sale and Financing Arrangements

We periodically sell our financial assets, such as commercial mortgage loans, subordinate loans and other lending assets. In connection with these transactions, we may retain or acquire senior or subordinated interests in the related assets. Gains and losses on such transactions are recognized using the guidance in ASC 860, "Transfers and Servicing", which is based on a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets that meets the criteria for treatment as a sale-legal isolation, ability of transferee to pledge or exchange the transferred assets without constraint, and transferred control an entity recognizes the financial assets it retains and any liabilities it has incurred, derecognizes the financial assets it has sold, and derecognizes liabilities when extinguished. We determine the gain or loss on sale of the assets by allocating the carrying value of the sold asset between the sold asset and the interests retained based on their relative fair values, as applicable. The gain or loss on sale is the difference between the cash proceeds from the sale and the amount allocated to the sold asset.

When a transfer does not meet the criteria of a sale under ASC 860, we account for such transfer as a secured borrowing on our consolidated balance sheets as both an asset and a non-recourse liability. The non-recourse liability is recorded under "Participations Sold" and the income earned is recorded as interest income and an identical amount is recorded as interest expense on our consolidated statements of operations.

Senior Secured Notes

We include our senior secured notes in our consolidated balance sheets as a liability, net of original issue discount and deferred financing costs. Discount or transaction expenses are deferred and amortized through the maturity. Interest paid in accordance with our senior secured notes is recorded in interest expense.

Senior Secured Term Loans

We include our senior secured term loans (the "Term Loans") in our consolidated balance sheets as a liability, net of original issue discount and deferred financing costs. Discount or transaction expenses are deferred and amortized through the maturity. Interest paid in accordance with our Term Loans is recorded in interest expense. Interest is net of our interest rate swap, which was terminated in May 2020 and our interest rate cap, which was entered into in June 2020.

Convertible Senior Notes

We include our convertible senior notes in our consolidated balance sheets as a liability, net of original issue discount. Discounts are deferred and amortized through the maturity of the notes. Interest paid in accordance with our convertible senior notes is recorded in interest expense.

Revenue Recognition

Interest income on our lending assets is accrued based on the actual coupon rate adjusted for accretion of any purchase discounts, the amortization of any purchase premiums and the accretion of any deferred fees, in accordance with GAAP. Loans that are significantly past due may be placed on non-accrual if we determine it is probable that we will not collect all payments which are contractually due. When a loan is placed on non-accrual, interest is only recorded as interest income when it's received. Under certain circumstances, we may apply cost recovery under which interest collected on a loan reduces its amortized cost. The cost recovery method will no longer apply if collection of all principal and interest is reasonably assured. A loan may be placed back on accrual status if we determine it is probable that we will collect all payments which are contractually due.

Operating revenue from real estate owned, held for sale that is a hotel property represents revenue associated with the operations of the hotel property. Revenue from the operation of the hotel property is recognized when guestrooms are occupied or services have been rendered. Revenues are recorded net of any discounts and sales and other taxes collected from customers. Revenues consist of room sales, food and beverage sales and other hotel revenues.

Gains or losses on the sale of real estate assets, including residential property, are recognized in accordance with ASC 610-20, "Gains and Losses from the Derecognition of Nonfinancial Assets". We use specific identification method to allocate costs.

Share-based Payments

We account for share-based compensation to our independent directors, to the Manager and to employees of the Manager and its affiliates using the fair value-based methodology prescribed by GAAP. Compensation cost related to restricted common stock issued is measured at its fair value at the grant date and amortized into expense over the vesting period on a straight-line basis.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06 "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity" ("ASU 2020-06"). The intention of ASU 2020-06 is to address the complexities in accounting for certain financial instruments with a debt and equity component. Under ASU 2020-06, the number of accounting models for convertible notes will be reduced and entities that issue convertible debt will be required to use the if-converted method for the computation of diluted "Earnings per share" under ASC 260. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 and may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. We adopted ASU 2020-06 through the modified retrospective method on January 1, 2022 through an adjustment to additional paid-in capital, retained earnings, and the carrying values our Convertible Notes. The net impact to stockholders' equity of adopting ASU 2020-06 was $3.4 million.

In March 2020, the FASB issued ASU 2020-04 "Reference Rate Reform (Topic 848) – Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). ASU 2020-04 provides optional expedients and exceptions for applying GAAP to debt instruments, derivatives, and other contracts that reference London Interbank Offered Rate ("LIBOR") or other reference rates expected to be discontinued as a result of reference rate reform. In December 2022, the FASB issued ASU 2022-06 "Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848" ("ASU 2022-06"), which defers the expiration of ASC 848 from December 31, 2022, to December 31, 2024. We have loan agreements, debt agreements, and an interest rate cap that incorporate LIBOR as a referenced interest rate. It is difficult to predict what effect, if any, the phase-out of LIBOR and the use of alternative benchmarks may have on our business or on the overall financial markets. During the fourth quarter of 2021, we have adopted optional expedients per ASU 2020-04 for certain of our commercial mortgage loans and debt agreements denominated in British Pound Sterling ("GBP") and Euro ("EUR") with contracts that reference GBP LIBOR and EUR LIBOR, respectively. As prescribed by the optional expedients within ASU 2020-04, we have accounted for applicable modified contracts that incorporate alternative benchmarks as if they are not substantially different. We will continue to evaluate the possible adoption of any such expedients or exceptions for certain of our commercial mortgage loans and debt agreements denominated in USD.

In March 2022, the FASB issued ASU 2022-02 "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02"). The intention of ASU 2022-02 is to simplify the guidance surrounding loan modifications and restructurings and to eliminate the accounting guidance related to troubled debt restructurings ("TDR"). The new guidance deviates from TDR guidance as disclosures are now based on whether a modification or restructuring with a borrower experiencing financial difficulty results in principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension as opposed to simply a concession. The new guidance requires disclosure by class of financing receivables, of the types of modifications, the financial effects of those modifications and the performance of those modified receivables in the trailing twelve months after modification. Accounting for credit losses under ASC 326 "Financial Instruments—Credit Losses", is also updated to allow entities to use any acceptable method to determine credit losses as a result of modification or restructuring with a borrower experiencing financial difficulty. ASU 2022-02 also requires disclosure of gross write-offs recorded in the current period, on a year-to-date basis, by year of origination in the vintage disclosures. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022. Entities are able to early adopt these amendments, including adoption in an interim period, and have the ability to early adopt the TDR enhancements separately from the vintage disclosures. If an entity adopts the amendments in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. During the third quarter of 2022, we have early adopted the TDR enhancements and new vintage disclosure requirements under of ASU 2022-02. Refer to "Note 4 -Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net."

Note 3 – Fair Value Disclosure

GAAP establishes a hierarchy of valuation techniques based on the observability of the inputs utilized in measuring financial instruments at fair value. Market-based or observable inputs are the preferred source of values, followed by valuation models using management's assumptions in the absence of market-based or observable inputs. The three levels of the hierarchy as noted in ASC 820, "Fair Value Measurements and Disclosures" are described below:

Level I — Quoted prices in active markets for identical assets or liabilities.

Level II — Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk and others.

Level III — Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used.

While we anticipate that our valuation methods are appropriate and consistent with valuation methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We use inputs that are current as of the measurement date, which may include periods of market dislocation, during which price transparency may be reduced.

The fair values of foreign exchange ("Fx") forwards are determined by comparing the contracted forward exchange rate to the current market exchange rate. The current market exchange rates are determined by using market spot rates, forward rates and interest rate curves for the underlying countries. Our Fx forwards are classified as Level II in the fair value hierarchy.

The fair value of our interest rate cap is determined by using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rose above the strike rate of the interest rate cap. The variable interest rates used in the calculation of projected receipts on the interest rate cap are based on a third-party expert's expectation of future interest rates derived from observable market interest rate curves and volatilities. Our interest rate cap is classified as Level II in the fair value hierarchy.

The following table summarizes the levels in the fair value hierarchy into which our assets and liabilities with recurring fair value measurements were categorized as of December 31, 2022 and December 31, 2021 ($ in thousands):

| | Fair Value as of December 31, 2022 | | | | Fair Value as of December 31, 2021 | | | |
	Level I	Level II	Level III	Total	Level I	Level II	Level III	Total
Recurring fair value measurements:								
Foreign currency forward, net	$ —	$ 119,499	$ —	$ 119,499	$ —	$ 15,340	$ —	$ 15,340
Interest rate cap asset	—	9,141	—	9,141	—	1,448	—	1,448
Total financial instruments	$ —	$ 128,640	$ —	$ 128,640	$ —	$ 16,788	$ —	$ 16,788

Non-recurring Fair Value Measurements

We are required to record real estate owned, a nonfinancial asset, at fair value on a non-recurring basis in accordance with GAAP. The fair value of real estate owned is determined by using the market approach, which utilizes the fair value of similar assets and liabilities in the market place, as well as, when necessary, the use of third-party valuation experts. We deem the inputs used in our approach to be significant unobservable inputs. As such the fair value of real estate owned falls within Level III of the fair value hierarchy.

On August 3, 2022, we acquired legal title of a multifamily development property through a deed-in-lieu of foreclosure. We determined the fair value of the real estate assumed to be $270.1 million, based on the market value of the land at the time acquisition. No impairments have been recorded as of December 31, 2022.

On May 24, 2021, we acquired legal title to a full-service luxury hotel through a deed-in-lieu of foreclosure, which is classified as real estate owned on our consolidated balance sheets. We assumed the hotel's assets and liabilities, including a $110.0 million mortgage loan. We repaid the mortgage loan at par and now hold the property unlevered.

At the time of acquisition, we determined the fair value of the real estate assets to be $154.3 million. No impairments have been recorded as of December 31, 2022 or December 31, 2021.

Refer to "Note 5 – Assets and Liabilities Related to Real Estate Owned" for additional discussions.

Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net

Our loan portfolio was comprised of the following at December 31, 2022 and December 31, 2021 ($ in thousands):

Loan Type	December 31, 2022	December 31, 2021
Commercial mortgage loans, net[1]	$ 8,121,109	$ 7,012,312

Subordinate loans and other lending assets, net				560,881			844,948
Carrying value, net	$			8,681,990	$		7,857,260

_____

(1) Includes $138.3 million and $97.8 million in 2022 and 2021, respectively, of contiguous financing structured as subordinate loans.

Our loan portfolio consisted of 98% floating rate loans, based on amortized cost, as of each of December 31, 2022 and December 31, 2021.

Activity relating to our loan portfolio for the year ended December 31, 2022 was as follows ($ in thousands):

		Principal Balance		Deferred Fees/Other Items [1]		Specific CECL Allowance		Carrying Value, Net[2]
December 31, 2021	$	8,072,377	$	(36,529)	$	(145,000)	$	7,890,848
New funding of loans		3,027,742		—		—		3,027,742
Add-on loan fundings[3]		596,919		—		—		596,919
Loan repayments and sales		(2,214,621)		—		—		(2,214,621)
(Loss) gain on foreign currency translation		(360,818)		4,382		—		(356,436)
Decrease in Specific CECL Allowance, net		—		—		11,500		11,500
Realized (loss) on investment		(22,147)		(2,747)		—		(24,894)
Transfer to real estate owned		(225,036)		(1,423)		—		(226,459)
Deferred fees and other items		—		(46,874)		—		(46,874)
Payment-in-kind interest and amortization of fees		18,351		32,138		—		50,489
December 31, 2022	$	8,892,767	$	(51,053)	$	(133,500)	$	8,708,214
General CECL Allowance[4]								(26,224)
Carrying value, net							$	8,681,990

_____

(1) Other items primarily consist of purchase discounts or premiums, cost recovery interest, exit fees, deferred origination expenses, and the activity of unconsolidated joint ventures.
(2) December 31, 2021 carrying value excludes General CECL Allowance of $33.6 million.
(3) Represents fundings committed prior to 2022.
(4) $4.3 million of the General CECL Allowance is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheet.

The following table details overall statistics for our loan portfolio at the dates indicated ($ in thousands):

		December 31, 2022		December 31, 2021
Number of loans		61		67
Principal balance	$	8,892,767	$	8,072,377
Carrying value, net	$	8,681,990	$	7,857,260
Unfunded loan commitments[1]	$	1,041,654	$	1,357,122
Weighted-average cash coupon[2]		7.2 %		4.5 %
Weighted-average remaining fully-extended term[3]		2.8 years		2.9 years
Weighted-average expected term[4]		1.7 years		2.3 years

_____

(1) Unfunded loan commitments are funded to finance construction costs, tenant improvements, leasing commissions, or carrying costs. These future commitments are funded over the term of each loan, subject in certain cases to an expiration date.
(2) For floating rate loans, based on applicable benchmark rates as of the specified dates. For loans placed on non-accrual the interest rate used in calculating weighted-average cash coupon is 0%.
(3) Assumes all extension options are exercised.
(4) Expected term represents our estimated timing of repayments as of the specified dates. Excludes risk-rated 5 loans.

Property Type

The table below details the property type of the properties securing the loans in our portfolio at the dates indicated ($ in thousands):

Property Type		December 31, 2022			December 31, 2021	
		Carrying Value	% of Portfolio[1]		Carrying Value	% of Portfolio[1]
Hotel	$	2,117,079	24.3 %	$	1,875,439	23.8 %
Office		1,671,006	19.2		1,700,779	21.6
Residential		1,537,541	17.7		1,434,186	18.2
Retail		1,364,752	15.7		1,126,332	14.3
Healthcare		575,144	6.6		316,321	4.0
Mixed Use		559,809	6.4		269,839	3.4
Industrial		296,860	3.4		377,068	4.8
Other[2]		586,023	6.7		790,884	9.9
Total	$	8,708,214	100.0 %	$	7,890,848	100.0 %
General CECL Allowance[3]		(26,224)			(33,588)	
Carrying value, net	$	8,681,990		$	7,857,260	

(1)   Percentage of portfolio calculations are made prior to consideration of General CECL Allowance.
(2)   Other property types include parking garages (3.1%), caravan parks (2.3%) and urban predevelopment (1.3%) in 2022, and parking garages (3.3%), caravan parks (2.8%), multifamily development (2.2%), and urban predevelopment (1.6%) in 2021.
(3) $4.3 million and $3.1 million of the General CECL Allowance for 2022 and 2021, respectively, is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

Geography

The table below details the geographic distribution of the properties securing the loans in our portfolio at the dates indicated ($ in thousands):

Geographic Location		December 31, 2022			December 31, 2021	
		Carrying Value	% of Portfolio[1]		Carrying Value	% of Portfolio[1]
United Kingdom	$	2,470,532	28.4 %	$	2,297,286	29.1 %
New York City		2,049,493	23.5		2,000,661	25.4
Other Europe[2]		1,542,462	17.7		1,295,870	16.4
Southeast		642,542	7.4		708,920	9.0
Midwest		592,756	6.8		689,274	8.7
West		584,247	6.7		356,097	4.5
Other[3]		826,182	9.5		542,740	6.9
Total	$	8,708,214	100.0 %	$	7,890,848	100.0 %
General CECL Allowance[4]		(26,224)			(33,588)	
Carrying value, net	$	8,681,990		$	7,857,260	

(1)   Percentage of portfolio calculations are made prior to consideration of General CECL Allowance.
(2)   Other Europe includes Italy (5.4%), Germany (4.9%), Spain (3.8%), Sweden (2.8%) and Ireland (0.7%) in 2022 and Germany (6.1%), Sweden (3.6%), Spain (3.3%), Italy (2.6%), and Ireland (0.8%) in 2021.
(3)   Other includes Northeast (5.5%), Southwest (2.3%), Mid-Atlantic (1.4%) and Other (0.3%) in 2022 and Southwest (3.5%), Mid-Atlantic (1.6%), Northeast (1.5%), and Other (0.3%) in 2021.
(4) $4.3 million and $3.1 million of the General CECL Allowance for 2022 and 2021, respectively, is excluded from this table because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

Risk Rating

We assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, loan to value ("LTV") ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plan, and project sponsorship. This review is performed quarterly. Based on a 5-point scale, our loans are rated "1" through "5," from less risk to greater risk, which ratings are defined as follows:

1. Very low risk

2. Low risk

3. Moderate/average risk

4. High risk/potential for loss: a loan that has a risk of realizing a principal loss

5. Impaired/loss likely: a loan that has a high risk of realizing principal loss, has incurred principal loss, or an impairment has been recorded

The following tables present the carrying value of our loan portfolio by year of origination and internal risk rating and gross write-offs by year of origination as of December 31, 2022 and December 31, 2021, respectively ($ in thousands):

December 31, 2022

| Risk Rating | Number of Loans | Total | % of Portfolio | Amortized Cost by Year Originated | | | | | |
				2022	2021	2020	2019	2018	Prior
1	—	$ —	— %	$ —	$ —	$ —	$ —	$ —	$ —
2	2	65,943	0.8 %	—	—	—	—	—	65,943
3	54	8,401,925	96.5 %	2,575,455	2,462,499	687,329	1,637,050	479,769	559,823
4	2	27,451	0.3 %	—	—	—	—	19,951	7,500
5	3	212,895	2.4 %	—	—	—	—	—	212,895
Total	61	$8,708,214	100.0 %	$2,575,455	$2,462,499	$ 687,329	$1,637,050	$ 499,720	$ 846,161
General CECL Allowance[1]		(26,224)							
Total carrying value, net		$8,681,990							
Weighted Average Risk Rating			3.0						
Gross write-offs		$ 7,000		$ —	$ —	$ —	$ —	$ —	$ 7,000

December 31, 2021

| Risk Rating | Number of Loans | Total | % of Portfolio | Amortized Cost by Year Originated | | | | | |
				2021	2020	2019	2018	2017	Prior
1	—	$ —	— %	$ —	$ —	$ —	$ —	$ —	$ —
2	1	32,000	0.4 %	—	—	—	—	—	32,000
3	62	7,372,081	93.5 %	2,622,248	644,404	2,307,948	828,270	389,264	579,947
4	1	81,980	1.0 %	—	—	—	—	81,980	—
5	3	404,787	5.1 %	—	—	—	—	177,483	227,304
Total	67	$7,890,848	100.0 %	$2,622,248	$ 644,404	$2,307,948	$828,270	$ 648,727	$ 839,251
General CECL Allowance[1]		(33,588)							
Total carrying value, net		$7,857,260							
Weighted Average Risk Rating			3.1						
Gross write-offs		$ —		$ —	$ —	$ —	$ —	$ —	$ —

(1) $4.3 million and $3.1 million of the General CECL Allowance for 2022 and 2021, respectively, is excluded from the tables above because it relates to unfunded commitments and has been recorded as a liability under accounts payable, accrued expenses and other liabilities in our consolidated balance sheets.

CECL

In accordance with ASU 2016-13 "Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments", which we refer to as the "CECL Standard", we record allowances for loans and held-to-maturity debt securities that are deducted from the carrying amount of the assets to present the net carrying value of the amounts expected to be collected on the assets. We record loan specific allowances as a practical expedient under the CECL Standard ("Specific

CECL Allowance"), which we apply to assets that are collateral dependent and where the borrower or sponsor is experiencing financial difficulty. For the remainder of the portfolio, we record a general allowance ("General CECL Allowance", and together with the Specific CECL Allowance, "CECL Allowances"), in accordance with the CECL Standard on a collective basis by assets with similar risk characteristics. We have elected to use the weighted average remaining maturity ("WARM") method in determining a General CECL Allowance for a majority of our portfolio. In the future, we may use other acceptable methods, such as a probability-of-default/loss-given-default method.

The following schedule illustrates changes in CECL Allowances for the year ended December 31, 2022 and 2021, respectively ($ in thousands):

	Specific CECL Allowance[1]	General CECL Allowance			Total CECL Allowance	CECL Allowance as % of Amortized Cost[1]	
		Funded	Unfunded	Total		General	Total
December 31, 2021	$ 145,000	$ 33,588	$ 3,106	$ 36,694	$ 181,694	0.49 %	2.26 %
Changes:							
Allowances (Reversals)	13,396	(7,364)	1,241	(6,123)	$ 7,273		
Write-offs	(24,896)	—	—	—	(24,896)		
December 31, 2022	$ 133,500	$ 26,224	$ 4,347	$ 30,571	$ 164,071	0.36 %	1.86 %

(1)   Loans evaluated for Specific CECL Allowance are excluded from General CECL Allowance pool

	Specific CECL Allowance[1]	General CECL Allowance			Total CECL Allowance	CECL Allowance as % of Amortized Cost[1]	
		Funded	Unfunded	Total		General	Total
December 31, 2020	$ 175,000	$ 38,102	$ 3,365	$ 41,467	$ 216,467	0.67 %	3.23 %
Changes:							
Reversals	(20,000)	(4,514)	(259)	(4,773)	(24,773)		
Write-offs	(10,000)	—	—	—	(10,000)		
December 31, 2021	$ 145,000	$ 33,588	$ 3,106	$ 36,694	$ 181,694	0.49 %	2.26 %

(1)   Loans evaluated for Specific CECL Allowance are excluded from General CECL Allowance pool

For information on General and Specific CECL allowance changes during the years ended December 31, 2022 and 2021, see below.

General CECL Allowance

In determining the General CECL Allowance using the WARM method, an annual historical loss rate, adjusted for macroeconomic estimates, is applied to the amortized cost of an asset, or pool of assets, over each subsequent period for the assets' remaining expected life. We considered various factors including (i) historical loss experience in the commercial real estate lending market, (ii) timing of expected repayments and satisfactions, (iii) expected future funding, (iv) capital subordinate to us when we are the senior lender, (v) capital senior to us when we are the subordinate lender, and (vi) our current and future view of the macroeconomic environment for a reasonable and supportable forecast period. The CECL Standard requires the use of significant judgment to arrive at an estimated credit loss. There is significant uncertainty related to future macroeconomic conditions as the result of COVID-19, including inflation, labor shortages and interest rates.

We derived an annual historical loss rate based on a commercial mortgage-backed securities ("CMBS") database with historical losses from 1998 through the fourth quarter of 2022 provided by a third party, Trepp LLC. We applied various filters to arrive at a CMBS dataset most analogous to our current portfolio from which to determine an appropriate historical loss rate. The annual historical loss rate was further adjusted to reflect our expectations of the macroeconomic environment for a reasonable and supportable forecast period. The shortened four quarter forecast period was adopted at the onset of COVID-19 pandemic in response to heightened macroeconomic uncertainty brought by the pandemic. With the pandemic gradually subduing in response to global and domestic vaccination efforts and other public safety measures, we are reverting to a longer forecast period of six quarters effective December 31, 2022. In assessing the macroeconomic environment, we consider macroeconomic factors, including unemployment rate, commercial real estate prices, and market liquidity. We compared the historical data for each metric to historical commercial real estate losses in order to determine the correlation of the data. We used projections, obtained from third-party service providers, of each factor to approximate the impact the macroeconomic outlook may have on our loss rate.

The General CECL Allowance on subordinate loans is calculated by incorporating both the loan balance of the position(s) of the structurally senior third-party lender(s) and the balance of our subordinate loan(s). The subordinate loans, by virtue of being the first loss position, are required to absorb losses prior to the senior position(s) being impacted, resulting in a higher percentage allowance attributable to the subordinate loan. The General CECL Allowance on unfunded loan commitments is time-weighted based on our expected commitment to fund such obligations. The General CECL Allowance on unfunded commitments is recorded as a liability on our consolidated balance sheets within accounts payable, accrued expenses and other liabilities.

We have made an accounting policy election to exclude accrued interest receivable ($65.4 million and $41.2 million as of December 31, 2022 and 2021, respectively), included in other assets on our consolidated balance sheets, from the amortized cost basis of the related commercial mortgage loans and subordinate loans and other lending assets in determining the General CECL Allowance, as any uncollectible accrued interest receivable is written off in a timely manner.

Although our secured debt obligations and senior secured term loan financing have a minimum tangible net worth maintenance covenant, the General CECL Allowance has no impact on these covenants as we are permitted to add back the General CECL Allowance for the computation of tangible net worth as defined in the respective agreements.

The following schedule sets forth our General CECL Allowance as of December 31, 2022 and December 31, 2021 ($ in thousands):

	December 31, 2022	December 31, 2021
Commercial mortgage loans, net	$ 22,848	$ 22,554
Subordinate loans and other lending assets, net	3,376	11,034
Unfunded commitments[1]	4,347	3,106
Total General CECL Allowance	$ 30,571	$ 36,694

_____

(1) The General CECL Allowance on unfunded commitments is recorded as a liability on our consolidated balance sheets within accounts payable, accrued expenses and other liabilities.

Our General CECL allowance decreased by $6.1 million during the year ended December 31, 2022. The decrease was primarily related to portfolio seasoning and changes in expected loan repayment dates. The decrease was partially offset by a more adverse macroeconomic outlook.

Our General CECL Allowance decreased by $4.8 million during the year ended December 31, 2021. The decrease was primarily related to portfolio seasoning and improved macroeconomic outlook, which was partially offset by new loan originations.

Specific CECL Allowance

For collateral-dependent loans where we have deemed the borrower/sponsor to be experiencing financial difficulty, we have elected to apply a practical expedient in accordance with the CECL Standard in which the fair value of the underlying collateral is compared to the amortized cost of the loan in determining a Specific CECL Allowance. The Specific CECL Allowance is determined as the difference between the fair value of the underlying collateral and the carrying value of the loan (prior to the Specific CECL Allowance). When the repayment or satisfaction of a loan is dependent on a sale, rather than operations, of the collateral, the fair value is adjusted for the estimated cost to sell the collateral. Collateral-dependent loans evaluated for a Specific CECL Allowance are removed from the General CECL pool. The fair value of the underlying collateral is determined by using method(s) such as discounted cash flow, the market approach, or direct capitalization approach. The key unobservable inputs used to determine the fair value of the underlying collateral may vary depending on the information available to us and market conditions as of the valuation date.

We regularly evaluate the extent and impact of any credit migration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. The Specific CECL Allowance is evaluated on a quarterly basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess (i) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan and/or (iii) the liquidation value of the underlying collateral. We also evaluate the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, we consider the overall economic environment, real estate sector and geographic sub-market in which the borrower operates. Such impairment analysis is completed and reviewed by asset management and finance personnel who utilize various data sources, including (i) periodic financial data such as debt service coverage ratio, property occupancy, tenant profile, rental rates, operating expenses, the borrower's exit plan, and capitalization and discount rates, (ii) site inspections and (iii) current credit spreads and discussions with market participants.

The following table summarizes our risk rated 5 loans as of December 31, 2022, which were analyzed for Specific CECL Allowances ($ in thousands):

Type	Property type	Location	Amortized cost prior to Specific CECL Allowance	Specific CECL Allowance	Amortized cost	Interest recognition status/ as of date	Risk rating
Mortgage							
	Retail[1][2]	Cincinnati, OH	$166,583	$67,000	$99,583	Non-Accrual/ 10/1/2019	5
	Hotel[3]	Atlanta, GA	97,832	—	97,832	Non-Accrual/ 5/1/2022	5
Mortgage total:			$264,415	$67,000	$197,415		
Mezzanine							
	Residential[4]	Manhattan, NY	$81,980	$66,500	$15,480	Non-Accrual/ 7/1/2021	5
Mezzanine total:			$81,980	$66,500	$15,480		
Total:			$346,395	$133,500	$212,895		

(1) The fair value of retail collateral was determined by applying a capitalization rate of 8.5%.

(2) In September 2018, we entered a joint venture with Turner Consulting II, LLC ("Turner Consulting"), through an entity which owns the underlying property that secures our loan. Turner Consulting contributed 10% of the venture's equity and we contributed 90%. The entity was deemed to be a VIE and we determined that we are not the primary beneficiary of that VIE as we do not have the power to direct the entity's activities. During the years ended December 31, 2022 and 2021, $1.8 million and $1.4 million, respectively of interest paid was applied towards reducing the carrying value of the loan. The related profit and loss from the joint venture was immaterial for the years ended December 31, 2022 and 2021.

(3) The fair value of the hotel collateral was determined by applying a capitalization rate of 9.3% and a discount rate of 11.3%. During the year ended December 31, 2022, $1.4 million of interest paid was applied towards reducing the carrying value of the loan. During the three months ended December 31, 2022, we wrote off the previously recorded Specific CECL Allowance and reduced the principal balance of the loan by $7.0 million, which was recorded as a realized loss within realized gain (loss) on investments in our December 31, 2022 consolidated statement of operations.

(4) The fair value of the residential collateral was determined by making certain projections and assumptions with respect to future performance and a discount rate of 10%.

We cease accruing interest on loans if we deem the interest to be uncollectible with any previously accrued uncollected interest on the loan charged to interest income in the same period. The amortized cost basis for loans on non-accrual was $468.0 million and $639.6 million as of December 31, 2022 and December 31, 2021, respectively. Under certain circumstances, we may apply the cost recovery method under which interest collected on a loan reduces the loan's amortized cost. For the years ended December 31, 2022 and 2021, we received $3.2 million and $1.4 million, respectively, in interest that reduced amortized cost under the cost recovery method.

As of December 31, 2022 and 2021, the amortized cost basis for loans with accrued interest past due 90 or more days was $581.3 million and $757.6 million, respectively. As of December 31, 2022, there were no loans with accrued interest between 30 and 89 days past due. As of December 31, 2021, the amortized cost basis for loans with accrued interest between 30 and 89 days past due was $19.0 million.

During the third quarter of 2022, we refinanced our three mezzanine loans, and originated a commercial mortgage loan as part of an overall recapitalization. All of the loans are secured by an ultra-luxury residential property in Manhattan, NY. These loans have an aggregate amortized cost at December 31, 2022 of $736.3 million (inclusive of $82.5 million of payment- in-kind interest). As of December 31, 2022, these loans include (i) a $274.1 million commercial mortgage loan ("Senior Loan"), (ii) a $191.6 million senior mezzanine loan ("Senior Mezzanine Loan"), (iii) a $255.1 million junior mezzanine loan ("Junior Mezzanine A Loan"), and (iv) a $15.5 million junior mezzanine loan (net of a $66.5 million Specific CECL Allowance) ("Junior Mezzanine B Loan" together with the Junior Mezzanine A Loan collectively referred to as "Junior Mezzanine Loan").

In refinancing the Senior Mezzanine Loan and Junior Mezzanine Loan, we modified the loan terms with the borrower by modifying the interest rates from LIBOR+15.7% to SOFR+9.0% on the Senior Mezzanine Loan, from LIBOR+22.5% to SOFR+15.0% on the Junior Mezzanine A Loan, and from LIBOR+17.5% to SOFR+15.0% on the Junior Mezzanine B Loan. We also extended the term on all three loans from July 2022 to September 2024. Based on our analysis under ASC 310-20 "Receivables – Nonrefundable Fees and Other Costs" ("ASC 310-20"), we have deemed this refinance to be a continuation of our existing loans. We opted to cease accruing interest on the Junior Mezzanine A Loan and Junior Mezzanine B Loan as of July 1, 2021 based on a waterfall sharing arrangement with a subordinate capital provider. We will continue to not accrue interest on the Junior Mezzanine Loan following this refinancing.

In accordance with ASC 326 and adoption of ASU 2022-02, we have classified the refinancing of the Senior Mezzanine Loan and Junior Mezzanine Loan as an interest rate reduction and term extension. The aggregate amortized cost of the Senior Mezzanine Loan and Junior Mezzanine Loan as of December 31, 2022 totaled $462.2 million, or 5.3% of our aggregate commercial mortgage loans and subordinate loans and other lending assets by amortized cost. As of March 31, 2022, sales velocity on the underlying property lagged behind the borrower's business plan and management's expectations. Based on this information as of March 31, 2022, we deemed the borrower to be experiencing financial difficulty and accordingly changed the risk rating to a 5 and recorded $30.0 million of Specific CECL Allowance on the Junior Mezzanine B Loan. During the quarter ended December 31, 2022, we recorded an additional $36.5 million Specific CECL Allowance on the Junior Mezzanine B Loan, bringing the total loan Specific CECL Allowance to $66.5 million, due to slower sales pace across the ultra-luxury residential segment at the end of 2022 in response to broader market uncertainty. The modified loan terms as discussed above have been reflected in our calculation of CECL for the quarter ended December 31, 2022. Refer to "CECL" section above for additional information regarding our calculation of CECL allowance. As of December 31, 2022, our amortized cost basis in this loan was $15.5 million, and its risk rating remained as a 5.

In March 2017, we originated a first mortgage secured by a hotel in Atlanta, GA. As of May 1, 2022, due to slower than expected recovery from the COVID-19 pandemic, we deemed the borrower to be experiencing financial difficulty and ceased accruing interest. During the second quarter of 2022, we recorded a $7.0 million Specific CECL Allowance. Additionally, during 2022, we modified the loan to provide two short term extensions to the borrower.

During the fourth quarter of 2022, the loan went into maturity default. We are in discussions with the sponsor regarding consensual foreclosure, and expect to reach an agreement in the first quarter of 2023. In anticipation of the upcoming foreclosure, we wrote off the previously recorded Specific CECL Allowance, and recorded a $7.0 million realized loss on the loan within realized gain (loss) on investments in the consolidated statement of operations. As of December 31, 2022, the loan had a principal balance of $98.2 million and amortized cost of $97.8 million. As of December 31, 2022 the loan has a risk rating of 5.

As of December 31, 2022, there were $9.5 million of unfunded commitments related to borrowers experiencing financial difficulty for the entire loan portfolio.

In October 2020, we entered a joint venture with CCOF Design Venture, LLC, which owns the underlying properties that secured our first mortgage loan. The entity in which we own an interest, and which owns the underlying properties, was deemed to be a VIE and we determined that we are not the primary beneficiary of that VIE as we do not have the power to direct the entity's activities. The related profit and loss from the joint venture was immaterial for the years ended December 31, 2022, 2021 and 2020. During the third quarter of 2022, $53.0 million of the previously recorded $68.0 million Specific CECL Allowance was reversed based on the fair value of the property prior to the sale. During the fourth quarter of 2022, we recorded an additional Specific CECL Allowance of $2.9 million, based on higher estimated costs to sell. Shortly thereafter in the fourth quarter of 2022, we sold the property and recognized a realized loss on investment of $17.9 million in the consolidated statement of operations, which represented a write-off of the $17.9 million previously recorded Specific CECL Allowance. In conjunction with the sale of the underlying property, we provided $133.0 million ($119.0 million funded at close) of seller financing in the form of a floating-rate first mortgage.

In 2018, we originated a $38.5 million commercial mortgage loan secured by a hotel in Pittsburgh, Pennsylvania. During the fourth quarter of 2020, the loan was recapitalized with the minority equity holder in the property. In connection with this recapitalization, the sponsor committed to contribute $11.4 million in new equity and we received approximately $5.9 million of principal that paid down the existing loan. We wrote down our principal by $11.0 million which was recorded as a realized loss within realized gain (loss) on investments in our December 31, 2020 consolidated statement of operations. The realized loss included a $9.5 million write-off of previously recorded Specific CECL Allowance. As of December 31, 2022 and 2021, the recapitalized loan had a principal balance of $27.1 million and $25.7 million, respectively and amortized cost of $27.0 million and $25.6 million, respectively. As of December 31, 2022 and 2021, the loan has a risk rating of 3.

In 2015, we originated a $157.8 million loan secured by a hotel in New York City. During the second quarter of 2020, the loan was restructured. In connection with this restructuring, the borrower committed to contribute additional equity of $15.0 million and concurrently we wrote down our principal on this loan by $15.0 million, which had been previously recorded as a Specific CECL Allowance. We recorded a $15.0 million realized loss within realized gain (loss) on investments in our December 31, 2020 consolidated statement of operations. As of December 31, 2022 and 2021, the loan had a principal balance of $142.8 million and an amortized cost of $145.9 million and $145.3 million, respectively. Additionally, as of both December 31, 2022 and 2021, the loan has a risk rating of 3 and is on accrual status.

Other Loan and Lending Assets Activity

We recognized payment-in-kind interest of $10.0 million, $47.7 million, and $46.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We recognized $3.8 million, $1.5 million, and $0.2 million in pre-payment penalties and accelerated fees for the years ended December 31, 2022, 2021 and 2020.

We recognized $3.7 million of shared appreciation fees for the year ended December 31, 2021 related to a first mortgage loan secured by a portfolio of residential-for-rent assets located in the United States, which is recorded in other income in the consolidated statement of operations.

As of December 31, 2022 and 2021, our portfolio included other lending assets, which are subordinate risk retention interests in securitization vehicles. The underlying mortgages related to our subordinate risk retention interests are secured by a portfolio of properties located throughout the United States. Our maximum exposure to loss from the subordinate risk retention interests is limited to the book value of such interests. The book value as of December 31, 2022 was $51.1 million, consisting of one interest with a weighted average maturity of 1.4 years and the book value as of December 31, 2021 was $64.6 million consisting of two interests with a weighted average maturity of 4.5 years. We are not obligated to provide, and do not intend to provide financial support to these subordinate risk retention interests. These interests are accounted for as held-to-maturity and recorded at carrying value on our consolidated balance sheets.

In November 2020, the borrower under a £309.2 million commercial mortgage loan ($422.7 million assuming conversion into U.S. Dollars ("USD")), of which we owned £247.5 million ($338.4 million assuming conversion into USD), secured by an urban retail property located in London, United Kingdom, entered into administration triggering an event of default. In accordance with the loan agreement, we were entitled to collect default interest in addition to the contractual interest we had been earning. During the first quarter of 2022, our commercial mortgage loan was fully satisfied and all accrued contractual and default interest was collected.

During the third quarter of 2022 one of our commercial mortgage loans collateralized by an office building located in London, United Kingdom was not repaid upon its contractual maturity, triggering an event of default. To provide the borrower with additional time to refinance the loan, we agreed to a conditional waiver of the event of default and modified the terms of the loan agreement to include (i) a short-term extension and (ii) default interest of 2.0%, which we commenced accruing in addition to our contractual rate. At December 31, 2022, the loan had an amortized cost basis of £93.7 million ($113.3 million assuming conversion into USD), including £20.8 million ($25.1 million assuming conversion into USD) of subordinate participation sold accounted for as secured borrowing. In January 2023, the loan was fully satisfied, including all contractual and default interest accrued to date. See "Note 20 - Subsequent Events" for further discussion.

Loan Sales

From time to time, we may enter into sale transactions with other parties. All sale transactions are evaluated in accordance with ASC 860. The following loan sale occurred in 2022:

During the third quarter of 2022, we transferred a portion of our unfunded commitment of £293.4 million ($327.7 million assuming conversion into USD) in a commercial mortgage loan secured by a mixed use property located in London, United Kingdom to entities managed by affiliates of the Manager. In addition to transferring the unfunded commitment, we also transferred a proportionate share of the origination fee associated with such unfunded commitment, resulting in a reduction to our amortized cost basis. We evaluated the transfer under ASC 860 and determined the transfer met the criteria for sale accounting. We recorded no gain or loss on the sale.

In the fourth quarter of 2022, we sold our interest in a $100.0 million subordinate loan secured by an office building located in Manhattan, NY. We determined that this transaction qualifies as a sale and accounted for it as such. We recorded no gain or loss related to this sale.

The following loan sales occurred in 2021:

In the fourth quarter of 2021, we sold our interest in a $31.2 million subordinate loan secured by a residential-for-sale inventory property located in Boston, MA. We determined that this transaction qualifies as a sale and accounted for it as such. We recorded no gain or loss related to this sale.

Additionally, during the fourth quarter of 2021, we sold our interest in a subordinate loan, previously classified as held for sale. The subordinate loan was secured by a mixed-used property with an outstanding principal of $41.9 million. We determined that this transaction qualifies as a sale and accounted for it as such. We recorded a loss of approximately $0.8 million in connection with this sale within realized gain (loss) on investments in the December 31, 2021 consolidated statement of operations.

The following loan sales occurred in 2020:

In the first quarter of 2020, we sold £62.2 million ($81.3 million assuming conversion into USD) in a mezzanine loan and £50.0 million ($65.3 million assuming conversion into USD) unfunded commitment of a senior mortgage secured by a mixed-use property in London, United Kingdom to a fund managed by an affiliate of the Manager, that was originated by us in December 2019. We determined that this transaction qualified as a sale and accounted for it as such. We recorded no gain or loss related to this sale.

In the second quarter of 2020, we sold interests in three construction loans, with aggregate commitments of $376.9 million (of which approximately $127.0 million was funded at the time of sale). The sales were made to entities managed by affiliates of the Manager. We determined that these transactions qualified as sales and accounted for them as such. We recorded a loss of approximately $1.4 million in connection with these sales within realized gain (loss) on investments in our December 31, 2020 consolidated statement of operations.

In the third quarter of 2020, we sold our interest in a foreign residential-for-sale inventory loan, with outstanding principal of £97.5 million ($124.2 million assuming conversion into USD). We determined this transaction qualifies as a sale and accounted for it as such. We recorded a loss of approximately $1.0 million in connection with this sale within realized gain (loss) on investments in our December 31, 2020 consolidated statement of operations.

In the fourth quarter of 2020, we sold our interest in a residential-for-sale inventory loan secured by property in New York, NY, with outstanding principal of $73.4 million. We determined this transaction qualified as a sale and accounted for it as such. We recorded a loss of approximately $2.7 million in connection with this sale within realized gain (loss) on investments in our December 31, 2020 consolidated statement of operations.

Note 5 – Assets and Liabilities Related to Real Estate Owned

Assets and Liabilities Related to Real Estate Owned, Held for Sale

In 2017, we originated a subordinate loan junior to a $33.0 million third-party mortgage, secured by a hotel in Anaheim, CA. In December 2020, due to non-performance, we assumed legal title through the execution of a deed-in-lieu of foreclosure. We intended to sell the hotel and, as such, as of the date of the title assumption, we recorded the hotel property on our consolidated balance sheets at its fair market value less costs to sell, net of a realized loss of $2.4 million, that was previously recorded as Specific CECL Allowance.

As of March 31, 2021, there was an increase in our expected costs to sell the property, and therefore, we recorded a $0.6 million loss during the three months ended March 31, 2021, as realized losses and impairments on real estate owned in our consolidated statement of operations. During the second quarter of 2021 the property was sold at our cost basis and no additional gain or loss was recorded. The $33.0 million first mortgage was repaid upon the sale of the property.

In 2017, we originated a $20.0 million junior mezzanine loan which was subordinate to: (i) a $110.0 million mortgage loan, and (ii) a $24.5 million senior mezzanine loan, secured by a full-service luxury hotel in Washington, D.C. During the first quarter of 2020, we recorded a $10.0 million Specific CECL Allowance and placed our junior mezzanine loan on non-accrual status.

On May 24, 2021, we purchased the $24.5 million senior mezzanine loan at par and acquired legal title to the hotel through a deed-in-lieu of foreclosure. We assumed the hotel's assets and liabilities (including the $110.0 million mortgage loan) and recorded an additional $10.0 million charge reflecting the difference between the fair value of the hotel's net assets and the carrying amount of the loan. This $10.0 million loss on title assumption plus the previously recorded Specific CECL Allowance of $10.0 million resulted in a $20.0 million realized loss on investments included within realized gain (loss) on investments in our 2021 consolidated statement of operations.

On May 24, 2021, in accordance with ASC 805, "Business Combinations," we allocated the fair value of the hotel's acquired assets and assumed debt. The non-recurring fair value measurement was classified as Level III within the fair value hierarchy due to the use of significant unobservable inputs. On June 29, 2021, we repaid the $110.0 million mortgage loan against the property. As of March 1, 2022, the hotel assets and liabilities met the criteria to be classified as held for sale under ASC Topic 360, "Property, Plant, and Equipment." As of March 1, 2022, we ceased recording depreciation on the building and furniture, fixtures, and equipment on the consolidated statement of operations.

Below are the hotel's assets and liabilities as of December 31, 2022 on our consolidated balance sheet ($ in thousands):

	December 31, 2022
Assets:	
Cash	$ 5,677
Land	58,742
Buildings	87,021
Furniture, fixtures, and equipment	9,053
Accumulated depreciation	(3,349)
Other assets	5,253
Total Assets	$ 162,397
Liabilities:	
Accounts payable, accrued expenses and other liabilities	6,493
Total Liabilities	$ 6,493
Net Real Estate Assets	$ 155,904

For the years ended December 31, 2022 and 2021, we recorded the operating revenue, expenses and fixed asset depreciation and amortization in our consolidated income statement as shown below ($ in thousands):

	Year ended December 31,	
	2022	2021
Operations related to real estate owned:		
Revenue from operations	$ 62,062	$ 18,917
Operating expenses	(52,368)	(19,923)
Depreciation and amortization	(704)	(2,645)
Net income (loss) from real estate owned	$ 8,990	$ (3,651)

Assets and Liabilities Related to Real Estate Owned, Held for Investment

In 2015, we originated a $122.2 million multifamily development commercial mortgage loan secured by an assemblage of properties in downtown Brooklyn, NY. In 2020, the loan went into default and we recorded a $30.0 million Specific CECL Allowance, due to the deterioration of market conditions attributable to COVID-19. As a result of improved market conditions we reversed $20 million of Specific CECL Allowance during the second quarter of 2021. In the second quarter of 2022, we reversed the remaining $10 million Specific CECL Allowance as a result of market rent growth and value created from development activities at the underlying property.

On August 3, 2022, we acquired legal title of the property through a deed-in-lieu of foreclosure and accounted for the asset acquisition in accordance with ASC 805, "Business Combinations." At that time, our amortized cost basis in the commercial mortgage loan was $226.5 million. We recorded the real estate assumed at a fair value of $270.1 million based on the market value of the land. We recognized a realized gain of $43.6 million, recorded within realized gain (loss) on investments on our consolidated statement of operations, which reflects the difference between the fair value of the property and the carrying value of the loan at the time of acquisition. The non-recurring fair value measurement was classified as Level III within the fair value hierarchy due to the use of significant unobservable inputs, including comparable sales of similar properties in the market. Since title acquisition we have capitalized an additional $32.7 million of construction and financing costs. As of December 31, 2022, our cost basis in the property was $302.7 million.

Upon taking title, we concurrently contributed the property to a joint venture with a third-party real estate developer. The entity was deemed to be a VIE and we determined that we are the primary beneficiary. Through our wholly owned subsidiaries, we hold a 100% equity ownership interest in the joint venture and our partner is only entitled to profit upon achievement of certain returns under our joint venture agreement. Concurrently with taking title to the property, we obtained $164.8 million in construction financing on the property. As of December 31, 2022, the carrying value of the construction financing was $160.3 million, net of $4.5 million in deferred financing cost and was included within debt related to real estate owned, held for investment, net on our consolidated balance sheet.

The construction financing includes a maximum commitment of $388.4 million, an interest rate of term one month SOFR+2.55%, and current maturity of August 2026, with an option for us to extend for one year contingent upon meeting certain conditions. The construction financing agreement contains the following financial covenants: (i) our unencumbered liquidity must be greater $100.0 million and (ii) our net worth must be greater than $600.0 million. Under these covenants, our General CECL Allowance is added back to our net worth calculation. At December 31, 2022, we were in compliance with these covenants.

Note 6 – Other Assets

The following table details the components of our other assets at the dates indicated ($ in thousands):

	December 31, 2022	December 31, 2021
Interest receivable	$ 65,383	$ 41,219
Loan proceeds held by servicer	3,371	3,179
Other[1]	1,853	3,355
Total	$ 70,607	$ 47,753

_____

(1) Includes $3.1 million of other assets from real estate owned at December 31, 2021. Refer to "Note 5 – Assets and Liabilities Related to Real Estate Owned, Held for Sale" for additional information.

Note 7 – Secured Debt Arrangements, Net

We utilize our secured debt arrangements to finance the origination activity in our loan portfolio. Our secured debt arrangements comprise secured credit facilities and a private securitization. During the year ended December 31, 2022, we entered into two new credit facilities, which provided $252.1 million of additional liquidity, and upsized three of our existing credit facilities by $1.1 billion.

Our borrowings under secured debt arrangements at December 31, 2022 and December 31, 2021 are detailed in the following table ($ in thousands):

	December 31, 2022			December 31, 2021		
	Maximum Amount of Borrowings[1]	Borrowings Outstanding[1]	Maturity [2]	Maximum Amount of Borrowings[1]	Borrowings Outstanding[1]	Maturity [2]
JPMorgan Facility - USD[3][4]	$ 1,532,722	$ 1,306,320	September 2026	$ 1,344,283	$ 1,329,923	September 2026
JPMorgan Facility - GBP[3][4]	67,278	67,278	September 2026	87,497	86,849	September 2026
JPMorgan Facility - EUR[3][4]	—	—	N/A	68,220	68,220	September 2026
Deutsche Bank Facility - USD[3]	700,000	385,818	March 2026	700,000	259,073	March 2023
Credit Suisse Facility - USD	635,653	632,747	August 2026[6][7]	161,609	148,720	February 2025[6][7]
HSBC Facility - GBP	364,423	364,423	April 2025	—	—	N/A
HSBC Facility - EUR	272,890	272,890	January 2026[7]	167,756	162,937	July 2022
Goldman Sachs Facility - USD	300,000	70,249	November 2025[5]	300,000	168,231	November 2025[5]
Barclays Facility - USD	200,000	111,909	June 2027[6]	200,000	32,693	March 2024
MUFG Securities Facility - GBP	194,272	194,272	June 2025[6]	—	—	N/A
Santander Facility - EUR	57,807	53,320	August 2024	—	—	N/A
Total Secured Credit Facilities	4,325,045	3,459,226		3,029,365	2,256,646	
Barclays Private Securitization - GBP, EUR, SEK	1,850,076	1,850,076	February 2026[7]	1,902,684	1,902,684	August 2024[7]
Total Secured Debt Arrangements	6,175,121	5,309,302		4,932,049	4,159,330	
Less: deferred financing costs	N/A	(12,477)		N/A	(9,062)	
Total Secured Debt Arrangements, net[8][9][10]	$ 6,175,121	$ 5,296,825		$ 4,932,049	$ 4,150,268	

_____

(1) As of December 31, 2022, GBP, EUR, and Swedish Krona ("SEK") borrowings were converted to USD at a rate of 1.21, 1.07, and 0.10, respectively. As of December 31, 2021, GBP, EUR and SEK borrowings were converted to USD at a rate of 1.35, 1.14 and 0.11, respectively.

(2) Maturity date assumes extensions at our option are exercised with consent of financing providers, where applicable.

(3) Facility enables us to elect to receive advances in USD, GBP, or EUR.

(4) The JPMorgan Facility allows for $1.6 billion of maximum borrowings in total as of December 31, 2022. The facility was temporarily upsized from $1.5 billion to $1.6 billion during August 2022 and the maximum borrowings will decrease to $1.5 billion as of January 2023.

(5) Assumes facility enters the two-year amortization period subsequent to the November 2023 maturity, which allows for the refinancing or pay down of assets under the facility.

(6)   Assumes financings are extended in line with the underlying loans.
(7)   Represents weighted average maturity across various financings with the counterparty. See below for additional details.
(8)   Weighted-average borrowing costs as of December 31, 2022 and December 31, 2021 were applicable benchmark rates and credit spread adjustments, plus spreads of USD: +2.28% / GBP: +2.02% / EUR: +1.54% / SEK: +1.50% and USD: +2.00% / GBP: +1.86% / EUR: +1.42%/ SEK: +1.50%, respectively.
(9)   Weighted average advance rates based on cost as of December 31, 2022 and December 31, 2021 were 68.8% (63.9% (USD) / 74.0% (GBP) / 72.1% (EUR) / 80.5% (SEK)) and 69.8% (67.1% (USD) / 72.7% (GBP) / 68.9% (EUR) / 80.7% (SEK)), respectively.
(10)   As of December 31, 2022 and December 31, 2021, approximately 58% and 50% of the outstanding balance under these secured borrowings were recourse to us.

Terms of our secured credit facilities are designed to keep each lender's credit exposure generally constant as a percentage of the underlying value of the assets pledged as security to it. If the credit of the underlying collateral value decreases, the amount of leverage to us may be reduced. As of December 31, 2022 and December 31, 2021, the weighted average haircut under our secured debt arrangements was approximately 31.2% and 30.2%, respectively. Our secured credit facilities do not contain capital markets-based mark-to-market provisions.

Barclays Private Securitization

We are party to a private securitization with Barclays Bank plc (the "Barclays Private Securitization"). Commercial mortgage loans currently financed under the Barclays Securitization are denominated in GBP, EUR and SEK.

The Barclays Private Securitization does not include daily margining provisions and grants us significant discretion to modify certain terms of the underlying collateral including waiving certain loan-level covenant breaches and deferring or waiving of debt service payments for up to 18 months. The securitization includes loan-to-value based covenants with deleveraging requirements that are based on significant declines in the value of the collateral as determined by an annual third-party (engaged by us) appraisal process tied to the provisions of the underlying loan agreements. We believe this provides us with both cushion and predictability to avoid sudden unexpected outcomes and material repayment requirements.

The table below provides principal balances and the carrying value for commercial mortgage loans pledged to the Barclays Private Securitization as of December 31, 2022 and December 31, 2021 ($ in thousands):

Local Currency	December 31, 2022		
	Count	Outstanding Principal	Carrying Value
GBP	7	$ 1,495,616	$ 1,475,241
EUR	5	752,531	747,240
SEK	1	248,064	245,714
Total	13	$ 2,496,211	$ 2,468,195

Local Currency	December 31, 2021		
	Count	Outstanding Principal	Carrying Value
GBP	7	$ 1,767,063	$ 1,748,367
EUR	2	533,164	528,344
SEK	1	286,822	282,555
Total	10	$ 2,587,049	$ 2,559,266

The table below provides the borrowings outstanding (on an as converted basis) and weighted-average fully-extended maturities by currency for the assets financed under the Barclays Private Securitization as of December 31, 2022 ($ in thousands):

	Borrowings outstanding[1]	Fully-Extended Maturity[2]
Total/Weighted-Average GBP	$ 1,125,420	May 2026
Total/Weighted-Average EUR	526,204	July 2025[3]
Total/Weighted-Average SEK	198,452	May 2026
Total/Weighted-Average Securitization	$ 1,850,076	February 2026

(1) As of December 31, 2022, we had £931.4 million, €491.6 million, and kr2.1 billion of borrowings outstanding under the Barclays Private Securitization secured by certain of our commercial mortgage loans.
(2) Assumes underlying loans extend to fully extended maturity and extensions at our option are exercised.
(3) The EUR portion of the Barclays Private Securitization has an "evergreen" feature such that the facility continues for one year and can be terminated by either party on certain dates with, depending on the date of notice, a minimum of nine to twelve months' notice.

The table below provides the borrowings outstanding (on an as converted basis) and weighted-average fully-extended maturities by currency for the assets financed under the Barclays Private Securitization as of December 31, 2021 ($ in thousands):

		Borrowings outstanding	Fully-Extended Maturity[1]
Total/Weighted-Average GBP	$	1,299,321	June 2025
Total/Weighted-Average EUR		373,904	November 2022[2]
Total/Weighted-Average SEK		229,458	November 2022
Total/Weighted-Average Securitization	$	1,902,683	August 2024

_____

(1) Assumes underlying loans extend to fully extended maturity and extensions at our option are exercised.
(2) The EUR portion of the Barclays Private Securitization has an "evergreen" feature such that the facility continues for one year and can be terminated by either party on certain dates with, depending on the date of notice, a minimum of nine to twelve months' notice.

The table below provides the assets and liabilities of the Barclays Private Securitization VIE included in our consolidated balance sheets ($ in thousands):

		December 31, 2022		December 31, 2021
Assets:				
Cash	$	758	$	3,456
Commercial mortgage loans, net[1]		2,468,195		2,559,266
Other Assets		30,992		20,765
Total Assets	$	2,499,945	$	2,583,487
Liabilities:				
Secured debt arrangements, net (net of deferred financing costs of $2.3 million and $2.0 million in 2022 and 2021, respectively)	$	1,847,799	$	1,900,640
Accounts payable, accrued expenses and other liabilities[2]		8,814		2,671
Total Liabilities	$	1,856,613	$	1,903,311

_____

(1) Net of the General CECL Allowance of $8.2 million and $11.8 million as of December 31, 2022 and December 31, 2021, respectively.
(2) Includes General CECL Allowance related to unfunded commitments on commercial mortgage loans, net of $2.9 million and $0.4 million as of December 31, 2022 and December 31, 2021, respectively.

The table below provides the net income of the Barclays Private Securitization VIE included in our consolidated statement of operations ($ in thousands):

		Year ended December 31,		
		2022		2021
Net Interest Income:				
Interest income from commercial mortgage loans	$	126,847	$	86,377
Interest expense		(51,487)		(25,661)
Net interest income	$	75,360	$	60,716
Decrease (increase) in current expected credit loss allowance, net		1,101		(7,148)
Foreign currency translation gain (loss)		(62,058)		(13,102)
Net Income	$	14,403	$	40,466

At December 31, 2022, our borrowings had the following remaining maturities ($ in thousands):

81

	Less than 1 year		1 to 3 years		3 to 5 years		More than 5 years		Total	
JPMorgan Facility	$	228,077	$	549,279	$	596,242	$	—	$	1,373,598
Deutsche Bank Facility		188,051		31,200		166,567		—		385,818
Credit Suisse Facility		—		164,747		468,000		—		632,747
HSBC Facility		—		483,899		153,414		—		637,313
Goldman Sachs Facility		35,499		34,750		—		—		70,249
Barclays Facility		—		—		111,909		—		111,909
MUFG Securities Facility		—		194,272		—		—		194,272
Santander Facility		—		53,320		—		—		53,320
Barclays Private Securitization		—		563,819		1,286,257		—		1,850,076
Total	$	451,627	$	2,075,286	$	2,782,389	$	—	$	5,309,302

The table above reflects the fully extended maturity date of the facility and assumes facilities with an "evergreen" feature continue to extend through the fully-extended maturity of the underlying asset and assumes underlying loans are extended with consent of financing providers.

The table below summarizes the outstanding balances at December 31, 2022, as well as the maximum and average month-end balances for the year ended December 31, 2022 for our borrowings under secured debt arrangements ($ in thousands).

	As of December 31, 2022				For the year ended December 31, 2022			
	Balance		Amortized Cost of Collateral		Maximum Month-End Balance		Average Month-End Balance	
JPMorgan Facility	$	1,373,598	$	2,376,154	$	1,584,171	$	1,411,644
Deutsche Bank Facility		385,818		565,387		432,455		400,337
Goldman Sachs Facility		70,249		116,619		164,607		140,599
Credit Suisse Facility		632,747		855,119		633,143		541,245
HSBC Facility		637,313		813,716		660,004		501,674
Barclays Facility		111,909		138,510		172,693		102,664
MUFG Securities Facility		194,272		261,319		194,272		156,499
Santander Facility		53,320		71,093		53,320		50,450
Barclays Private Securitization		1,850,076		2,476,349		1,963,837		1,828,794
Total	$	5,309,302	$	7,674,266				

The table below summarizes the outstanding balances at December 31, 2021, as well as the maximum and average month-end balances for the year ended December 31, 2021 for our borrowings under secured debt arrangements ($ in thousands).

	As of December 31, 2021				For the year ended December 31, 2021			
	Balance		Amortized Cost of Collateral		Maximum Month-End Balance		Average Month-End Balance	
JPMorgan Facility	$	1,484,992	$	2,259,376	$	1,484,992	$	1,219,072
Deutsche Bank Facility		259,073		389,238		520,217		407,428
Goldman Sachs Facility		168,231		261,848		331,154		228,312
Credit Suisse Facility		148,720		214,124		369,182		224,351
HSBC Facility		162,937		211,813		174,717		165,958
Barclays Facility		32,693		50,241		35,193		33,526
Barclays Private Securitization		1,902,684		2,571,067		1,902,684		1,396,411
Total	$	4,159,330	$	5,957,707				

Debt Covenants

The guarantees related to our secured debt arrangements contain the following financial covenants: (i) tangible net worth must be greater than $1.25 billion plus 75% of the net cash proceeds of any equity issuance after March 31, 2017; (ii) our ratio of total indebtedness to tangible net worth cannot be greater than 3.75:1; and (iii) our liquidity cannot be less than an amount equal to the greater of 5% of total recourse indebtedness or $30.0 million. Under these covenants, our General CECL Allowance is added back to our tangible net worth calculation.

We were in compliance with the covenants under each of our secured debt arrangements at December 31, 2022 and December 31, 2021.

Note 8 – Senior Secured Term Loans, Net

In May 2019, we entered into a $500.0 million senior secured term loan (the "2026 Term Loan"), which matures in May 2026 and contains restrictions relating to liens, asset sales, indebtedness, and investments in non-wholly owned entities. The 2026 Term Loan bears interest at LIBOR plus 2.75% and was issued at a price of 99.5%.

In March 2021, we entered into an additional $300.0 million senior secured term loan, with substantially the same terms as the 2026 Term Loan, (the "2028 Term Loan" and, together with the 2026 Term Loan, the "Term Loans"), which matures in March 2028 and contains restrictions relating to liens, asset sales, indebtedness, and investments in non-wholly owned entities. The 2028 Term Loan bears interest at LIBOR (with a floor of 0.50%) plus 3.50% and was issued at a price of 99.0%.

The Term Loans are amortizing with repayments of 0.25% per quarter of the total committed principal. We repaid $5.0 million of principal related to the 2026 Term Loan during each of the years ended December 31, 2022 and 2021, respectively. During the years ended December 31, 2022 and 2021, we repaid $3.0 million and $2.3 million of principal related to the 2028 Term Loan, respectively.

The following table summarizes the terms of the Term Loans as of December 31, 2022 ($ in thousands):

	Principal Amount		Unamortized Issuance Discount[1]		Deferred Financing Costs[1]		Carrying Value	Spread	Maturity Date
2026 Term Loan	$	482,500	$	(1,190)	$	(6,106)	$ 475,204	2.75 %	5/15/2026
2028 Term Loan		294,750		(2,214)		(3,927)	288,609	3.50 %	3/11/2028
Total	$	777,250	$	(3,404)	$	(10,033)	$ 763,813		

_____
(1)   Unamortized issuance discount and deferred financing costs will be amortized to interest expense over remaining life of respective term loans.

The following table summarizes the terms of the Term Loans as of December 31, 2021 ($ in thousands):

	Principal Amount		Unamortized Issuance Discount[1]		Deferred Financing Costs[1]		Carrying Value	Spread	Maturity Date
2026 Term Loan	$	487,500	$	(1,548)	$	(7,933)	$ 478,019	2.75 %	5/15/2026
2028 Term Loan		297,750		(2,643)		(4,801)	290,306	3.50 %	3/11/2028
Total	$	785,250	$	(4,191)	$	(12,734)	$ 768,325		

_____
(1)   Unamortized issuance discount and deferred financing costs will be amortized to interest expense over remaining life of respective term loans.

Covenants

During the fourth quarter of 2021, we modified the financial covenants of the Term Loans which included the following: (i) increased our maximum ratio of total recourse debt to tangible net worth from 3:1 to 4:1; (ii) increased our maximum ratio of total unencumbered assets to total pari-passu indebtedness from 1.25:1 to 2.50:1; and (iii) amended the definition of unencumbered asset to include the carrying value of the residual equity in the entities where we hold assets financed under repurchase obligations. In conjunction with the modifications, we incurred $5.2 million in fees, $3.9 million of which were consent fees paid to borrowers recorded as deferred financing costs and $1.3 million of arrangement fees paid to the Term Loan arranger recorded as general and administrative expenses.

We were in compliance with the covenants under the Term Loans at December 31, 2022 and December 31, 2021.

Interest Rate Cap

During the second quarter of 2020, we entered into a three-year interest rate cap to cap LIBOR at 0.75%. This effectively limits the maximum all-in coupon on our 2026 Term Loan to 3.50%. In connection with the interest rate cap, we incurred upfront fees of $1.1 million for the year ended December 31, 2020, which we recorded as a deferred financing cost on our consolidated balance sheets. The deferred financing cost is being amortized over the duration of the interest rate cap with respective amortization recognized as part of interest expense in our consolidated statement of operations.

During the year ended December 31, 2022, LIBOR exceeded the cap rate of 0.75%. As such, during the year ended December 31, 2022, we realized a gain from the interest rate cap in the amount of $5.7 million, which is included in gain (loss) on interest rate hedging instruments in our consolidated statement of operations. The realized gain was a result of the increase in the current interest rate forward curve, partially offset by the nearing maturity of the cap. There was no realized gain recorded during the year ended December 31, 2021.

Note 9 – Senior Secured Notes, Net

In June 2021, we issued $500.0 million of 4.625% Senior Secured Notes due 2029 (the "2029 Notes"), for which we received net proceeds of $495.0 million, after deducting initial purchasers' discounts and commissions. The 2029 Notes will mature on June 15, 2029, unless earlier repurchased or redeemed. The 2029 Notes are secured by a first-priority lien, and rank pari passu in right of payment with all of our existing and future first lien obligations, including indebtedness under the Term Loans. The 2029 Notes were issued at par and contain covenants relating to liens, indebtedness, and investments in non-wholly owned entities. The 2029 Notes had a carrying value of $494.8 million and $494.1 million, net of deferred financing costs of $5.2 million and $5.9 million, as of December 31, 2022 and December 31, 2021, respectively.

Covenants

The 2029 Notes include certain covenants including a requirement that we maintain a ratio of total unencumbered assets to total pari-passu indebtedness of at least 1.20:1. As of December 31, 2022 and December 31, 2021, we were in compliance with all covenants.

Note 10 – Convertible Senior Notes, Net

In two separate offerings during 2017, we issued an aggregate principal amount of $345.0 million of 4.75% Convertible Senior Notes due 2022 (the "2022 Notes"), for which we received $337.5 million, after deducting the underwriting discount and offering expenses. During the third quarter of 2022, we repaid the $345.0 million aggregate principal amount of the 2022 Notes in cash at par.

During the fourth quarter of 2018, we issued $230.0 million of 5.375% Convertible Senior Notes due 2023 (the "2023 Notes" and, together with the 2022 Notes, the "Convertible Notes"), for which we received $223.7 million after deducting the underwriting discount and offering expenses. At December 31, 2022, the 2023 Notes had a carrying value of $229.4 million and an unamortized discount of $0.6 million.

The following table summarizes the terms of the 2023 Notes as of December 31, 2022 ($ in thousands):

	Principal Amount	Coupon Rate	Effective Rate [1]	Conversion Rate [2]	Maturity Date	Remaining Period of Amortization
2023 Notes	230,000	5.38 %	5.85 %	48.7187	10/15/2023	0.79
Total	$ 230,000					

The following table summarizes the terms of the Convertible Notes as of December 31, 2021 ($ in thousands):

	Principal Amount	Coupon Rate	Effective Rate [1]	Conversion Rate [2]	Maturity Date	Remaining Period of Amortization
2022 Notes	$ 345,000	4.75 %	5.60 %	50.2260	8/23/2022	0.64
2023 Notes	230,000	5.38 %	6.16 %	48.7187	10/15/2023	1.79
Total	$ 575,000					

---

(1)   Effective rate includes the effect of the adjustment for the conversion option (See footnote (2) below), the value of which reduced the initial liability and was recorded in additional paid-in-capital. The effective rate as of December 31, 2022 reflects adoption of ASU 2020-06.

(2) We have the option to settle any conversions in cash, shares of common stock or a combination thereof. The conversion rate represents the number of shares of common stock issuable per one thousand principal amount of the Convertible Notes converted and includes adjustments relating to cash dividend payments made by us to stockholders that have been deferred and carried-forward in accordance with, and are not yet required to be made pursuant to, the terms of the applicable supplemental indenture.

We may not redeem the 2023 Notes prior to maturity except in limited circumstances. The closing price of our common stock on December 31, 2022 of $10.76 was less than the per share conversion price of the 2023 Notes.

On January 1, 2022, we adopted ASU 2020-06, which no longer require the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) to be separately accounted for in a manner that reflects the issuer's nonconvertible debt borrowing rate. Prior to the adoption of ASU 2020-06, we attributed $15.4 million of the proceeds to the equity component of the Convertible Notes ($11.0 million to the 2022 Notes and $4.4 million to the 2023 Notes), which represented the excess proceeds received over the fair value of the liability component of the Convertible Notes at the date of issuance. The equity component of the Convertible Notes had been reflected within additional paid-in capital on our consolidated balance sheets until January 1, 2022 when we adopted ASU 2020-06 through the modified retrospective approach. Upon adoption, we (i) reclassified $12.0 million of previously recorded amortization related to the equity component of the Convertible Notes from retained earnings to additional paid-in-capital and (ii) reclassified the remaining unamortized balance of $3.4 million to additional paid-in-capital, which increased the cost basis of convertible notes and decreased additional paid-in-capital on the consolidated balance sheets.

The aggregate contractual interest expense was approximately $22.9 million, $28.8 million and $28.8 million for the years ended December 31, 2022, 2021, and 2020, respectively. With respect to the amortization of the discount on the liability component of the Convertible Notes as well as the amortization of deferred financing costs, we reported additional non-cash interest expense of approximately $2.5 million, $6.3 million and $6.0 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Note 11 – Derivatives

We use forward currency contracts to economically hedge interest and principal payments due under our loans denominated in currencies other than USD.

We have entered into a series of forward contracts to sell an amount of foreign currency (GBP, EUR and SEK) for an agreed upon amount of USD at various dates through February 2027. These forward contracts were executed to economically fix the USD amounts of foreign denominated cash flows expected to be received by us related to foreign denominated loan investments.

The agreements with our derivative counterparties require that we post collateral to secure net liability positions. As of both December 31, 2022 and 2021, we were in a net asset position with all of our derivative counterparties and did not have any collateral posted under these derivative contracts.

The following table summarizes our non-designated Fx forwards and our interest rate cap as of December 31, 2022:

	December 31, 2022				
Type of Derivatives	Number of Contracts	Aggregate Notional Amount (in thousands)	Notional Currency	Maturity	Weighted-Average Years to Maturity
Fx contracts - GBP	124	936,930	GBP	January 2023 - February 2027	1.78
Fx contracts - EUR	130	576,240	EUR	January 2023 - November 2025	1.78
Fx contracts - SEK	19	730,432	SEK	February 2023 - May 2026	2.95
Interest rate cap	1	500,000	USD	June 2023	0.46

The following table summarizes our non-designated Fx forwards and our interest rate cap as of December 31, 2021:

	December 31, 2021				
Type of Derivatives	Number of Contracts	Aggregate Notional Amount (in thousands)	Notional Currency	Maturity	Weighted-Average Years to Maturity
Fx contracts - GBP	125	738,178	GBP	January 2022 - February 2026	2.14

Fx contracts - EUR	90	508,541	EUR	January 2022 - November 2025	1.88
Fx contracts - SEK	20	765,138	SEK	February 2022 - May 2026	3.74
Interest rate cap	1	500,000	USD	June 2023	1.45

We have not designated any of our derivative instruments as hedges as defined in ASC 815, "Derivatives and Hedging" and, therefore, changes in the fair value of our derivative instruments are recorded directly in earnings. The following table summarizes the amounts recognized on our consolidated statements of operations related to our derivatives for the years ended December 31, 2022, 2021, and 2020 ($ in thousands):

		Amount of gain (loss) recognized in income		
		Year ended December 31,		
	Location of Gain (Loss) Recognized in Income	2022	2021	2020
Forward currency contracts	Unrealized gain (loss) on derivative instruments	$ 104,159	$ 46,714	$ (26,499)
Forward currency contracts	Realized gain (loss) on derivative instruments	42,822	(5,040)	16,756
Total		$ 146,981	$ 41,674	$ (9,743)

In connection with our 2026 Term Loan, in May 2019, we entered into an interest rate swap to fix LIBOR at 2.12% or an all-in interest rate of 4.87%. We used our interest rate swap to manage exposure to variable cash flows on our borrowings under the senior secured term loan. Our interest rate swap allowed us to receive a variable rate cash flow based on LIBOR and pay a fixed rate cash flow, mitigating the impact of this exposure. However during the second quarter of 2020, we terminated our interest rate swap due to a significant decrease in LIBOR and recognized a realized loss on the accompanying consolidated statement of operations.

In June 2020, we entered into an interest rate cap for approximately $1.1 million. We use our interest rate cap to manage exposure to variable cash flows on our borrowings under the senior secured term loan by effectively limiting LIBOR from exceeding 0.75%. This effectively limits the maximum all-in coupon on our senior secured term loan to 3.50%. The unrealized gain or loss related to the interest rate cap is recorded net under unrealized gain on interest rate hedging instruments in our consolidated statement of operations. During the year ended December 31, 2022, LIBOR exceeded the cap rate of 0.75%. As such, during the year ended December 31, 2022, we realized a gain from the interest rate cap in the amount of $5.7 million, which is included in gain (loss) on interest rate hedging instruments in our consolidated statement of operations. The realized gain was a result of the increase in the current interest rate forward curve, partially offset by the nearing maturity of the cap. There was no realized gain recorded during the year ended December 31, 2021. The following table summarizes the amounts recognized on our consolidated statements of operations related to our interest rate cap and interest rate swap for the years ended December 31, 2022, 2021, and 2020 ($ in thousands):

		Amount of gain (loss) recognized in income		
		Year ended December 31,		
	Location of gain (loss) recognized in income	2022	2021	2020
Interest rate cap[1]	Unrealized gain on interest rate hedging instruments	$ 7,692	$ 1,314	$ 134
Interest rate cap[1]	Realized gain on interest rate hedging instruments	5,671	—	—
Interest rate swap[2]	Unrealized gain on interest rate swap	—	—	14,470
Interest rate swap[2]	Realized loss on interest rate swap	—	—	(53,851)
Total		$ 13,363	$ 1,314	$ (39,247)

(1) With a notional amount of $500.0 million at December 31, 2022, 2021, and 2020.
(2) With a notional amount of $0 at December 31, 2022, 2021, and $500.0 million at December 31, 2020.

The following tables summarize the gross asset and liability amounts related to our derivatives at December 31, 2022 and December 31, 2021 ($ in thousands):

	December 31, 2022	December 31, 2021

	Gross Amount of Recognized Assets	Gross Amounts Offset in our Consolidated Balance Sheet	Net Amounts of Assets Presented in our Consolidated Balance Sheet	Gross Amount of Recognized Assets	Gross Amounts Offset in our Consolidated Balance Sheet	Net Amounts of Assets Presented in our Consolidated Balance Sheet
Forward currency contracts	$ 143,285	$ (23,786)	$ 119,499	$ 28,781	$ (13,441)	$ 15,340
Interest rate cap	9,141	—	9,141	1,448	—	1,448
Total derivative assets (liabilities)	$ 152,426	$ (23,786)	$ 128,640	$ 30,229	$ (13,441)	$ 16,788

Note 12 – Participations Sold

Participations sold represents the subordinate interests in loans we originated and subsequently partially sold. We account for participations sold as secured borrowings on our consolidated balance sheet with both assets and non-recourse liabilities because the participations do not qualify as a sale under ASC 860, "Transfers and Servicing." The income earned on the participations sold is recorded as interest income and an identical amount is recorded as interest expense in our consolidated statements of operations.

In October 2020, we sold a $25.0 million interest, at par, in a mezzanine loan collateralized by a ground-up condominium development in New York City that we originated in December 2017. The participation interest sold accrued payment-in-kind interest, was accounted for as a secured borrowing on our consolidated balance sheets, and was subordinate to our remaining mezzanine loan. The mezzanine loan was repaid at par in June 2021, and therefore, we de-recognized the related participating interest of $27.7 million, which included $2.7 million in payment-in-kind interest.

In December 2020, we sold a £6.7 million ($8.9 million assuming conversion into USD at time of transfer) interest, at par, in a first mortgage loan collateralized by an office building located in London, United Kingdom that was originated by us in December 2017. In connection with this sale, we transferred our remaining unfunded commitment of £19.1 million ($25.3 million assuming conversion into USD at time of transfer). The participation interest sold is subordinate to our remaining £72.9 million ($88.1 million assuming conversion into USD) first mortgage loan and is accounted for as a secured borrowing on our consolidated balance sheet.

During the year ended December 31, 2022, the participation sold on commercial mortgage loans balance decreased by $1.9 million due to unrealized loss on foreign currency translation. Refer to "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for further discussion of default interest being accrued on the whole position. In January 2023, the loan was fully satisfied, including all contractual and default interest accrued to date. See "Note 20 - Subsequent Events" for further discussion.

The table below details participations sold included in our consolidated balance sheets ($ in thousands):

	December 31, 2022	December 31, 2021
Participation sold on commercial mortgage loans	$ 25,130	$ 27,064
Total participations sold	$ 25,130	$ 27,064

Note 13 – Accounts Payable, Accrued Expenses and Other Liabilities

The following table details the components of our accounts payable, accrued expense and other liabilities ($ in thousands):

	December 31, 2022	December 31, 2021
Collateral held under derivative agreements	$ 138,620	$ 21,420
Accrued dividends payable	53,203	52,833
Accrued interest payable	23,943	16,166
Accounts payable and other liabilities[1]	7,247	9,084
General CECL Allowance on unfunded commitments[2]	4,347	3,106
Total	$ 227,360	$ 102,609

[1] Includes $1.1 million and $7.2 million of accounts payable and other liabilities on the balance sheet of the Real Estate Owned, Held for Investment at December 31, 2022 and 2021, respectively

[2] Refer to "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional disclosure related to the General

CECL Allowance on unfunded commitments as of December 31, 2022 and 2021, respectively.

Note 14 – Related Party Transactions

Management Agreement

In connection with our initial public offering in September 2009, we entered into a management agreement (the "Management Agreement") with the Manager, which describes the services to be provided by the Manager and its compensation for those services. The Manager is responsible for managing our day-to-day operations, subject to the direction and oversight of our board of directors.

Pursuant to the terms of the Management Agreement, the Manager is paid a base management fee equal to 1.5% per annum of our stockholders' equity (as defined in the Management Agreement), calculated and payable (in cash) quarterly in arrears.

The term of the Management Agreement was automatically renewed for a successive one-year term on September 29, 2022 and will automatically renew on each anniversary thereafter. The Management Agreement may be terminated upon expiration of the one-year extension term only upon the affirmative vote of at least two-thirds of our independent directors, based upon (1) unsatisfactory performance by the Manager that is materially detrimental to ARI or (2) a determination that the management fee payable to the Manager is not fair, subject to the Manager's right to prevent such a termination based on unfair fees by accepting a mutually acceptable reduction of management fees agreed to by at least two-thirds of our independent directors. The Manager must be provided with written notice of any such termination at least 180 days prior to the expiration of the then existing term and will be paid a termination fee equal to three times the sum of the average annual base management fee during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

We incurred approximately $38.4 million, $38.4 million and $39.8 million in base management fees under the Management Agreement for the years ended December 31, 2022, 2021, and 2020 respectively.

In addition to the base management fee, we are also responsible for reimbursing the Manager for certain expenses paid by the Manager on our behalf or for certain services provided by the Manager to us. For the years ended December 31, 2022, 2021, and 2020, we paid expenses totaling $5.5 million, $4.0 million and $4.5 million, respectively, related to reimbursements for certain expenses paid by the Manager on our behalf under the Management Agreement. Expenses incurred by the Manager and reimbursed by us are reflected in the respective consolidated statement of operations expense category or our consolidated balance sheets based on the nature of the item.

Included in payable to related party on our consolidated balance sheets at December 31, 2022 and 2021 is approximately $9.7 million and $9.8 million, respectively, for base management fees incurred but not yet paid under the Management Agreement.

Loans receivable

In June 2015, we originated a $20.0 million mezzanine loan secured by pledges of equity interests in the property recorded as real estate owned - held for sale on our consolidated balance sheets at December 31, 2022. The mezzanine loan was subordinate to (i) a $110.0 million mortgage loan, originated by a third party, and (ii) a $24.5 million senior mezzanine loan, originated by an affiliate of the Manager. On May 24, 2021, we purchased the $24.5 million senior mezzanine loan at par from the affiliate and acquired legal title to the hotel through a deed-in-lieu of foreclosure. Refer to "Note 5 – Assets and Liabilities Related to Real Estate Owned" for additional information.

In January 2020, we sold £62.2 million ($81.3 million assuming conversion into USD) in a mezzanine loan and £50.0 million ($65.3 million assuming conversion into USD) unfunded commitment of a senior mortgage secured by a mixed-use property in London, United Kingdom to a fund managed by an affiliate of the Manager, that was originated by us in December 2019. Refer to "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional information.

In the second quarter of 2020, we sold our interests in three construction loans to entities managed by affiliates of the Manager. Refer to "Note 4 - Commercial Mortgage, Subordinate Loans and Other Lending Assets, Net" for additional information related to these sales.

We own three mezzanine loans and a commercial mortgage that are secured by the same ultra-luxury residential property currently under construction in Manhattan, NY. During the third quarter of 2021, a vehicle managed by an affiliate of the

Manager transferred its Junior Mezzanine B Loan position to the Company and in connection with this transfer, one of the property's subordinate capital providers paid the vehicle a price representing the original principal balance on the Junior Mezzanine B Loan position with the vehicle agreeing to forego its accrued interest on the Junior Mezzanine B Loan. During the third quarter of 2022, we refinanced our mezzanine loans, and originated a commercial mortgage loan as part of an overall recapitalization. The mezzanine positions held by entities managed by affiliates of the Manager were repaid. Refer to "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional information.

During the third quarter of 2022, we transferred £293.4 million ($327.7 million assuming conversion into USD) of unfunded commitments related to a mixed-use development property located in London, UK to entities managed by affiliates of the Manager. Refer to "Note 4 – Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" for additional disclosure.

Term Loan

In March 2021, Apollo Global Funding, LLC, an affiliate of the Manager, served as one of the eight arrangers for the issuance of our 2028 Term Loan and received $0.2 million of arrangement fees. In addition, funds managed by an affiliate of the Manager invested in $30.0 million of the 2028 Term Loan.

Senior Secured Notes

In June 2021, Apollo Global Securities, LLC, an affiliate of the Manager, served as one of the eight initial purchasers in the issuance of our 2029 Notes and received $0.4 million of initial purchasers' discounts and commissions.

Italian Direct Lending Structure

In the fourth quarter of 2021, we formed an Italian closed-end alternative investment fund (the "AIF"), managed by Apollo Investment Management Europe (Luxembourg) S.A R.L, a regulated alternative investment fund manager (the "AIFM"), an affiliate of the Manager. During the year ended December 31, 2022, the AIF incurred $60,117 in fees payable to the AIFM, which is recorded in payable to related party on our consolidated balance sheet. The fees incurred during the year ended December 31, 2021 were immaterial.

Note 15 – Share-Based Payments

On September 23, 2009, our board of directors approved the Apollo Commercial Real Estate Finance, Inc. 2009 Equity Incentive Plan ("2009 LTIP") and on April 16, 2019, our board of directors approved the Amended and Restated Apollo Commercial Real Estate Finance, Inc. 2019 Equity Incentive Plan ("2019 LTIP," and together with the 2009 LTIP, the "LTIPs"), which amended and restated the 2009 LTIP. Following the approval of the 2019 LTIP by our stockholders at our 2019 annual meeting of stockholders on June 12, 2019, no additional awards have been or will be granted under the 2009 LTIP and all outstanding awards granted under the 2009 LTIP remain in effect in accordance with the terms in the 2009 LTIP.

The 2019 LTIP provides for grants of restricted common stock, restricted stock units ("RSUs") and other equity-based awards up to an aggregate of 7,000,000 shares of our common stock. The LTIPs are administered by the compensation committee of our board of directors (the "Compensation Committee") and all grants under the LTIPs must be approved by the Compensation Committee.

We recognized stock-based compensation expense of $18.3 million, $17.6 million, and $16.8 million during the years ended December 31, 2022, 2021, and 2020 respectively, related to restricted stock and RSU vesting.

The following table summarizes the grants, vesting and forfeitures of restricted common stock and RSUs during the years ended December 31, 2022, 2021, and 2020:

Type	Restricted Stock	RSUs	Grant Date Fair Value ($ in millions)
Outstanding at December 31, 2019	25,356	2,007,355	
Granted	82,235	1,446,155	$ 16.4
Vested	(25,356)	(962,518)	N/A
Forfeiture	—	(35,139)	N/A
Outstanding at December 31, 2020	82,235	2,455,853	
Granted	45,185	1,323,487	$ 18.2
Vested	(82,235)	(1,136,525)	N/A

Forefeiture	—	(44,874)	N/A
Outstanding at December 31, 2021	45,185	2,597,941	
Granted	49,434	1,541,135	$ 18.2
Vested	(38,517)	(1,260,456)	N/A
Forfeiture	—	(13,466)	N/A
Outstanding at December 31, 2022	56,102	2,865,154	

Below is a summary of restricted stock and RSU vesting dates as of December 31, 2022:

Vesting Year	Restricted Stock	RSUs	Total Awards
2023	52,768	1,397,011	1,449,779
2024	3,334	954,415	957,749
2025	—	513,728	513,728
Total	56,102	2,865,154	2,921,256

At December 31, 2022, we had unrecognized compensation expense of approximately $0.3 million and $34.1 million related to the vesting of restricted stock awards and RSUs, respectively, noted in the table above.

RSU Deliveries

During the years ended December 31, 2022, 2021, and 2020 we delivered 652,501, 553,008 and 508,968 shares of common stock for 1,145,090, 953,397 and 877,262 vested RSUs, respectively. We allow RSU participants to settle their tax liabilities with a reduction of their share delivery from the originally granted and vested RSUs. The amount, when agreed to by the participant, results in a cash payment to the Manager related to this tax liability and a corresponding adjustment to additional paid in capital on our consolidated statement of changes in stockholders' equity. The adjustment was $7.0 million, $4.4 million, and $6.5 million for the years ended December 31, 2022, 2021 and 2020 respectively. The adjustment is a reduction of capital related to our equity incentive plan and is presented net of increases of capital related to our equity incentive plan in our consolidated statement of changes in stockholders' equity.

Note 16 – Stockholders’ Equity

Our authorized capital stock consists of 450,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2022, 140,595,995 shares of common stock were issued and outstanding, and 6,770,393 shares of 7.25% Series B-1 Preferred Stock were issued and outstanding.

On July 15, 2021, we exchanged all 6,770,393 shares outstanding of our 8.00% Fixed-to-Floating Series B Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), with a liquidation preference of $25.00 per share, for 6,770,393 shares of 7.25% Series B-1 Preferred Stock, par value $0.01 per share ("Series B-1 Preferred Stock"), with a liquidation preference of $25.00 per share, pursuant to an exchange agreement with the two existing holders of the Series B Preferred Stock.

Dividends. The following table details our dividend activity:

	Year ended December 31,		
Dividends declared per share of:	2022	2021	2020
Common Stock	$1.40	$1.40	$1.45
Series B Preferred Stock	N/A	1.00	2.00
Series B-1 Preferred Stock	1.81	0.90	N/A

(1) As our aggregate 2022 distributions did not exceed our earnings and profits, $0.1185 of the January 2023 distribution declared in the fourth quarter of 2022, and payable to common stockholders of record as of December 31, 2022, will be treated as a 2022 distribution for U.S. federal income tax purposes.

Common Stock Repurchases. During the year ended December 31, 2020, there was 14,832,632 shares of common stock repurchased at a weighted-average share price of $8.61. There was no common stock repurchase activity during the years ended

December 31, 2022 and 2021. As of December 31, 2022 there was $172.2 million remaining authorized under our stock repurchase program.

Note 17 – Commitments and Contingencies

Legal Proceedings. From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. On June 28, 2018, AmBase Corporation, 111 West 57th Street Manager Funding LLC and 111 West 57th Investment LLC commenced a now-dismissed action captioned AmBase Corporation et al v. ACREFI Mortgage Lending, LLC et al (No 653251/2018) in New York Supreme Court (the "Apollo Action"). The complaint named as defendants (i) a wholly-owned subsidiary of the Company ("Subsidiary"), (ii) the Company, and (iii) certain funds managed by Apollo, who were co-lenders on a mezzanine loan against the development of a residential condominium building in Manhattan, New York. The plaintiffs alleged that the defendants tortiously interfered with the plaintiffs' joint venture agreement with the developers of the project, and that the defendants aided and abetted breaches of fiduciary duty by the developers of the project. The plaintiffs alleged the loss of a $70.0 million investment plus punitive damages. The defendants' motion to dismiss was granted on October 23, 2019 and the Court entered judgment dismissing the complaint in its entirety on November 8, 2019. Plaintiffs appealed, the parties fully briefed the appeal, and then Plaintiffs dropped the appeal, and the case remains dismissed.

Plaintiffs amended the complaint in a separate action in 2021, 111 West 57th Investment LLC v. 111W57 Mezz Investor LLC (No. 655031/2017) also in New York Supreme Court (the "April 2021 Action") to name Apollo Global Management, Inc., the Subsidiary, the Company, and certain funds managed by Apollo as defendants. The April 2021 Action concerns overlapping claims and the same condominium development project that the Apollo Action concerned. We believe the claims in this action are without merit, including as barred by the dismissal of the Apollo Action. The defendants filed a motion to dismiss, which was granted in part and denied in part on December 15, 2022. The Court dismissed the claim against Apollo Global Management, Inc. and the Company. The claim against the Apollo entities who were co-lenders on the mezzanine loan, including the subsidiary, remains in the case. Apollo will appeal the decision with respect to the remaining claim. No reasonable estimate of possible loss, if any, can be made at this time. The Company believes the claims in this action are without merit.

Loan Commitments. As described in "Note 4 - Commercial Mortgage Loans, Subordinate Loans and Other Lending Assets, Net" at December 31, 2022, we had $1.04 billion of unfunded commitments related to our commercial mortgage and subordinate loans. The timings and amounts of fundings are uncertain as these commitments relate to loans for construction costs, capital expenditures, leasing costs, interest and carry costs, among others. As such, the timings and amounts of future fundings depend on the progress and performance of the underlying assets of our loans. Certain of our lenders are contractually obligated to fund their ratable portion of these loan commitments over time, while other lenders have some degree of discretion over future loan funding obligations. The total unfunded commitment is expected to be funded over the remaining 3.6 years weighted average tenor of these loans.

COVID-19. The COVID-19 pandemic has brought forth uncertainty and disruption to the global economy, including longer-term macroeconomic effects on supply chains, inflation and labor shortages. The ultimate impact of the COVID-19 pandemic, including the continued impact and uncertainty resulting from COVID-19 variants, supply chain disruptions and labor shortages, rising inflation and increases in interest rates on the global economy could materially disrupt our business operations and impact our financial performance.

As of December 31, 2022, we have not recorded any contingencies on our consolidated balance sheets related to COVID-19. To the extent COVID-19 continues to cause dislocations in the global economy, our financial condition, results of operations, and cash flows may continue to be adversely impacted. Refer to "Note 2 - Summary of Significant Accounting Policies" for further discussion regarding COVID-19.

Note 18 – Fair Value of Financial Instruments

The following table presents the carrying value and estimated fair value of our financial instruments not carried at fair value on our consolidated balance sheets at December 31, 2022 and December 31, 2021 ($ in thousands):

	December 31, 2022		December 31, 2021	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and cash equivalents	$ 222,030	$ 222,030	$ 343,106	$ 343,106
Commercial mortgage loans, net	8,121,109	8,083,410	7,012,312	6,945,038
Subordinate loans and other lending assets, net[1]	560,881	558,740	844,948	725,906
Secured debt arrangements, net	(5,296,825)	(5,296,825)	(4,150,268)	(4,150,268)
Term loans, net	(763,813)	(731,709)	(768,325)	(782,995)

Senior secured notes, net		(494,844)	(400,950)	(494,051)	(489,175)
2022 Notes		—	—	(343,117)	(347,552)
2023 Notes		(229,361)	(225,366)	(226,862)	(231,150)
Participations sold		(25,130)	(25,130)	(27,064)	(27,064)

(1)   Includes subordinate risk retention interests in securitization vehicles with an estimated fair value that approximates their carrying value.

To determine estimated fair values of the financial instruments listed above, market rates of interest, which include credit assumptions, are used to discount contractual cash flows. The estimated fair values are not necessarily indicative of the amount we could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts. Estimates of fair value for cash and cash equivalents, convertible senior notes, net, secured debt arrangements net and Term Loans, net are measured using observable Level I inputs as defined in "Note 3 - Fair Value Disclosure." Estimates of fair value for all other financial instruments in the table above are measured using significant estimates, or unobservable Level III inputs as defined in "Note 3 - Fair Value Disclosure."

Note 19 – Net Income per Share

ASC 260, "Earnings per share" requires the use of the two-class method of computing earnings per share for all periods presented for each class of common stock and participating security as if all earnings for the period had been distributed. Under the two-class method, during periods of net income, the net income is first reduced for dividends declared on all classes of securities to arrive at undistributed earnings. During periods of net losses, the net loss is reduced for dividends declared on participating securities only if the security has the right to participate in the earnings of the entity and an objectively determinable contractual obligation to share in net losses of the entity.

The remaining earnings are allocated to common stockholders and participating securities to the extent that each security shares in earnings as if all of the earnings for the period had been distributed. Each total is then divided by the applicable number of shares to arrive at basic earnings per share. For the diluted earnings, the denominator includes all outstanding shares of common stock and all potential shares of common stock assumed issued if they are dilutive. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of these potential shares of common stock.

The table below presents the computation of basic and diluted net income per share of common stock for the years ended December 31, 2022, 2021 and 2020 ($ in thousands except per share data):

		Year ended December 31,				
		2022		2021		2020
Basic Earnings						
Net income	$	265,232	$	223,515	$	18,377
Less: Preferred dividends		(12,272)		(12,964)		(13,540)
Net income available to common stockholders	$	252,960	$	210,551	$	4,837
Less: Dividends on participating securities		(4,132)		(3,877)		(3,431)
Basic Earnings	$	248,828	$	206,674	$	1,406
Diluted Earnings						
Basic Earnings	$	248,828	$	206,674	$	1,406
Add: Dividends on participating securities		4,132		3,877		—
Add: Interest expense on Convertible Notes		25,385		35,020		—
Diluted Earnings	$	278,345	$	245,571	$	1,406
Number of Shares:						
Basic weighted-average shares of common stock outstanding		140,534,635		139,869,244		148,004,385
Diluted weighted-average shares of common stock outstanding		165,504,660		168,402,515		148,004,385
Earnings Per Share Attributable to Common Stockholders						
Basic	$	1.77	$	1.48	$	0.01

| Diluted | | $ | 1.68 | $ | 1.46 | $ | 0.01 |

The dilutive effect to earnings per share is determined using the "if-converted" method whereby interest expense on the outstanding Convertible Notes is added back to the diluted earnings per share numerator, and all of the potentially dilutive shares are included in the diluted earnings per share denominator. For the years ended December 31, 2022 and 2021, 22,314,191 and 28,533,271, weighted-average potentially issuable shares with respect to the Convertible Notes, respectively, were included in the dilutive earnings per share denominator. For the year ended December 31, 2020, 28,533,271 weighted-average potentially issuable shares with respect to the Convertible Notes were excluded from the calculation of diluted net income per share because the effect was anti-dilutive. Refer to "Note 10 - Convertible Senior Notes, Net" for further discussion.

For the year ended December 31, 2022, 2,655,833 weighted-average unvested RSUs were included in the calculation of diluted net income per share because the effect was dilutive. For the years ended December 31, 2021 and 2020, 2,456,409 and 2,030,467 weighted-average unvested RSUs, respectively, were excluded in the calculation of diluted net income per share because the effect was anti-dilutive.

Note 20 – Subsequent Events

Subsequent to the year ended December 31, 2022, the following events took place:

Investment activity: We funded approximately $51.1 million for previously closed loans. We capitalized an additional $9.3 million of construction and financing costs related to our real estate owned, held for investment.

Loan Repayments: We received approximately $23.1 million from loan repayments

Other Loan Activity: We received £72.2 million ($88.4 million assuming conversion to USD) full repayment of one of our commercial mortgage loans secured by an office property in London, UK, including all default interest accrued to date. In conjunction with the repayment we are no longer recording the previously sold subordinate interest as a secured borrowing on our consolidated balance sheet.

Apollo Commercial Real Estate Finance, Inc.
Schedule IV — Mortgage Loans on Real Estate
As of December 31, 2022
($ in thousands)

Description	Number of Loans	Property Type/location	Contractual Interest Rate (1)	Maturity Date (2)	Periodic Payment	Principal Balance	Carrying Value	Principal Amount of Mortgages Subject to Delinquent Principal or Interest
Commercial mortgage loans individually >3%								
Loan A		Retail/United Kingdom	6.7%	Apr 2027	Interest Only	$ 455,732	$ 451,718	$ —
Loan B		Retail/United Kingdom	6.6%	Oct 2026	Interest Only	394,878	391,805	—
Loan C		Healthcare/Northeast	8.1%	Mar 2027	Interest Only	374,793	370,835	—
Loan D		Mixed Use/United Kingdom	8.2%	Jun 2025	Interest Only	306,366	304,655	—
Loan E		Residential/New York City	8.6%	Sept 2024	Interest Only	276,610	274,105	—
Loan F		Parking Garage/Various US	8.3%	May 2026	Interest Only	271,141	270,199	—
Loan G		Hotel/Spain	4.8%	Aug 2024	Interest Only	334,224	334,224	—
Commercial mortgage loans individually <3%								
First Mortgage(3)	17	Hotel/Various	4.8%-11.6%	2022-2027	Principal and Interest/Interest Only	$ 1,745,133	$ 1,739,394	$ 98,246
First Mortgage(4)	10	Office/Various	4.6%-11.0%	2022-2027	Interest Only	1,534,092	1,525,489	112,429
First Mortgage	9	Residential/Various	6.7%-8.3%	2023-2027	Principal and Interest/Interest Only	805,304	801,237	
First Mortgage	3	Retail/Various	6.6%-8.5%	2023-2027	Interest Only	561,383	487,447	171,099
First Mortgage	3	Mixed Use/Various	7.9%-9.3%	2023-2027	Interest Only	255,196	255,154	
First Mortgage	1	Industrial/Sweden	4.7%	May 2026	Interest Only	248,064	246,409	
First Mortgage	1	Healthcare/United Kingdom	7.7%	Oct 2024	Principal and Interest	154,759	153,212	
First Mortgage(5)	3	Other/Various	4.4%-8.8%	2025 to 2028	Interest Only	542,586	538,074	
Total Commercial mortgage loans						$ 8,260,261	$ 8,143,957	$ 381,774

Description	Number of Loans	Property Type/location	Contractual Interest Rate (1)	Maturity Date (2)	Periodic Payment	Principal Balance	Carrying Value	Principal Amount of Mortgages Subject to Delinquent Principal or Interest
Subordinate loans and other lending assets individually <3%								
Subordinate Mortgage	3	Residential/New York City	0.0%-13.1%	Sep 2024	Principal and Interest/Interest Only	$ 530,398	$ 462,198	$ 337,493
Other Lending Asset	1	Healthcare/Various US	9.6%	Jun 2024	Interest Only	$ 51,097	$ 51,097	
Subordinate Mortgage	2	Hotel/Various US	10.4%-11.5%	2023-2025	Principal and Interest/Interest Only	43,511	43,462	

Subordinate Mortgage	1	Office/Midwest	11.0%	Sep 2024	Interest Only	7,500	7,500	
Total Subordinate loans and other lending assets[6]						$ 632,506	$ 564,257	$ 337,493
Total loans[7]						$ 8,892,767	$ 8,708,214	$ 719,267
General CECL Allowance[8]							(26,224)	
Carrying value, net							$ 8,681,990	

(1) Assumes applicable benchmark rate as of December 31, 2022 for all floating rate loans.
(2) Assumes all extension options are exercised.
(3) Includes one loan that was in maturity default as of December 31, 2022.
(4) Includes one loan that was in maturity default as of December 31, 2022 and was paid in full on January 13, 2023.
(5) Includes a loan collateralized by a portfolio of office, industrial, and retail property types.
(6) Subject to prior liens of approximately $1.3 billion.
(7) The aggregate cost for U.S. federal income tax purposes is $8.8 billion.
(8) Excludes $4.3 million of General CECL Allowance related to unfunded commitments on commercial mortgage loans, subordinate loans and other lending assets, net in 2022.

The following table summarizes the changes in the carrying amounts of our loan portfolio during 2022 and 2021 ($ in thousands):

Reconciliation of Carrying Amount of Loans	December 31, 2022	December 31, 2021
Balance at beginning of year	$ 7,857,260	$ 6,496,977
Loan fundings	3,624,661	3,334,062
Loan repayments	(2,214,621)	(1,881,211)
Loss on foreign currency translation	(356,436)	(93,241)
Realized loss on investments [1]	(24,894)	(20,767)
Transfer to real estate owned, held for sale	(226,459)	(45,289)
Decrease in Specific CECL Allowance [2]	11,500	30,000
Decrease in General CECL Allowance [3]	7,364	4,514
Deferred Fees	(46,874)	(42,911)
PIK interest, amortization of fees and other items [4]	50,489	75,126
Balance at the close of year	$ 8,681,990	$ 7,857,260

1) During the year ended December 31, 2022, we recorded a realized loss on investments represented with a write-off of a previously recorded Specific CECL Allowance comprising of (i) a $17.9 million on a first mortgage loan secured by an urban predevelopment property following the sale of the underlying property, and (ii) a $7.0 million, related to a first mortgage secured by a hotel property in anticipation of consensual foreclosure in the first quarter of 2023. During the year ended December 31, 2021, we recorded a $20.0 million realized loss on investments reflecting the difference between the fair value of a hotel acquired through a deed-in-lieu of foreclosure and the amortized cost of the loan at the time of foreclosure and an $0.8 million loss on the sale of our interest in a subordinate loan secured by a mixed-use property.
2) The $11.5 million decrease during the year ended December 31, 2022 was comprised of i) a reversal and a write-off of a previously recorded Specific CECL Allowance of $53.0 million and $15.0 million, respectively, on an urban predevelopment first mortgage loan in Miami, FL and ii) a $10.0 million reversal of a previously recorded Specific CECL Allowance on a loan related to a multifamily development in Brooklyn, NY. These write-offs and reversals recorded during the year ended December 31, 2022 were offset by the Specific CECL Allowance of $66.5 million recorded in relation to a mezzanine loan secured by our interest in an ultra-luxury residential property in Manhattan, NY. The $30.0 million decrease of our Specific CECL Allowance during the year ended December 31, 2021 was comprised of i) a $20.0 million reversal of a previously recorded Specific CECL Allowance on a multifamily development loan located in Brooklyn, NY due to a more favorable market outlook as compared to when the allowance was taken and ii) a $10.0 million write-off of a previously recorded Specific CECL Allowance recorded in connection with a deed-in-lieu foreclosure on a mezzanine loan secured by an interest in a luxury hotel in Washington, D.C.
3) $4.3 million and $3.1 million as of December 31, 2022 and 2021, respectively of the General CECL Allowance is excluded from this table because it relates to unfunded commitments and has been recorded as

a liability on our consolidated balance sheets.

4)   Other items primarily consist of purchase discounts or premiums, exit fees and deferred origination expenses, as well as $3.2 million and $1.4 million in cost recovery proceeds in 2022 and 2021, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

A review and evaluation was performed by our management, including our principal executive and financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 10-K. Based on that review and evaluation, our principal executive and financial officer has concluded that our current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and our expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).

Based on its assessment, our management believes that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria. There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting. This report appears on pages 51 through 53 of this annual report on Form 10-K.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

<p align="center">PART III</p>

Item 10. Directors, Executive Officers and Corporate Governance.

The information regarding our directors, executive officers and certain other matters required by Item 401 of Regulation S-K is incorporated herein by reference to our definitive proxy statement relating to our 2021 annual meeting of stockholders (the "Proxy Statement"), to be filed with the SEC within 120 days after December 31, 2022.

The information regarding compliance with Section 16(a) of the Exchange Act required by Item 405 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

The information regarding our Code of Business Conduct and Ethics required by Item 406 of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

The information regarding certain matters pertaining to our corporate governance required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

Item 11. Executive Compensation.

The information regarding executive compensation and other compensation related matters required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The tables on equity compensation plan information and beneficial ownership of our securities required by Items 201(d) and 403 of Regulation S-K are incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information regarding transactions with related persons, promoters and certain control persons and director independence required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

Item 14. Principal Accountant Fees and Services.

The information concerning principal accounting fees and services and the Audit Committee's pre-approval policies and procedures required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Proxy Statement to be filed with the SEC within 120 days after December 31, 2022.

PART IV
Item 15. Exhibits and Financial Statement Schedules.
The following documents are filed as part of this annual report on Form 10-K:

(1) Financial Statements:
Our consolidated financial statements and the related schedule, together with the independent registered public accounting firm's report thereon, are set forth on pages 51 through 53 of this annual report on Form 10-K and are incorporated herein by reference. See Item 8. "Financial Statements and Supplementary Data" filed herein, for a list of financial statements.

(2) Financial Statement Schedule:
Schedule IV — Mortgage Loans on Real Estate as of December 31, 2022.

(3) Exhibits Files:

3.1	Articles of Amendment and Restatement of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.1 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
3.2	By-laws of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 3.3 of the Registrant's Form S-4 (Registration No. 333-210632).

3.3	Articles Supplementary designating Apollo Commercial Real Estate Finance, Inc.'s 7.25% Series B-1 Cumulative Redeemable Perpetual Preferred Stock, liquidation preference $25.00 per share, par value $0.01 per share, incorporated by reference to Exhibit 3.1 of the Registrant's Form 8-K filed on July 20, 2021 (File No.: 001-34452).
4.1	Specimen Stock Certificate of Apollo Commercial Real Estate Finance, Inc., incorporated by reference to Exhibit 4.1 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
4.2	Indenture, dated as of March 17, 2014, between the Registrant and Wells Fargo Bank, National Association, as Trustee, incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed on March 21, 2014 (File No.: 001-34452).
4.3	Second Supplemental Indenture, dated as of August 21, 2017, between the Registrant and Wells Fargo Bank, National Association, as Trustee (including the form of 4.75% Convertible Senior Note due 2022), incorporated by reference to Exhibit 4.2 of the Registrant's Form 8-K filed on August 21, 2017 (File No.: 001-34452).
4.4	Third Supplemental Indenture, dated as of October 5, 2018 between the Registrant and Wells Fargo Bank, National Association, as Trustee (including the form of 5.375% Convertible Senior Note due 2023), incorporated by reference to Exhibit 4.2 of the Registrant's Form 8-K filed on October 5, 2018 (File No.: 001-34452).
4.5	Indenture dated as of June 29, 2021, by and among Apollo Commercial Real Estate Finance, Inc., as issuer, ACREFI Operating, LLC, ARM Operating, LLC and ACREFI Mortgage Lending, LLC, as guarantors, Wells Fargo Bank, National Association, as trustee and notes collateral agent (including the form of Apollo Commercial Real Estate Finance, Inc.'s 4.625% Senior Secured Notes due 2029), incorporated by reference to Exhibit 4.1 of the Registrant's Form 8-K filed on July 6, 2021 (File No.: 001-34452).
4.6*	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
10.1	Management Agreement, dated as of September 23, 2009, between Apollo Commercial Real Estate Finance, Inc. and ACREFI Management, LLC., incorporated by reference to Exhibit 10.2 of the Registrant's Form 10-Q filed on November 16, 2009 (File No.: 001-34452).
10.2	License Agreement dated as of September 23, 2009, between Apollo Commercial Real Estate Finance, Inc. and Apollo Global Management, LLC, incorporated by reference to Exhibit 10.3 of the Registrant's Form 10-Q filed on November 16, 2009 (File No.: 001-34452).
10.3	Apollo Commercial Real Estate Finance, Inc. 2009 Equity Incentive Plan, as amended and restated, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on March 3, 2017 (File No. 001-34452).
10.4	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.3 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
10.5	Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on January 5, 2015 (File No. 001-34452).
10.6	Form of Indemnification Agreement entered into by Apollo Commercial Real Estate Finance, Inc.'s directors and officers, incorporated by reference to Exhibit 10.6 of the Registrant's Form S-11, as amended (Registration No. 333-160533).
10.7	Registration Rights Agreement, dated as of September 18, 2015, between Apollo Commercial Real Estate Finance, Inc. and QH RE Asset Company LLC, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on September 23, 2015 (File No. 001-34452).
10.8	Registration Rights Agreement, dated as of September 18, 2015, between Apollo Commercial Real Estate Finance, Inc. and QH RE Asset Company LLC, incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on September 23, 2015 (File No. 001-34452).
10.9	Amended and Restated Apollo Commercial Real Estate Finance, Inc. 2019 Equity Incentive Plan, incorporated by reference to Exhibit 4.3 of the Registrant's Form S-8 filed on July 15, 2019 (File No. 333-232660).
10.10	Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 4.4 of the Registrant's Form S-8 filed on July 15, 2019 (File No. 333-232660).

10.11	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 4.5 of the Registrant's Form S-8 filed on July 15, 2019 (File No. 333-232660).
10.12	Trust Deed, dated June 30, 2020, by and between ACRE Debt 2 PLC, as issuer, and U.S. Bank Trustees Limited, as trustee, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on July 7, 2020 (File No.: 001-34452).
10.13	Incorporated Terms Memorandum, dated June 30, 2020, by and among ACRE Debt 2 PLC, ACREFI B, LLC, ACREFI BN, LLC, U.S. Bank Trustees Limited, Barclays Bank plc, and the other parties identified therein (portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K), incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K filed on July 7, 2020 (File No.: 001-34452).
10.14	Registration Rights Agreement with respect to Apollo Commercial Real Estate Finance, Inc.'s 7.25% Series B-1 Cumulative Redeemable Perpetual Preferred Stock dated July 14, 2021 by and between Apollo Commercial Real Estate Finance, Inc., QH RE Asset Company LLC and DIC Holding II LLC, incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed on July 20, 2021 (File No. 001-34452)
21.1*	Subsidiaries of Registrant.
23.1*	Consent of Deloitte & Touche LLP.
24.1*	Power of Attorney (included on signature page).
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of 18 U.S.C. Section 1350 as adopted pursuant to the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File (embedded with the Inline XBRL document)

*   **Filed herewith.**

Item 16. Form 10-K Summary.

Not Applicable.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apollo Commercial Real Estate Finance, Inc.

February 8, 2023	By:	/s/ Stuart A. Rothstein
		Stuart A. Rothstein
		President and Chief Executive Officer (Principal Executive Officer)

February 8, 2023	By:	/s/ Anastasia Mironova
		Anastasia Mironova
		Chief Financial Officer, Treasurer, Secretary (Principal Financial Officer and Principal Accounting Officer)


POWER OF ATTORNEY


Each person whose signature appears below hereby constitutes and appoints Stuart A. Rothstein, Anastasia Mironova and Jessica L. Lomm and each of them, with full power to act without the other, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Form 10-K, and any and all amendments thereto, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report was signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

February 8, 2023	By:	/s/ Stuart A. Rothstein
		Stuart A. Rothstein
		President and Chief Executive Officer (Principal Executive Officer)

February 8, 2023	By:	/s/ Anastasia Mironova
		Anastasia Mironova
		Chief Financial Officer, Treasurer, Secretary (Principal Financial Officer and Principal Accounting Officer)

February 8, 2023	By:	/s/ Mark C. Biderman
		Mark C. Biderman
		Director

February 8, 2023	By:	/s/ Pamela G. Carlton
		Pamela G. Carlton
		Director

February 8, 2023	By:	/s/ Brenna Haysom
		Brenna Haysom
		Director

February 8, 2023	By:	/s/ Robert A. Kasdin
		Robert A. Kasdin
		Director

February 8, 2023	By:	/s/ Katherine Newman
		Katherine Newman
		Director

February 8, 2023	By:	/s/ Eric L. Press
		Eric L. Press
		Director

February 8, 2023	By:	/s/ Scott S. Prince
		Scott S. Prince
		Director

February 8, 2023	By:	/s/ Michael E. Salvati
		Michael E. Salvati
		Director

February 8, 2023	By:	/s/ Carmencita N.M. Whonder
		Carmencita N.M. Whonder
		Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

Apollo Commercial Real Estate Finance, Inc.

Corporate Information

Board of Directors

Michael E. Salvati
Chair of the Board of Apollo Commercial Real Estate Finance, Inc.

Mark C. Biderman
Consultant

Pamela G. Carlton
President of Springboard - Partners in Cross Cultural Leadership, LLC

Brenna Haysom
Chief Executive Officer of Rally Labs

Robert A. Kasdin
Independent Director of the Board of Apollo Commercial Real Estate Finance, Inc.

Katherine G. Newman
Partner and Senior Tax Counsel, Apollo Global Management, Inc.

Eric L. Press
Partner, Apollo Global Management, Inc.

Scott S. Prince
Consultant

Stuart A. Rothstein
Chief Executive Officer and President of Apollo Commercial Real Estate Finance, Inc.; Partner and Chief Operating Officer-Real Estate, Apollo Global Management, Inc.

Carmencita N.M. Whonder
Chief Executive Officer of OF WHONDER

Executive Officers

Stuart A. Rothstein
Chief Executive Officer and President of Apollo Commercial Real Estate Finance, Inc.; Partner and Chief Operating Officer-Real Estate, Apollo Global Management, Inc.

Anastasia Mironova
Chief Financial Officer, Treasurer and Secretary of Apollo Commercial Real Estate Finance, Inc.

Other Information

Stock Listing

Apollo Commercial Real Estate Finance, Inc.'s common stock is listed on the New York Stock Exchange under the symbol "ARI."

Manager

ACREFI Management, LLC
c/o Apollo Global Management, Inc.
9 West 57th Street, 42nd Floor
New York, NY 10019

Transfer Agent

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Point Curve, Suite IOI
Mendota Heights, MN 55120
Shareowner Relations: 800-468-97 1 6
Website: www.shareowneronline.com

Annual Meeting of Stockholders

Stockholders of Apollo Commercial Real Estate Finance, Inc. are cordially invited to virtually attend the 2023 Annual Meeting of Stockholders scheduled to be held via a live webcast on June 6, 2023, at 9:00 a.m., Eastern Time.

APOLLO | Commercial Real Estate Finance

9 West 57th Street, 42nd Floor, New York , NY 10019